     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1994


                                                       REGISTRATION NO. 33-52353
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HANOVER DIRECT, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------


           DELAWARE                 1500 Harbor Boulevard               13-0853260
(State or other jurisdiction of   Weehawken, New Jersey 07087        (I.R.S. Employer
incorporation or organization)         (201) 863-7300             Identification Number)


              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            MICHAEL P. SHERMAN, ESQ.
                              HANOVER DIRECT, INC.
                             1500 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087

                                 (201) 863-7300


                      (Name, address, including zip code,
                      and telephone number, including area
                          code, of agent for service)
                             ---------------------
                                   COPIES TO:

           MONTE E. WETZLER, ESQ.                           VALERIE FORD JACOB, ESQ.
        WHITMAN BREED ABBOTT & MORGAN               FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
               200 PARK AVENUE                                 ONE NEW YORK PLAZA
          NEW YORK, NEW YORK 10166                          NEW YORK, NEW YORK 10004
               (212) 351-3000                                    (212) 820-8000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.



     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 11, 1994


P R O S P E C T U S

                               10,000,000 SHARES


                                 (HANOVER LOGO)


                                  COMMON STOCK
                             ---------------------

     Of the 10,000,000 shares of Common Stock offered hereby, 5,845,396 are being issued and sold by Hanover Direct, Inc. ("Hanover" or the "Company") and 4,154,604 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.


     The Common Stock of the Company is listed on the American Stock Exchange (the "AMEX") under the symbol "HNV". On March 10, 1994, the last reported sale price of the Common Stock as reported on the AMEX was $7 per share. See "Price Range of Common Stock."


     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO     UNDERWRITING     PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)     COMPANY(2)   SHAREHOLDERS(2)
- --------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
Total (3).........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company and a Selling Shareholder estimated at $520,000 and $280,000, respectively.


(3) The Company and a Selling Shareholder have granted the several Underwriters 30-day options to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Shareholders will be
     $          , $          , $          and $          , respectively. See
     "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about                  , 1994.

                             ---------------------

MERRILL LYNCH & CO.                    ALEX. BROWN & SONS INCORPORATED

                             ---------------------

            The date of this Prospectus is                  , 1994.

                            (INSIDE FRONT COVER 1)



(PHOTOGRAPH 1)                      (LOGO)                     (PHOTOGRAPH 2)


(LOGO)                              (LOGO)                             (LOGO)


(PHOTOGRAPH 3)                      (LOGO)                     (PHOTOGRAPH 4)



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            (INSIDE FRONT COVER 2)



 (LOGO)         (PHOTOGRAPH 1)      (LOGO)     (PHOTOGRAPH 2)       (LOGO)       (PHOTOGRAPH 3)      (LOGO)

                                                                                  The Company
                                                                                  is a leading
                                                                                  direct specialty
                                                                                  retailer that
                                                                                  publishes a
(PHOTOGRAPH 4)      (LOGO)     (PHOTOGRAPH 5)     (LOGO)        (PHOTOGRAPH 6)    portfolio of       (PHOTOGRAPH 7)
                                                                                  fourteen branded
                                                                                  specialty catalogs
                                                                                  offering home
                                                                                  furnishings,
                                                                                  general
                                                                                  merchandise
                                                                                  and apparel.

 (LOGO)         (PHOTOGRAPH 8)      (LOGO)     (PHOTOGRAPH 9)       (LOGO)       (PHOTOGRAPH 10)      (LOGO)


                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context indicates otherwise, all references in this Prospectus to the Company include the Company, its predecessors, including The Horn & Hardart Company, a Nevada corporation ("H&H"), and The Hanover Companies, a Nevada corporation ("THC"), and its consolidated subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes the over-allotment options granted to the Underwriters are not exercised. With respect to financial information of the Company, all references herein to a year or years shall refer to the fiscal year or years of the Company.

                                   THE COMPANY


     The Company is a leading direct specialty retailer that publishes a portfolio of 14 branded specialty catalogs offering home furnishings, general merchandise and apparel. The Company's goal for each of its catalogs is to be a leader in its market niche. To achieve this goal, the Company employs marketing and merchandising strategies designed to meet the distinctive needs of each catalog's target customers. The Company's catalogs include Domestications, the nation's leading specialty home textile catalog, which has grown rapidly with revenues increasing from approximately $30 million in 1987 to approximately $311 million in 1993. The Company's portfolio of catalogs also includes Colonial Garden Kitchens, a leading specialty catalog with the largest 12-month customer list in its category featuring worksaving and lifestyle enhancing items for the kitchen and home. During 1993, the Company mailed approximately 322 million catalogs and had total revenues of approximately $643 million. The Company maintains a proprietary customer list, containing approximately 19 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Since 1991, approximately seven million names have been added to the list. Approximately seven million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.


     The Company seeks to develop distinct brand identities for each of its catalogs. To achieve this goal, the Company has adopted a decentralized operating structure so that all significant decisions, including those regarding market positioning and strategy, merchandising, circulation levels, catalog design and inventory management, are made on an individual catalog basis. However, the Company gains substantial operating efficiencies and cost savings by centrally operating the purchasing, telemarketing, fulfillment, distribution and certain administrative functions for all of its catalogs.

     The Company's goal is to become the nation's leading direct specialty retailer and preferred retail source for its customers. The Company's growth strategy includes: (i) internal catalog growth and development; (ii) strategic acquisitions; (iii) strategic ventures; (iv) development of international market opportunities; and (v) exploration of growth prospects in electronic interactive media.


     During 1993, the Company acquired three brand-name catalogs, Gump's, the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts, The Company Store, an upscale direct marketer of down comforters and other down and related products for the home, and Tweeds, the European inspired women's fashion catalog. In addition, in January 1994, the Company entered into a licensing agreement (the "Sears Agreement") with Sears, Roebuck and Co. ("Sears") to produce specialty catalogs for the 23 million Sears customers no longer being served by the recently discontinued Sears catalog.


     The Company believes that direct marketing offers several advantages over traditional retail stores including the convenience, safety and efficiency of home shopping. These benefits are increasingly important as a result of changing demographics including the growing number of dual income families and the aging of the population. From 1987 through 1992, total U.S. catalog sales grew more rapidly than retail store sales, at an average annual rate of approximately 8%. The Company believes that direct marketing sales will continue to grow more rapidly than retail store sales.

                             RELATIONSHIP WITH NAR


     In the fall of 1991, NAR Group Limited, a British Virgin Islands corporation (together with its affiliates, "NAR"), effectively gained control of the Company. Upon completion of the offering of the shares of Common Stock offered hereby (the "Offering"), NAR will own 46,841,528 shares of Common Stock and warrants and options to purchase 5,053,735 shares of Common Stock constituting 54.3% of the outstanding Common Stock of the Company on a fully-diluted basis (approximately 53.7% if the Underwriters' over-allotment option is exercised in full). NAR is a private investment holding company that is a joint venture between the family of Alan G. Quasha, a Director and the Chairman of the Board of the Company, and Compagnie Financiere Richemont A.G., a Swiss public company engaged in tobacco, luxury goods and other businesses ("Richemont"). Richemont is the ultimate parent of a family of some of the world's leading luxury goods trademarks, including Cartier, Piaget, Baume & Mercier, Alfred Dunhill and Montblanc. See "The Company -- History and Organization -- Restructuring," "Management -- General," "Principal and Selling Shareholders" and "Relationship with NAR."



                                  THE OFFERING


Common Stock Offered
  By the Company..............  5,845,396 shares
  By the Selling
     Shareholders.............  4,154,604 shares
Common Stock to be Outstanding
  after the Offering..........  95,651,765 shares(a)
Use of Proceeds...............  The net proceeds will be used for general corporate purposes, including the expansion of the Company's business.
                                See "Use of Proceeds."
American Stock Exchange
  symbol......................  HNV

- ---------------


(a) Includes 5,563,985 shares reserved for issuance under outstanding warrants and options exercisable within 60 days of March 10, 1994. Excludes 1,100,994 shares reserved for issuance under outstanding options which are not currently exercisable and 2,737,493 shares reserved for issuance upon the exercise of options that may be granted in the future under the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The summary consolidated financial data for the fiscal years 1989 through 1993 have been derived from the consolidated financial statements of the Company (successor to H&H) and its subsidiaries, which statements have been audited by Arthur Andersen & Co., independent public accountants, whose report on certain of such financial statements is included elsewhere and incorporated by reference in this Prospectus. Certain reclassifications have been made to the financial data for the fiscal years prior to 1993 in order to conform with the fiscal 1993 presentation.



     In September 1993, the Company was formed in connection with mergers involving the Company, H&H and THC, a wholly owned subsidiary of H&H. The mergers were accounted for similarly to a pooling-of-interests, and, accordingly, the Company's summary consolidated financial data include the results of H&H and THC for all applicable periods presented.


                                                                FISCAL YEAR
                                       --------------------------------------------------------------
                                          1989         1990         1991         1992         1993
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues.............................  $  382,637   $  555,770   $  623,650   $  586,562   $  642,511
Operating income (loss)..............       9,703       10,190      (26,078)      14,402       19,076
Income (loss) from continuing
  operations.........................         187       (2,136)     (51,081)       1,048       17,337
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change for income
  taxes..............................      (8,959)    (118,057)     (72,200)       1,048       17,337
Net income (loss)....................      (8,959)    (115,911)     (65,285)      20,249       17,337
Preferred stock dividends............          --           --         (466)      (3,197)      (4,093)
Net income (loss) applicable to
  common shareholders................      (8,959)    (115,911)     (65,751)      17,052       13,244
Income (loss) per share from
  continuing operations..............  $      .01   $     (.15)  $    (3.16)  $     (.06)  $      .17
Income (loss) per share before
  extraordinary items and cumulative
  effect of accounting change for
  income taxes.......................        (.63)       (8.39)       (4.46)        (.06)         .17
Net income (loss) per share..........        (.63)       (8.24)       (4.03)         .44          .17
Weighted average number of shares
  outstanding........................  14,145,416   14,068,460   16,287,723   38,467,015   77,064,131


                                                                         AS OF JANUARY 1, 1994
                                                                       -------------------------
                                                                        ACTUAL    AS ADJUSTED(A)
                                                                       --------   --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA (END OF PERIOD):
Working capital......................................................  $ 25,476      $ 63,419
Total assets.........................................................   188,838       226,781
Total debt...........................................................    36,160        36,160
Shareholders' equity.................................................    45,868        83,811


- ---------------


(a) Adjusted to reflect the sale by the Company of 5,845,396 shares of Common Stock offered hereby at an assumed price of $7.00 per share, less estimated underwriting discount and offering expenses.

                           INVESTMENT CONSIDERATIONS

     In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the investment considerations set forth below prior to deciding whether to invest in the Common Stock offered hereby.

FUTURE OPERATING RESULTS

     The Company's continued revenue growth and positive net income will depend on its ability to increase catalog sales and to effectively monitor and control costs. There can be no assurance that the Company's future operations will generate net income. Furthermore, future operating results depend upon many factors, including general economic conditions, the ability of the Company to continue to attract and retain customers successfully, the level of competition and its ability to successfully identify, forecast and respond to customer preferences and fashion trends. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."


     The Company's Domestications catalog is the nation's leading specialty home textile catalog with revenues of approximately $311 million in 1993, which constitute approximately 48% of the Company's revenues in 1993. A decrease in profitability of Domestications would have a material adverse effect upon the Company's financial position and results of operations.


RECENT ACQUISITIONS AND NEW BUSINESS DEVELOPMENTS


     The Company acquired three businesses during 1993: (i) in May, the Company acquired the assets of Gump's, the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts; (ii) in August, the Company acquired the assets of The Company Store, an upscale direct marketer of down comforters and other down and related products for the home; and (iii) in September, the Company acquired the stock of Tweeds, the European inspired women's fashion catalog. None of these companies was profitable at the time of its acquisition by the Company. In addition, these acquisitions present relatively new market niches for the Company and the Company must successfully integrate and develop these newly acquired companies. There can be no assurance that the Company will be able to successfully integrate or develop these new businesses or improve their profitability. See "The Company -- Recent Strategic Acquisitions and Ventures" and "Business -- Growth Strategy -- Strategic Acquisitions."



     In addition, in January 1994, the Company entered into the Sears Agreement to produce specialty catalogs for the 23 million customers of the recently discontinued Sears catalog. The Sears Agreement represents the culmination of successful test marketing by Sears and the Company during 1993. The Sears Agreement contains increasing performance standards which must be met by the Company and which allow Sears to terminate the Sears Agreement upon noncompliance. There can be no assurance that the Company will be able to meet such performance standards. See "The Company -- Recent Strategic Acquisitions and Ventures -- Sears" and "Business -- Growth Strategy -- Strategic
Ventures -- Sears Agreement."


COMPUTER SYSTEMS CONVERSION


     The Company is currently in the process of upgrading its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. The Company currently estimates that the total cost to install and implement the new systems, including the cost of dedicated internal personnel, will be approximately $13 to $15 million. The Company plans to bring the new systems on-line for several catalogs in 1994 (during which time it will maintain its existing systems for its other catalogs) with the balance of the Company's catalogs to be brought on-line in 1995. There can be no assurance that the new systems will be implemented as currently scheduled or that they will achieve the goals established by the Company, in which case the Company's financial position or results of operations may be adversely affected. See "Business -- Management Information Systems."

NEW FULFILLMENT FACILITY


     The Company owns an interest in the Roanoke, Virginia fulfillment center which services its Tweeds catalog. The Company plans to consolidate additional Apparel Group catalogs into this facility and to construct in 1994 an additional 500,000 square foot state-of-the-art facility on a separate site in Roanoke which, upon its completion, will handle all of Domestications fulfillment needs. The Company estimates that the total cost of this consolidation effort and the construction of the new facility will be approximately $18 million, the funds for which may be derived from this Offering. See "Use of Proceeds." Although the Company has carefully planned the transition to these facilities in phases, significant delays or serious unanticipated difficulties arising from the transition could adversely affect the Company's financial position or results of operations. See "Business -- Distribution."


FOREIGN SOURCING

     Approximately 10% of the Company's merchandise is purchased directly from foreign suppliers. Although the Company believes that it has established close relationships with its principal manufacturing sources, the Company's future success will depend in some measure upon its ability to maintain such relationships.

     The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The occurrence of any one or more of the foregoing could adversely affect the Company's financial position or results of operations. To date, these factors have not caused any material disruption of the Company's operations. Also, the Company conducts business with most of its vendors in United States currency and has not experienced any material difficulties as a result of any foreign, political, economic or social liabilities.

INCREASES IN COSTS OF MAILING, PAPER AND PRINTING


     Postal rate increases and paper and printing costs affect the cost of the Company's order fulfillment and catalog and promotional mailings. In 1993, the Company mailed approximately 322 million catalogs and the aggregate cost of mailing catalogs and other promotional materials, including printing and paper costs, totalled approximately $158 million. The Company has contracted for its paper needs through the end of 1994 and believes its paper costs are competitive at the present time. However, no assurance can be given that the Company will not be subject to a significant increase in paper costs. The Company anticipates a postal rate increase in 1995. Increases in postal rates or paper and printing costs could have a material negative impact on the Company's financial position and results of operations to the extent that the Company is unable to pass such increase directly on to customers or to offset such increase by raising selling prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems. See "Business -- Business Strategy -- Leverage Centers."


CONSUMER SPENDING

     The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending would not have a material adverse impact on the Company.

COMPETITION

     The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs and retail stores, including department stores, specialty stores and discount stores. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies. See "Business -- Competition."

RELATIONSHIP WITH NAR

     Upon completion of the Offering, NAR will own 54.3% of the Company's outstanding Common Stock on a fully-diluted basis (approximately 53.7% if the Underwriters' over-allotment option is exercised in full). Although pursuant to a stock purchase agreement between the Company and NAR, NAR has agreed to nominate only six of the Company's 11 Directors until 1996, NAR will have the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders meeting. See "The
Company -- History and Organization -- Restructuring," "Management -- General," "Principal and Selling Shareholders" and "Relationship with NAR."

SHARES ELIGIBLE FOR FUTURE SALE


     There will be 90,087,780 shares of Common Stock outstanding immediately following the Offering (91,062,780 if the Underwriters' over-allotment option is exercised in full). Of such amount, 38,870,968 shares (39,845,968 if the Underwriters' over-allotment option is exercised in full) will be tradeable without restriction and the remainder will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company and certain shareholders owning 50,562,209 restricted shares and warrants and options currently exercisable for 7,894,595 shares have agreed with the Underwriters not to sell or otherwise dispose of any shares for 180 days after the date of this Prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters. A Selling Shareholder owning 654,603 restricted shares has agreed with the Underwriters not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters. In addition, NAR, Sun Life Insurance Company of America ("Sun Life") and certain executive officers of the Company are entitled to certain rights with respect to registration of their shares of Common Stock under the Securities Act. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price. NAR and such executive officers have advised the Company that they do not currently intend to sell any shares of Common Stock owned by them. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the Offering could be adversely affected by future sales of substantial amount of Common Stock by existing shareholders. See "Shares Eligible for Future Sale."


RESTRICTIONS ON DIVIDENDS

     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. See "Dividend Policy."

                                  THE COMPANY


     The Company is a leading direct specialty retailer that publishes a portfolio of 14 branded specialty catalogs offering home furnishings, general merchandise and apparel. The Company's goal for each of its catalogs is to be a leader in its market niche. To achieve this goal, the Company employs marketing and merchandising strategies designed to meet the distinctive needs of each catalog's target customers. The Company's catalogs include Domestications, the nation's leading specialty home textile catalog, which has grown rapidly with revenues increasing from approximately $30 million in 1987 to approximately $311 million in 1993. The Company's portfolio of catalogs also includes Colonial Garden Kitchens, a leading specialty catalog with the largest 12-month customer list in its category featuring worksaving and lifestyle enhancing items for the kitchen and home. During 1993, the Company mailed approximately 322 million catalogs and had total revenues of approximately $643 million. The Company maintains a proprietary customer list, containing approximately 19 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Since 1991, approximately seven million names have been added to the list. Approximately seven million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.


HISTORY AND ORGANIZATION

     History. The Company's direct marketing subsidiary, founded in 1934, initially operated as a chain of specialty retail women's fashion stores in Pennsylvania and nearby states under the name Lana Lobell. In 1950, it published its first catalog offering women's fashion by mail and, by the end of the decade, a majority of the subsidiary's revenues was derived from catalog sales. In 1962, the subsidiary first published Hanover House, a catalog featuring gifts, seasonal, household and novelty items. The Company's direct marketing subsidiary was acquired in 1972 by The Horn & Hardart Company ("H&H"), a restaurant company founded in 1911. The Company's direct marketing subsidiary continued its growth through internal development of new and existing catalogs utilizing its proprietary customer list as well as through acquisitions of other catalog companies.


     Restructuring. The Company incurred a substantial amount of debt in connection with the growth of its restaurant business in the 1970s and 1980s. The Company began restructuring its business in 1989 by disposing of the real estate assets and operations related to its restaurant business and focusing on its direct marketing operations. As the Company began the disposition of its restaurant operations, management believed that the underlying asset values would at least enable it to repay the debts secured thereby. However, the Company's withdrawal from the restaurant business coincided with a severe decline in real estate values in the northeastern United States and elsewhere in the country. Accordingly, the Company failed to generate sufficient cash proceeds to repay all of the associated debt. As a result, a high level of debt remained which placed an excessive burden on the cash flows of the direct marketing business, the Company's only source of internally generated cash. By early 1991, vendors and factors were restricting the availability of trade credit on normal terms, hampering the Company's ability to purchase merchandise. Because of strong demand for the merchandise in the Company's catalogs and its inability to obtain adequate trade credit with which to purchase merchandise, the Company's backorder level increased substantially and it incurred operating losses in 1990 and 1991. In response, the Company began to take additional actions and explore financial alternatives available to it to solve its cash flow problems, including the sale of an equity interest in the Company.



     In the fall of 1991, NAR acquired a 48.9% interest in the Company through an equity investment of $40 million and the extension of a line of credit of up to $30 million (later increased to $50 million) and implemented a restructuring program consisting of operational changes, debt reduction and the disposition of substantially all of the Company's remaining non-direct marketing assets. The Company reported a loss from continuing operations of approximately $51.1 million in 1991, including $15.3 million of nonrecurring charges, due to liquidity problems caused by the cash needs of the Company and a loss on disposal of discontinued operations of $21.1 million.



     By the end of 1992, through a series of transactions, including a rights offering, a sale of preferred stock and exchange offers, and the sale of substantially all of its restaurant and real estate properties, the Company reduced its debt and lease obligations (excluding working capital debt) by $182.8 million from September 1991. As a result of these transactions, NAR increased its equity investment by approximately $38.1 million and its interest in the Company to approximately 56%.



     Establishment of New Business Objectives. Subsequent to NAR acquiring control of the Company, the following key goals were established: (1) develop distinct brand identities for each of the Company's specialty catalogs; (2) decentralize the Company's operating structure; (3) identify and utilize the cost savings and operating efficiencies created by the high sales volumes generated on a combined basis from the Company's multiple specialty catalogs;
(4) motivate Company employees by linking compensation to both individual and overall Company performance and encourage employee stock ownership; (5) grow the Company's catalog business through: (i) internal catalog growth and development;
(ii) strategic acquisitions; (iii) strategic ventures; (iv) development of international market opportunities; and (v) exploration of growth prospects in electronic interactive media; and (6) upgrade the Company's management information systems to better support the growth of its direct marketing business. Progress has been made toward achieving all of these goals and is reflected in the Company's financial results. In 1992, due to the impact of the financial restructuring and operational changes that began in the fourth quarter of 1991, income from continuing operations improved by approximately $52 million from a loss of approximately $51 million in 1991 to income of approximately $1 million in 1992. In 1993, income from operations improved approximately $16.3 million to $17.3 million.



     Reorganization. In September 1993, the Company changed its name to Hanover Direct, Inc. and eliminated its two-tier holding company structure. This reorganization was accounted for similarly to a pooling-of-interests, and, accordingly, the Company's financial data include the results of H&H and THC for all applicable periods presented.


RECENT STRATEGIC ACQUISITIONS AND VENTURES


     During 1993 and 1994 the Company made the following five strategic acquisitions:



     Gump's. In May 1993, the Company acquired substantially all of the assets of Gump's Inc., the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts, for a total purchase price of $13.2 million, consisting of $6.9 million in cash and $6.3 million of Common Stock. Financing for the cash portion of the purchase price was obtained from the sale of Gump's accounts receivables, cash acquired from Gump's and $1.5 million from the Company's revolving credit facility. The Company is relocating Gump's retail store to a new location in downtown San Francisco, which is scheduled to open in the fall of 1994.



     The Company Store. In August 1993, the Company acquired in Chapter 11 bankruptcy proceedings substantially all of the assets of Company Store Holdings, Inc., an upscale direct marketer of down comforters and other down and related products for the home sold under The Company Store and Scandia Down names, for a total purchase price of $7 million, consisting of the issuance of $4.6 million of notes and $2.4 million of Common Stock.



     Tweeds. In September 1993, the Company purchased all of the outstanding shares of common and preferred stock of Tweeds, Inc. which owns Tweeds, the European inspired women's fashion catalog, for a total purchase price of $8.8 million, consisting of the assumption of $5.1 million of liabilities, $.1 million in cash and $3.6 million of Common Stock.



     Safety Zone. In September 1993, the Company acquired 20% of the outstanding common stock of Aegis Safety Holdings, Inc. ("Aegis"), a direct marketer of safety and anti-hazard products through The Safety Zone catalog. The consideration for the acquisition was the provision by the Company of certain catalog fulfillment and production services for The Safety Zone catalog at the Company's cost until August 1998, subject to certain early termination provisions. The Company also acquired an option to increase its ownership to 50% of Aegis' common stock until the end of 1996. Aegis has an option to require the Company to acquire all of Aegis' then outstanding stock after December 31, 1998 if the Company has exercised its option and certain other conditions have been satisfied. The Company has agreed to extend a secured working capital line of up to $1 million to Aegis. Aegis had approximately $9 million in net sales for the eleven months ended January 1, 1994.



       Boston Publishing. In February 1994, the Company acquired a 20% ownership interest in Boston Publishing Company, Inc. ("BPC"), the publisher of The Museum Collection, a catalog featuring reproductions, replicas and adaptations of items contained in museum collections, and Finishing Touches, a catalog featuring items for the home, in consideration for providing $3.0 million of secured working capital financing, a $.75 million short-term loan and a $.5 million convertible term loan. As part of the acquisition the Company will provide BPC with access to the Company's proprietary customer list and catalog production assistance. BPC had approximately $12 million (unaudited) in revenues in 1993.



     In addition, the Company has recently entered into the following strategic venture:



     Sears. In January 1994, the Company entered into the Sears Agreement with the direct marketing subsidiary of Sears to produce specialty catalogs for the 23 million customers of the recently discontinued Sears catalog. The specialty catalogs include: Show Place, based on the Domestications catalog, Great Kitchens, based on the Colonial Garden Kitchens catalog, and Beautiful Style, based on the Silhouettes catalog. See "Business -- Merchandising and Catalog Format." The Sears Agreement has an initial three-year term with automatic renewals thereafter. Profits and losses from the venture are to be shared between the parties on an equal basis. As part of the Sears Agreement, the Company issued to Sears a performance warrant to purchase 3.5 million shares of Common Stock in 1999 if the licensed business with Sears has revenues of at least $250 million and earnings before interest and taxes of at least $30 million in 1998. Alternately, Sears will be entitled to purchase 7 million shares of Common Stock in 1999 if the licensed business with Sears has revenues of at least $500 million and earnings before interest and taxes of at least $60 million in 1998. If neither of these goals is achieved, the performance warrant will expire unexercised in 1999. The Company will be required to value the performance warrant at such time as it is deemed to have become measurable for accounting purposes because the required events have become probable or have occurred (which may be prior to the date the warrant is exercisable under the Sears Agreement) (the "Measurement Date"). The value would be the difference, if any, between the closing market price of the Common Stock at the Measurement Date and the exercise price of the performance warrant, multiplied by the applicable number of shares. The value would be amortized from the Measurement Date through 1998 and would be subject to change each reporting period based on the closing market price of the Common Stock as of such reporting date. The warrant exercise price is $10.57 per share. The Company is obligated to meet various operational performance standards under the Sears Agreement. If the Company is unable to meet these standards, Sears would be entitled to terminate the Sears Agreement. The Company is also entitled to terminate the Sears Agreement in certain circumstances, including if Sears fails to comply with any material provision of the Sears Agreement. See "Investment
Considerations -- Recent Acquisitions and New Business Developments" and "Business -- Business Strategy -- Strategic Ventures -- Sears Agreement."



     The Company is incorporated in Delaware with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 5,845,396 shares of Common Stock offered by the Company, after deducting estimated offering expenses and underwriting discount, will be approximately $37,942,700 (approximately $44,358,200 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.



     The Company intends to use the net proceeds (including any net proceeds received as a result of the exercise of the over-allotment option by the Underwriters) for general corporate purposes, including the expansion of the Company's business, consisting of upgrading and increasing its fulfillment capacity, purchasing new management information systems and making potential future acquisitions. See "Business -- Properties" and "-- Management Information Systems." Pending any specific application of the net proceeds, a portion of the net proceeds will be applied to reduce outstanding indebtedness under the Company's $52.5 million three year revolving credit facility which expires in May 1996 (the "Revolving Credit Facility") and the balance will be added to working capital and invested in short-term interest bearing obligations. At March 9, 1994, the Company's interest rate under the Revolving Credit Facility was 8% and the principal amount outstanding thereunder was $25.5 million.


                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the AMEX under the symbol "HNV". The following table sets forth the high and low sale prices of the Common Stock reported on the AMEX Composite Tape for the periods shown.



                                                                               HIGH       LOW
                                                                               ----       ---
1992
  First Quarter..............................................................   $3        $1  1/2
  Second Quarter.............................................................    2 1/8     1  5/8
  Third Quarter..............................................................    2 1/4     1  3/8
  Fourth Quarter.............................................................    2 7/8     1  5/8
1993
  First Quarter..............................................................    4         2  1/16
  Second Quarter.............................................................    4 1/2     2  3/4
  Third Quarter..............................................................    5 1/2     4  1/16
  Fourth Quarter.............................................................    7 5/8     4  1/2
1994
  First Quarter (through March 10, 1994).....................................    7 3/4     5  7/8



     As of March 10, 1994, there were approximately 4,359 holders of record of the Common Stock. On March 10, 1994, the last reported sale price of the Common Stock on the AMEX was $7.00 per share.


                                DIVIDEND POLICY

     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party. Cash dividends have not been paid on the Common Stock since 1967.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at January 1, 1994 and as adjusted to reflect the net proceeds from the sale of the 5,845,396 shares of Common Stock offered by the Company (assuming the Underwriters' over-allotment option is not exercised) (based upon the market price of $7.00 per share representing the Common Stock on March 10, 1994). See "Use of Proceeds."



                                                                           AT JANUARY 1, 1994
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         ---------   -----------
                                                                          (IN THOUSANDS, EXCEPT
                                                                           SHARE AND PER SHARE
                                                                                  DATA)
LONG-TERM DEBT:
  Revolving Credit Facility............................................  $     230    $      230
  9.25% senior subordinated notes due 1998.............................     20,000        20,000
  Industrial Revenue bonds due 2003....................................      8,000         8,000
  Notes, debentures and other..........................................      5,906         5,906
                                                                         ---------   -----------
     Total long-term debt..............................................     34,136        34,136
                                                                         ---------   -----------
SHAREHOLDERS' EQUITY:
  6% Series A convertible preferred stock, $10 stated value, 234,900
     shares authorized, issued and outstanding.........................  $   2,378    $    2,378
  Common Stock, $.66 2/3 par value, authorized 150,000,000 shares;
     83,136,542 shares issued and 82,933,177 shares outstanding;
     90,291,145 shares issued and 90,087,780 shares outstanding, as
     adjusted(a).......................................................     55,423        60,193(c)
  Capital in excess of par value.......................................    209,834       243,007(c)
  Accumulated deficit..................................................   (215,805)     (215,805)
  Less: Treasury stock and other(b)....................................     (5,962)       (5,962)
                                                                         ---------   -----------
     Total shareholders' equity........................................     45,868        83,811
                                                                         ---------   -----------
       Total capitalization............................................  $  80,004    $  117,947
                                                                         ---------   -----------
                                                                         ---------   -----------


- ---------------


(a) Excludes 5,563,985 shares of Common Stock issuable upon exercise of outstanding options and warrants exercisable within 60 days of March 10, 1994.

(b) Includes deferred compensation and notes receivable from the sale of Common Stock.

(c) Includes the exercise of warrants to purchase 1,309,207 shares in a "net-issue" exchange.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected financial data for the fiscal years 1989 through 1993 have been derived from the consolidated financial statements of the Company (successor to H&H) and its subsidiaries, which have been audited by Arthur Andersen & Co., independent public accountants, whose report on certain of such financial statements is included elsewhere and incorporated by reference in this Prospectus. The following information should be read in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and such financial statements, including the related notes thereto, included elsewhere herein. Certain reclassifications have been made to financial data for fiscal years prior to fiscal 1993 in order to conform with the fiscal 1993 presentation.



     In September 1993, the Company was formed in connection with two mergers involving the Company, H&H and THC, a wholly owned subsidiary of H&H. The mergers were accounted for similarly to a pooling-of-interests, and, accordingly, the Company's selected consolidated financial data include the results of H&H and THC for all applicable periods presented.



                                                                FISCAL YEAR
                                       --------------------------------------------------------------
                                          1989         1990         1991         1992         1993
                                       ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues.............................  $  382,637   $  555,770   $  623,650   $  586,562   $  642,511
Operating income (loss)..............       9,703       10,190      (26,078)      14,402       19,076
Interest expense, net................      11,084       11,426       18,341       13,135        2,757
Other income (expense)...............       1,868           --       (6,437)          --          888
Income (loss) from continuing
  operations.........................         187       (2,136)     (51,081)       1,048       17,337
(Loss) from discontinued
  operations.........................      (9,146)    (115,921)     (21,119)          --           --
                                       ----------   ----------   ----------   ----------   ----------
Income (loss) before extraordinary
  items and cumulative effect of
  accounting change for income
  taxes..............................      (8,959)    (118,057)     (72,200)       1,048       17,337
Extraordinary items..................          --        2,146        6,915        9,201           --
Cumulative effect of accounting
  change for income taxes............          --           --           --       10,000           --
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss)....................      (8,959)    (115,911)     (65,285)      20,249       17,337
Preferred stock dividends(a).........          --           --          466        3,197        4,093
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss) applicable to
  common shareholders................  $   (8,959)  $ (115,911)  $  (65,751)  $   17,052   $   13,244
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Primary and fully diluted:
  Income (loss) per share from
     continuing operations...........  $      .01   $     (.15)  $    (3.16)  $     (.06)  $      .17
  Income (loss) per share from
     discontinued operations.........        (.64)       (8.24)       (1.30)          --           --
                                       ----------   ----------   ----------   ----------   ----------
  Income (loss) per share before
     extraordinary items.............        (.63)       (8.39)       (4.46)        (.06)         .17
  Extraordinary items per share......          --          .15          .43          .24           --
  Cumulative effect of accounting
     change for income taxes per
     share...........................          --           --           --          .26           --
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss) per share
  applicable to common
  shareholders.......................  $     (.63)  $    (8.24)  $    (4.03)  $      .44   $      .17
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Weighted average number of shares
  outstanding........................  14,145,416   14,068,460   16,287,723   38,467,015   77,064,131
BALANCE SHEET DATA (END OF PERIOD):
Working capital (deficit)............  $   42,176   $    8,913   $ (37,636)   $   31,566   $   25,476
Total assets.........................     324,148      234,761      162,800      134,352      188,838
Total debt...........................     179,251      155,649      127,918       43,362       36,160
Preferred stock of subsidiary........          --           --       35,247       32,842           --
Shareholders' equity (deficit).......      53,813      (61,484)    (113,632)     (19,758)      45,868


- ---------------


(a) There were no cash dividends paid to holders of Common Stock in any of the respective periods.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following table sets forth, for the fiscal years indicated, the percentage relationship to revenues of certain items in the Company's Consolidated Statement of Income:



                                                                            FISCAL YEAR
                                                                    ---------------------------
                                                                    1991       1992       1993
                                                                    -----      -----      -----
  Revenues........................................................  100.0%     100.0%     100.0%
  Cost of sales and operating expenses............................   65.6       65.1       63.6
  Selling expenses................................................   28.0       23.6       24.6
  General and administrative expenses.............................    9.2        8.9        8.9
  Income (loss) from operations...................................   (4.2)       2.5        3.0
  Interest expense, net...........................................    2.9        2.2         .4
  Income (loss) from continuing operations before income taxes....   (8.2)        .2        2.7
  Income tax provision (credit)...................................     --         --         --
  Income (loss) from continuing operations........................   (8.2)%       .2%       2.7%



RESULTS OF OPERATIONS



  1993 Compared with 1992



     Net Income. The Company reported net income of $17.3 million or $.17 per share for the year ended January 1, 1994, compared to net income of $1.0 million (before extraordinary items and cumulative effect of accounting change) or a loss of $.06 per share in 1992. Net income for 1992 after extraordinary items and cumulative effect of accounting change was $20.2 million or $.44 per share. Per share amounts are expressed after deducting preferred dividends of $3.2 million in 1992 and $4.1 million in 1993.



     Revenues. Revenues increased 9.5% from $587 million in 1992 to $643 million in 1993. The higher revenues were due to a 10% increase in revenues relating to continuing catalogs, which include the initial test marketing of the Sears venture which began in mid-1993 and resulted in the Sears Agreement in January 1994. Additionally, approximately $47 million of the increase was generated by the acquisition of Gump's, The Company Store and Tweeds in the second half of 1993. Revenues from discontinued catalogs were $63 million and $19.5 million in 1992 and 1993, respectively.



     Non-Apparel revenues increased 23% from $395 million in 1992 to $484 million in 1993. This increase is a result of $38 million of revenues generated by Gump's and The Company Store which were acquired in the third quarter of 1993 and a 14% increase in revenues related to continuing catalogs. Substantially all of the increase in revenues from continuing catalogs is related to Domestications, Colonial Garden Kitchens and Tapestry, of which approximately 40% is attributable to the Sears venture. Revenues from discontinued catalogs (assuming such catalogs were discontinued at the beginning of 1992) were $10 million and $6.5 million in 1992 and 1993, respectively.



     Apparel revenues declined 17% from $192 million in 1992 to $159 million in 1993. Revenues from discontinued catalogs were $53 million and $13 million in 1992 and 1993, respectively, while continuing catalog revenues declined by 2% from 1992. Additionally, the acquisition of Tweeds in the fourth quarter of 1993 contributed $9 million to revenues. As discussed below, the Company is continuing to restructure its Apparel catalogs.



     The Company mailed approximately 322 million catalogs in 1993, a 13% increase over 1992, with variations in mailing strategies and volumes amongst the catalogs. Additionally, the Company was able to increase its average order size by 9%. Revenues also improved as the Company reduced its order cancellation and return rates compared to 1992, principally as a result of improving its in-stock inventory position.



     Operating Costs and Expenses. Cost of sales and operating expenses as a percentage of revenues decreased from 65.1% in 1992 to 63.6% in 1993. The improvement was attributable to an increase in product margin due to changes in the sales mix as well as lower inventory markdowns in 1993 and lower shipping costs due to more efficient shipping methods. Shipping costs were also positively impacted by fewer split-shipments due to the improved in-stock inventory position.



     Selling expenses increased from 23.6% of revenues in 1992 to 24.6% of revenues in 1993, representing an increase of $19.3 million. This increase was due to lower response rates, related principally to an aggressive customer acquisition campaign primarily in Domestications (which increased the size of its 12 month customer list by 14%) and from the addition of the selling expenses for the Gump's retail store. Selling expenses include catalog creation and mailing costs and rentals of mailing lists from third parties, as well as retail selling expenses.



     General and administrative expenses represented 8.9% of revenues in 1992 and 1993. Such expenses increased $5.3 million, or 10.2%, from 1992 to 1993, including $5.8 million of expenses for the three companies acquired in 1993. General and administrative expenses were reduced by lower bad debt expense and lower credit card commissions, offset by increases in merchandise and marketing personnel.



     Income (Loss) from Operations. Income from operations increased from $14.4 million in 1992, or 2.5% of revenues, to $19.1 million in 1993, or 3.0% of revenues. Income from operations excluding the discontinued catalogs was $24.6 million in 1992 (comprised of $21.9 million and $2.7 million for Non-Apparel and Apparel, respectively) compared to $26.7 million in 1993 (comprised of $25.8 million and $.9 million for Non-Apparel and Apparel, respectively). Of this, the three companies acquired in 1993 generated income from operations of $3 million. Losses from discontinued catalogs were $9.0 million in 1992 compared to $4.3 million in 1993.



     The restructuring of the Apparel catalogs continued in 1993 as the catalog mix was changed further, with two catalogs being discontinued and the acquisition of Tweeds, Inc. In order to improve operating results, each Apparel catalog is being more sharply focused on its target audience and overhead and circulation levels for certain catalogs have been reduced.



     Interest and Other Income (Expense). Interest expense decreased approximately $8.5 million from $13.4 million in 1992 to $4.9 million in 1993, due to the Company's financial restructuring which began in the fourth quarter of 1991 and included a debt reduction of $67 million from the beginning of 1992 to the end of 1993. Interest income was $2.2 million in 1993, an increase of $1.9 million from 1992, due primarily to the interest portion of a Federal income tax refund received in fiscal 1993.



     Other income of $.9 million in 1993 represents a settlement of a claim in bankruptcy from a brokerage firm with which the Company had previously had a contract.



     Income Taxes. In 1992 the Company adopted Statement of Financial Accounting Standards No. 109 -- Accounting for Income Taxes ("SFAS 109"). In accordance with this statement, the Company recognized a deferred tax asset of $10 million reflecting the cumulative effect of this accounting change for the estimated future benefit expected to be realized from the utilization of net operating loss carryforwards ("NOLs") and deductible temporary differences. The deferred tax asset consisted of a $63 million gross deferred tax asset less a $53 million valuation allowance that was established to reflect the annual limitation on the utilization of certain of the NOLs and an assumed limitation on the utilization of the remaining deferred tax asset. Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period. Future levels of operating income and taxable income are dependent, in part, upon general economic conditions, competitive pressures on sales and margins, and other factors beyond the Company's control.



     In 1992 management determined that, based on the successful completion of the financial restructuring, future operating income of the Company would be sufficient to utilize $30 million of deductible timing differences and NOLs prior to their expiration. (See "Results of Operations -- 1992 Compared with 1991" for additional details.) At January 1, 1994, the Company had $147 million of NOLs and has maintained the $30 million amount of expected future operating income that will more likely than not utilize the NOLs prior to their expiration. Management believes that, although the 1993 operating results might justify a higher amount, in view of its history of operating losses, the $30 million represents a reasonable conservative estimate of the future utilization of the NOLs and the Company will continue to evaluate the likelihood of future profit and the necessity of future adjustments to the deferred tax asset valuation allowance.

     The Federal income tax provision was $5.9 million in 1993 which was offset by the utilization of certain NOLs. In addition, the Revenue Reconciliation Act of 1993 raised the 1993 corporate income tax rate from 34% to 35%, and, as a result, the Company recognized an additional deferred tax benefit of $.6 million in 1993. In addition, the Company recorded a state tax provision of $.2 million in 1992 and $.5 million in 1993.



     Shareholders' Equity. The number of shares of Common Stock outstanding increased by 13,396,345 in 1993 due to: (i) 1,150,733 shares issued in connection with the Company's equity and incentive plans; (ii) 2,615,928 shares issued in connection with the acquisitions of Gump's, The Company Store and Tweeds; (iii) 2,278,128 shares issued upon the conversion of the 7.5% Cumulative Convertible Preferred Stock; (iv) 18,937,169 shares issued in connection with the exchange of the Class B 8% Cumulative Preferred Stock and Class B Common Stock (of which 12,270,503 shares were exchanged); and (v) 684,890 shares issued as dividends on the Class B 8% Cumulative Preferred Stock. At January 1, 1994, there were 82,933,177 shares of Common Stock outstanding compared to 69,536,832 shares outstanding at December 26, 1992.



     The dividends of $3.2 million in 1992 and $4.1 million in 1993 represent dividend requirements on the two preferred stocks. These preferred stocks were converted into Common Stock in 1993, which resulted in the elimination of future dividends.



  1992 Compared with 1991



     Net Income. The Company generated net income of $17.1 million, or $.44 per share, in 1992 compared to a net loss of $65.8 million, or $4.03 per share in 1991. Included in the 1992 net income are $9.2 million of extraordinary gains resulting from the exchange offers (compared to extraordinary gains of $6.9 million in 1991) and $10 million due to the cumulative effect of the change in the method of accounting for income taxes. The year ended December 28, 1991 included provisions for losses on disposal of discontinued operations of $21.1 million and restructuring and other non-recurring charges of $15.3 million.



     Income (Loss) From Operations. Income from continuing operations improved $52.1 million from a loss of $51.1 million in 1991 to income of $1 million in 1992. This improvement reflects the impact of the financial restructuring and operational changes that began in the fourth quarter of 1991 with NAR's investment in the Company. The financial restructuring has allowed the Company to eliminate $142.8 million in debt and $40 million of lease obligations and dispose of its discontinued restaurant operations. Without this cash drain, the Company's liquidity has significantly improved. The operational changes included the decentralization of the Company which resulted in a strategic review throughout the organization of all catalogs, costs and service levels. As a result, seven catalogs (six Apparel and one Non-Apparel) were discontinued in late 1991 and early 1992. In 1991 and 1992, these catalogs had a combined loss from operations of $16.2 and $6.7 million, respectively, on revenues of $97 million and $25 million, respectively. The elimination of these catalogs enabled the Company to redirect its resources into its core catalogs, thereby improving its inventory position for the remaining catalogs and allowing for investment in infrastructure improvements. Revenues from continuing catalogs increased approximately $35 million or 7% from 1991 to 1992.



     The Company's improved liquidity, as well as the elimination of the uncertainty as to whether the Company would be able to satisfy its debt obligations, enabled it to normalize its relationships with vendors. This resulted in higher inventory receipts on a timely basis which significantly reduced backorder levels and the associated costs. In addition, net interest expense was reduced in fiscal 1992 by $5.2 million ($9 million on an annualized basis) as a result of the debt and equity transactions. These reasons, as well as the elimination of the $15.3 million of non-recurring restructuring, transaction and other costs resulted in the significant turnaround in the Company's operating results.



     Revenues. Revenues decreased $37 million, or 5.9%, compared to 1991 as the Company focused on its profitable catalogs and discontinued seven poorer performing catalogs in late 1991 and early 1992. Revenues from continuing catalogs increased 7% from $527 million in 1991 to $562 million in 1992. The Company mailed approximately 375 million catalogs in 1991 compared to approximately 285 million in 1992, a 24% decrease, but was able to increase its average order size and response rates. Revenues were also improved as the Company reduced its order cancellation and return rates by two percentage points compared to 1991, principally as a result of the normalization of the backorder levels which peaked at approximately $58 million in 1991 to a low of $11 million at the end of 1992.



     Non-Apparel revenues increased 3% from $383 million in 1991 to $395 million in 1992. Revenues from continuing catalogs increased 7% to $394 million in 1992. Revenues from discontinued catalogs were $15.6 million and $.7 million in 1991 and 1992, respectively.



     Apparel revenues declined 20% from $240 million in 1991 to $192 million in 1992, although revenues from continuing catalogs increased 6% to $168 million. Revenues of the discontinued catalogs were $82 million and $24 million in 1991 and 1992, respectively.



     Operating Costs and Expenses. Cost of sales and operating expenses as a percentage of revenues decreased from 65.6% in 1991 to 65.1% in 1992, although gross margin decreased $9.7 million from 1991 to 1992. The improvement in margin percentage was attributable to reducing shipping costs by 1% of revenues as there were less split-shipments and other operational inefficiencies associated with the 1991 backorder situation. Partially offsetting these improvements was a change in the sales mix from higher margin fashion merchandise to lower margin home textile merchandise.



     Selling expenses decreased $35.9 million in 1992, of which approximately $23 million was due to lower circulation resulting from discontinuing certain catalogs. Selling expenses decreased as a percentage of revenues from 28.0% in 1991 to 23.6% in 1992 due to improved customer order response rates and lower paper costs.



     General and administrative expenses decreased $5.4 million, or 9.4%, from 1991 to 1992. Such expenses decreased as a percentage of sales, from 9.2% in 1991 to 8.9% in 1992. The decrease in expense was due to lower bad debt expense ($1.3 million), lower credit card commissions ($2 million) and reduced space advertising activity ($2 million). These decreases were partially offset by increases in consulting and internal development costs for management information systems and to support the decentralized organization ($2.2 million).



     Interest and Other Income (Expense). Interest expense was $13.4 million in 1992, a decrease of $7.1 million over 1991, as a result of debt reduction due to the rights offering relating to the H&H Common Stock (the "Rights Offering") and two separate exchange offers for the Company's 14% senior subordinated debentures due 1997 (the "14% Debentures") and the Company's 7 1/2% convertible subordinated debentures due 2007 (the "7 1/2% Debentures" and the two exchange offers being referred to herein as the "Exchange Offers"). Future interest expense will be reduced on an annualized basis by $9 million, as a result of this debt reduction. The closing of the transactions in 1991 had the effect of reducing interest expense due to the retirement of $15.1 million of 7 1/2% Debentures, the repayment of $5 million of principal amount of 8% Subordinated Notes due 1994 (the "8% Notes"), as well as a reduction of the interest rate from 11% to 8% thereon.



     Interest income was $.2 million in 1992, a decrease of $1.9 million from 1991. The decrease is due to the Company's overall liquidity position in which funds were not available to invest in interest bearing instruments.



     Extraordinary Items. In 1991, the Company recognized a $6.9 million extraordinary gain with respect to the retirement of $15.1 million of its 7 1/2% Debentures. The Company recorded extraordinary gains of $9.2 million in 1992 from the exchange of $11.9 million of 7 1/2% Debentures and $23.4 million of 14% Debentures into equity.



     Income Taxes. At December 26, 1992, the Company had tax NOLs totalling $142 million, which expire through 2007. Certain transactions the Company entered into during 1991 resulted in an ownership change with respect to the Company and, thus, in the imposition of an annual limitation of approximately $4 million on the amount of future taxable income of the Company which may be offset by the Company's pre-change NOLs. The Company's available NOLs for tax purposes consists of $98 million of pre-change NOLs (subject to this limitation) and $44 million of post-change NOLs (not subject to this limitation).

     SFAS 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not". The deferred tax asset of $10 million recognized in 1992 consists of a $63 million gross deferred tax asset (principally, the expected tax benefit of the NOLs discussed above) less a $53 million valuation allowance.



     The Company believes, based upon successful completion of the financial restructuring, the disposal of unprofitable discontinued operations, the Company's history of prior operating earnings in its direct marketing business and its expectations for the future, that the operating income of the Company will be sufficient to utilize a substantial portion of the NOLs prior to their expiration. Since the realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period (through 2007), the Company believes it would be imprudent to record the entire benefit, based on income projections through 2007, due to the Company's recent operating losses. The Company does believe that an appropriate measure of its current earnings level is to adjust its 1992 income before extraordinary gains of $1 million by $9 million, which represents the annual interest expense on the debt that has been retired. Using this $10 million income as a base and three years as a reasonable time frame, income would not have to grow from its current level in order to generate the $30 million necessary to utilize NOLs sufficient to realize the $10 million benefit that was recorded in 1992.



     Shareholders' Equity. Net income for the year ended December 26, 1992 was $17.1 million, or $0.44 per share, as compared to a net loss of $65.8 million, or $4.03 per share in 1991. Net income from continuing operations in 1992 was $1 million, or a loss of $.06 per share after deducting preferred dividends of $3.2 million, compared to a net loss of $51.1 million, or $3.16 per share in 1991.



     Extraordinary items in 1992 were $9.2 million or $.24 per share, compared to $6.9 million or $.43 per share in 1991. The cumulative effect of accounting change for income taxes in 1992 was $10 million, or $.26 per share as compared to no cumulative adjustment in 1991. For the year ended December 26, 1992 there was no income or loss from discontinued operations compared to a loss of $21.1 million, or $1.30 per share in 1991.



     The number of shares of Common Stock outstanding increased in 1992 principally due to the Rights Offering in which 14,396,798 shares were issued, the Exchange Offers in which 7,548,465 shares were issued and the exchange of the preferred stock by NAR for 20 million shares of H&H Common Stock. At December 26, 1992 there was a total of 69,535,089 shares of H&H Class B Common and H&H Common Stock outstanding compared to 28,537,471 at December 28, 1991.



     The dividends of $3.2 million in 1992 represent dividend requirements on the two preferred stocks that were issued in October 1991 and September 1992. In 1991, the dividend accretion was $.5 million, representing the two months during which the 8% preferred stock was outstanding in 1991.



LIQUIDITY AND CAPITAL RESOURCES



     The Company had $2.6 million in cash and cash equivalents at each of December 26, 1992 and January 1, 1994. Working capital and the current ratio were $25.5 million and 1.24 to 1 at January 1, 1994 versus $31.6 million and
1.42 to 1 at December 26, 1992. The Company had substantially paid down its long-term revolving credit facility at January 1, 1994, compared to a balance of $21.2 million outstanding at December 26, 1992.



     The Company generated $28.0 million in cash from operations in 1993. Cash was used primarily to support increases of: (i) $12.1 million of inventory as part of the Company's strategy to increase its in-stock position at the time customer orders are received; (ii) $5.3 million in prepaid catalog costs to support the spring mailing activity; and (iii) $4.2 million in capital expenditures, primarily for its new management information system, while $21.0 million was used for the paydown the Company's revolving credit facility. These uses of cash were primarily financed by a $24.5 million increase in accounts payable and operating profits. With the significant improvement in the Company's financial condition in 1993, it has been successful in restoring normal trade terms with its vendors, which has resulted in greater leverage of its accounts payable.

     The Company experiences seasonality in its working capital requirements and fluctuations in the revolving credit facility will occur, usually within the first and fourth quarters of the year.



     With the Company's financial restructuring completed and the corresponding improvement in its financial condition, the Company focused in 1993 on refinancing its remaining indebtedness, simplifying its capital structure and embarking on a program of investing in infrastructure improvements to support its growth objectives.



     Refinancing of Indebtedness. In May 1993, the Company refinanced its revolving credit facility that had been previously provided by a subsidiary of NAR with a new three-year $40 million facility with an independent financial institution. In October 1993, the Company increased the maximum credit available to $52.5 million to include Gump's, The Company Store and Tweeds as borrowers under the facility. A subsidiary of NAR has provided a secured limited guarantee of $10 million which allows the Company to borrow in excess of its availability based on a formula, up to the facility's limit. This limited guarantee was reduced by approximately $5.1 million during the fourth quarter of 1993, and the guarantee will be eliminated in March 1994 based on the Company's 1993 operating results. At January 1, 1994, the Company's borrowing base formula would have enabled the Company to borrow approximately $40 million, compared to the $.2 million that was outstanding.



     In August 1993, the Company issued $20 million of 9.25% Senior Subordinated Notes (the "9.25% Notes") in a private placement with an insurance company. The Company retired its outstanding $12.4 million of 8% Notes that were due in October 1994 and $.8 million of its 14% Notes using the proceeds of the 9.25% Notes, with the remainder to be used for the purchase of additional fulfillment and warehouse capacity. The Company is required to redeem $6 million of the 9.25% Notes without penalty by February 15, 1994 (subsequently amended to May 1,
1994) if the Company has not established or acquired a new distribution facility by such date.



     In 1993, the Company acquired three companies for $.1 million of its own cash, $4.6 million of debt and $12.3 million of Common Stock. In addition, the Company has agreed to provide an aggregate of up to $4 million of secured working capital financing, a $.75 million short-term loan and a $.5 million convertible note to two entities in which it has acquired an equity interest.



     Simplification of Capital Structure. In September 1993, through a series of mergers involving H&H and THC, the Company changed its name to Hanover Direct, Inc. and eliminated its two-tier holding company structure.



     On December 13, 1993, the Company converted its 7.5% Cumulative Convertible Preferred Stock into 2,278,128 shares of Common Stock. The holders of the 7.5% Cumulative Convertible Preferred Stock were paid all accrued and unpaid dividends in cash amounting to $197,000. On January 1, 1994, 12,270,503 shares of Class B Common Stock and 40,000 shares of Class B 8% Cumulative Preferred Stock were exchanged into 18,937,169 shares of Common Stock. All accrued and unpaid dividends totalling $886,000 were paid in cash in February 1994. As a result of these transactions, the Company has eliminated approximately $4 million of future annual preferred stock dividend requirements.



     On December 10, 1993, the Company issued 234,900 shares of its 6% Series A Preferred Stock (the "6% Preferred Stock") for an installment note in the amount of $2.4 million that it had assumed in its acquisition of Tweeds.



     As a result of these transactions, the Company's capital structure consists of 82,933,177 shares of Common Stock and 234,900 shares of 6% Preferred Stock at January 1, 1994.



     Infrastructure Investments. To improve its infrastructure and to support its growth objectives, the Company intends to construct a new 500,000 square foot fulfillment center costing approximately $18 million in Roanoke, Virginia to support the Domestications business and has acquired a 50% interest in a partnership which owns the 175,000 square foot Tweeds fulfillment center, into which the Company plans to consolidate its Apparel Group.

     Additionally, the Company is currently in the process of upgrading its management information systems by implementing new integrated software which it expects to be fully operational in 1995 and is migrating from a centralized mainframe to mid-range mini-computers at a total estimated cost of approximately $13 to $15 million. As of January 1, 1994, the Company has incurred costs of approximately $5.3 million as part of this plan, including capital leases aggregating $2.4 million to be paid over four years.



     Effects of Inflation. The Company normally experiences increased cost of sales and operating expenses as a result of the general rate of inflation in the economy. Operating margins are generally maintained through selective price increases where market conditions permit. The Company's inventory is mail-order merchandise which undergoes sufficiently high turnover so that the cost of goods sold approximates replacement cost. Because sales are not dependent upon a particular supplier or product brand, the Company can adjust product mix to mitigate the effects of inflation on its overall merchandise base.

                                    BUSINESS

GENERAL


     The Company is a leading direct specialty retailer that publishes a portfolio of 14 branded specialty catalogs offering home furnishings, general merchandise and apparel. The Company's goal for each of its catalogs is to be a leader in its market niche. To achieve this goal, the Company employs marketing and merchandising strategies designed to meet the distinctive needs of each catalog's target customers. The Company's catalogs include Domestications, the nation's leading specialty home textile catalog, which has grown rapidly with revenues increasing from approximately $30 million in 1987 to approximately $311 million in 1993. The Company's portfolio of catalogs also includes Colonial Garden Kitchens, a leading specialty catalog with the largest 12-month customer list in its category featuring worksaving and lifestyle enhancing items for the kitchen and home. During 1993, the Company mailed approximately 322 million catalogs and had total revenues of approximately $643 million. The Company maintains a proprietary customer list, containing approximately 19 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Since 1991, approximately seven million names have been added to the list. Approximately seven million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.


     The Company seeks to develop distinct brand identities for each of its catalogs. To achieve this goal, the Company has adopted a decentralized operating structure so that all significant decisions, including those regarding market positioning and strategy, merchandising, circulation levels, catalog design and inventory management, are made on an individual catalog basis. However, the Company gains substantial operating efficiencies and cost savings by centrally operating the purchasing, telemarketing, fulfillment, distribution and certain administrative functions for all of its catalogs.

     The Company's goal is to become the nation's leading direct specialty retailer and preferred retail source for its customers. The Company's growth strategy includes: (i) internal catalog growth and development; (ii) strategic acquisitions; (iii) strategic ventures; (iv) development of international market opportunities; and (v) exploration of growth prospects in electronic interactive media.


     During 1993, the Company acquired three brand-name catalogs, Gump's, the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts, The Company Store, an upscale direct marketer of down comforters and other down and related products for the home sold under The Company Store and Scandia Down names, and Tweeds, the European inspired women's fashion catalog. In addition, in January 1994, the Company entered into the Sears Agreement to produce specialty catalogs for the 23 million Sears customers no longer being served by the recently discontinued Sears catalog.


     The Company believes that direct marketing offers several advantages over traditional retail stores including the convenience, safety and efficiency of home shopping. These benefits are increasingly important as a result of changing demographics including the growing number of dual income families and the aging of the population. From 1987 through 1992, total U.S. catalog sales grew more rapidly than retail store sales, at an average annual rate of approximately 8%. The Company believes that direct marketing sales will continue to grow more rapidly than retail store sales.

BUSINESS STRATEGY

     The Company's goal is to become the nation's leading direct specialty retailer and preferred retail source for its customers. To achieve this goal, the Company's strategy is to build brand loyalty to each of its catalogs by satisfying targeted customers through a focused merchandise assortment, appropriate price points and personalized service. Key elements of the Company's business strategy are as follows:

     Development of Brand Recognition and Catalog Identity. The Company seeks to develop distinct brand identities for each of its specialty catalogs by offering a focused selection of merchandise that meets the needs and preferences of its target customers and increasingly includes exclusive or hard to find items. Each of the Company's catalogs targets specific market segments and develops and executes its own merchandising and marketing strategy. Through extensive market research and ongoing testing of new products and concepts, the Company determines, on a catalog by catalog basis, the appropriate price points, service levels, mailing plans and presentation of its products. In addition, selected catalogs offer private label or exclusive merchandise, including products designed by the Company, which further enhance the brand identity of the catalog.

     Decentralized Merchandising and Marketing. To ensure maximum focus on each of its target customer groups and to respond effectively to changing product trends and customer tastes, key decisions including market positioning and strategy, merchandising, circulation levels, catalog design and inventory management are made separately for each catalog, by a management team responsible solely for the performance of a single catalog. A significant portion of the compensation of the key members of each management team is tied directly to the performance of their respective catalog.

     Leverage Centers. The Company's large sales volume enables it to achieve cost savings and create operating efficiencies for all of its catalogs through "leverage centers" in telemarketing, paper and printing purchases, postage, fulfillment, database management and management information services. The Company is able to purchase printing services, paper and telephone time at prices lower than those available to smaller direct marketing businesses. In addition, each of the Company's catalogs has access to the Company's proprietary customer list. During 1993, the Company embarked on a program to improve the functioning of and increase the capacity of its telemarketing and distribution facilities. The Company is also in the process of updating its management information systems and anticipates that the new systems will be fully installed and operational during 1995.


     Employee Incentives. The Company considers its employees critical to its long-term success. To create an atmosphere of teamwork and to more closely align the interests of its employees with those of its shareholders, the Company gives all employees with at least one year of service the opportunity to buy a specified number of shares of Common Stock at a 40% discount to the market price through its All-Employee Equity Incentive Plan. A majority of eligible employees are shareholders of the Company.


GROWTH STRATEGY

     The Company's growth strategy includes: (i) internal catalog growth and development; (ii) strategic acquisitions; (iii) strategic ventures; (iv) development of international market opportunities; and (v) exploration of growth prospects in electronic interactive media.


     Internal Catalog Growth and Development. The Company focuses on increasing the sales of and improving the profitability of its existing catalogs through strategies designed to capitalize on market opportunities. Such strategies may include changing catalog circulation, product presentation and product offerings. The Company tests new products, formats and mailing strategies for each of its catalogs on an ongoing basis, while underperforming catalogs are either repositioned to improve profitability or ultimately discontinued. In 1984, the Company launched the Domestications catalog because it perceived a significant market opportunity for a home textiles catalog. Since such time, Domestications revenues have increased to approximately $311 million in 1993. The Company is also experiencing significant growth in other catalogs including Colonial Garden Kitchens and Tapestry. Since 1992, the Company has discontinued seven underperforming catalogs.



     In addition, from time to time the Company identifies market opportunities to introduce new branded niche catalogs. The Company typically develops these new catalogs at competitively advantageous costs by capitalizing on its existing merchandising and operational expertise, leverage centers and proprietary customer list. The Company is currently testing a new upscale kitchen and home product catalog called Kitchen & Home and currently is developing a new fashion catalog featuring women's sportswear and casual career apparel which will be designed by the Company and sold under private labels at prices below those found on similar quality items in department stores. The Company expects to begin test mailing this catalog this summer.


     Strategic Acquisitions. The Company's leverage centers and proprietary customer list position it to take advantage of the consolidation currently taking place in the catalog industry. The Company generally seeks to acquire catalogs that it believes have established their own brand identity and can achieve substantially improved profitability by taking advantage of the operating efficiencies and cost savings provided by the Company's leverage centers. In 1993, the Company acquired Gump's, the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts, The Company Store, an upscale direct marketer of down comforters and other down and related products for the home, and Tweeds, the European inspired women's fashion catalog featuring relaxed fashions uniquely designed by Tweeds' in-house staff. See "The Company -- Recent Strategic Acquisitions and Ventures."


     The Company acquired a 20% interest in each of Aegis, a direct marketer of safety and anti-hazard products, and BPC, the publisher of The Museum Collection, a catalog featuring reproductions, replicas and adaptations of items contained in museum collections, and Finishing Touches, a catalog featuring items for the home. As part of the acquisitions, the Company provides Aegis with certain catalog fulfillment and production services and will provide BPC with catalog production assistance. See "The Company -- Recent Strategic Acquisitions and Ventures."



     Strategic Ventures. The Company actively pursues opportunities to acquire equity or other profit-sharing interests in direct marketing ventures. The Company believes it can offer its co-venturers the use of its large proprietary customer list, the operating efficiencies and cost savings of its leverage centers and its merchandising and marketing expertise. The Company has recently entered into the following strategic venture:



     Sears Agreement. In January 1994, the Company entered into the Sears Agreement to produce specialty catalogs for the 23 million customers of the recently discontinued Sears catalog. Profits and losses from the venture are to be shared between the parties on an equal basis. The catalogs currently being mailed under the program are based on existing Company catalogs and contain a title page with the Sears name and logo. The specialty catalogs include: Show Place, based on the Domestications catalog, Great Kitchens, based on the Colonial Garden Kitchens catalog, and Beautiful Style, based on the Silhouettes catalog. See "Business -- Merchandising and Catalog Format." The Company and Sears are currently testing additional catalogs to add to the program. The Company has sampled a portion of the 23 million names on the Sears list and found that a vast majority of such names did not otherwise appear on the Company's 19 million name proprietary customer list. Customers are able to purchase merchandise using the Sears credit card in addition to the other methods of payment offered by the Company. The Company also is using its purchasing, telemarketing, fulfillment and distribution facilities as well as its management information systems to serve the Sears customers. See "The Company -- Recent Strategic Acquisitions and Ventures -- Sears."



     International Market Opportunities. The Company is currently exploring the potential for its catalogs in international markets and has registered a number of its more significant trademarks in several foreign jurisdictions. The Company's international expansion could take many forms, including the mailing of existing catalogs overseas or entering into strategic ventures with foreign partners. The Company has performed limited catalog testing in Canada and Mexico. The Company currently is exploring new business opportunities in Europe and Brazil.


     Electronic Interactive Media. The Company believes providing home shopping services via electronic interactive media could be a significant outgrowth of its direct marketing business and that its experience and expertise in direct marketing will be directly applicable to retailing via electronic interactive media. Examples of electronic interactive media retailing that the Company is exploring include home shopping television, shopping through on-line computer databases, computer/CD-ROM and other magnetic media. The Company believes that electronic interactive media retailing is a natural strategic extension of its direct marketing expertise because the Company already: (i) markets its products directly to consumers in the convenience of their homes; (ii) utilizes extensive telemarketing, centralized fulfillment and distribution facilities; and (iii) manages its operations through a central pool of inventory.

     The Company is currently exploring a number of opportunities in electronic interactive media retailing. These opportunities range from test marketing its catalogs on selected cable channels to developing home shopping programming for major television and home shopping networks. The Company currently is negotiating agreements to conduct several limited tests. In March 1994, the Company entered into a contract with CUC International Inc. ("CUC") in order to participate in an interactive shop-at-home test. For purposes of the test, CUC's customers will be able to purchase certain (or selected) merchandise offered for sale in the Company's catalogs using interactive technology developed by CUC. The in-house computer hardware and software will be provided by CUC and its marketing partners to subscribers. The Company will provide merchandising and fulfillment services during the test. The service is expected to be made available to approximately 20,000 homes in California and Florida and to last at least one year. In addition, during the spring of 1994, the Company expects to launch a test pilot with the Via TV home shopping channel in which a 30 minute show featuring the Hanover House catalog will be aired in three different day parts every two weeks. Via TV currently reaches approximately four million homes and intends to grow to ten million homes within the next year.


MERCHANDISING AND CATALOG FORMAT

     Each of the Company's specialty catalogs targets distinct market segments and develops and executes its own merchandising strategy based on a focused assortment of merchandise that is designed to meet the needs and preferences of its target customers. Through market research and ongoing testing of new products and concepts, the Company determines, on a catalog by catalog basis, the appropriate price points, service levels, mailing plans and presentation of its products. The Company has placed an increasing emphasis on the use of exclusive or private label products in a number of its catalogs, including Domestications, Tweeds and The Company Store, to further enhance the brand identity of these catalogs.


     The Company's specialty catalogs typically range in size from an average of 44 to 100 pages with four to six new editions per year depending on the seasonality and fashion content of the products offered. Each edition may be mailed several times each year with slight variations in format and content. Depending on the catalog's product focus, approximately 30% to 70% of the merchandise assortment in each edition is seasonal or new items. Catalogs featuring women's fashions generally have the highest new product introduction rate. Each catalog employs the services of an outside creative agency or has its own creative staff which is responsible for the design, layout, copy, feel and theme of the book. Generally, the initial sourcing of new merchandise for a catalog begins two to six months before the catalog is mailed. Currently, all Company catalogs are circulated through the United States Postal Service, but the Company is participating in tests of alternative delivery systems of catalogs other than through the United States Postal Service.

     During 1993, the Company streamlined its catalog operations into two main groups, Apparel and Non-Apparel. The total Company revenues for 1993 and the percent of total Company revenues for 1993 for each of the Company's catalogs are set forth below:


                                                                        1993            PERCENT OF
                                                                    REVENUES(A)       TOTAL REVENUES
                                                                   --------------     --------------
                                                                   (IN THOUSANDS)
NON-APPAREL GROUP
  Domestications.................................................     $310,573              48.3%
  Hanover House..................................................       41,869               6.5
  Colonial Garden Kitchens.......................................       39,604               6.2
  Tapestry.......................................................       31,584               4.9
  Gump's(b)(c)...................................................       22,653               3.5
  The Company Store(b)...........................................       15,244               2.4
  Mature Wisdom..................................................       13,420               2.1
  Other(d).......................................................        2,478                .4
  Discontinued Catalogs..........................................        6,451               1.0
                                                                   --------------         ------
          Total Non-Apparel......................................     $483,876              75.3%
                                                                   --------------         ------



APPAREL GROUP
  International Male.............................................     $ 44,759               7.0%
  Silhouettes....................................................       25,268               3.9
  Simply Tops....................................................       23,988               3.7
  Essence By Mail................................................       16,475               2.6
  Undergear......................................................       12,825               2.0
  Tweeds(b)......................................................        9,280               1.5
  Sale catalogs and other(e).....................................       12,773               2.0
  Discontinued Catalogs..........................................       13,267               2.0
                                                                   --------------         ------
          Total Apparel..........................................     $158,635              24.7%
                                                                   --------------         ------
          Total Company(f).......................................     $642,511             100.0%
                                                                   --------------         ------
                                                                   --------------         ------


- ---------------

(a) Revenues are net of returns.
(b) Revenues were recorded for these catalogs from the dates of their respective acquisitions in 1993.
(c) Represents revenues from both the Gump's catalog and retail store.
(d) Represents revenues from the outlet store and surplus inventory liquidation.
(e) Represents revenues from sale catalogs, the outlet stores and surplus inventory liquidation.

(f) Excludes The Safety Zone which is accounted for on the equity method.


     Non-Apparel Group. The catalogs comprising the Non-Apparel Group are as follows:


          DOMESTICATIONS: Domestications is the nation's leading specialty home textiles catalog and the preferred fashion decorating sourcebook for today's value-oriented and style-conscious consumer. Domestications features sheets, towels, comforters, tablecloths and other items for the home. The catalog has enjoyed significant growth and success, experiencing a 48% compound annual growth rate during the period from 1987 to 1993. The layout and presentation of Domestications has a decorator look offering coordinated decorating ideas for the home. Over 60% of the items offered in the catalog are exclusive or private label, designed by its in-house staff. The Company believes that the Domestications target consumer wants stylish and fashionable merchandise that complements her lifestyle, yet is in keeping with her desire for value. The Domestications catalog is also mailed to Sears customers under the name Show Place.



          HANOVER HOUSE: Hanover House features gifts, seasonal, household and novelty items. Hanover House is currently being repositioned to upgrade its presentation and product mix.

          COLONIAL GARDEN KITCHENS: Colonial Garden Kitchens is a leading specialty catalog with the largest 12-month buyer list in its category featuring work saving and lifestyle enhancing items for the kitchen and home. The Colonial Garden Kitchens catalog is also mailed to Sears customers under the name Great Kitchens. The Company is currently testing a new upscale kitchen and home product catalog called Kitchen & Home.



          TAPESTRY: Tapestry is a value-oriented home accessories catalog featuring flatware, dinnerware, furniture, rugs and other home decorating items.



          GUMP'S: Gump's is the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts.



          THE COMPANY STORE: The Company Store is an upscale direct marketer of down comforters and other down and related products for the home.



          MATURE WISDOM: Mature Wisdom is one of the leading general merchandise catalogs catering to the needs of older customers featuring fashions, health care products and other items for greater ease of living.



          THE SAFETY ZONE: The Safety Zone is a direct marketer of safety and anti-hazard products in which the Company has a 20% interest.


     Apparel Group. The catalogs comprising the Apparel Group are as follows:


          INTERNATIONAL MALE: International Male is an authority for unique men's fashion with an international flair.



          UNDERGEAR: Undergear is a leader in activewear, workout wear and fashion underwear for men.



          SILHOUETTES: Silhouettes is a women's fashion catalog featuring special occasion and career fashions in sizes 14 to 26. The Silhouettes catalog is also being mailed to Sears customers under the name Beautiful Style.



          SIMPLY TOPS: Simply Tops is a source for unique apparel, supplying moderate-priced clothing to women interested in embellished clothing which makes a statement.



          ESSENCE BY MAIL: Essence By Mail is the original catalog featuring women's fashions and home decorating items reflecting African-American culture and is a 50% joint venture with Essence Communications, Inc., publisher of Essence magazine.



          TWEEDS: Tweeds is a European inspired women's fashion catalog featuring relaxed fashions uniquely designed by its in-house staff.


MARKETING AND DATABASE MANAGEMENT

     The Company maintains one of the largest proprietary customer lists in the industry containing approximately 19 million names of customers who have purchased from one of the Company's catalogs within the past 36 months. The list contains name, gender, residence and historical transaction data (including catalog(s) purchased from, product classifications, recency of purchase, average order size and payment method). This database is selectively enhanced with demographic, socioeconomic, lifestyle and purchase behavior overlays from other sources.

     The Company utilizes proprietary modelling and sophisticated segmentation analysis, on a catalog by catalog basis, to devise catalog marketing and circulation strategies which are intended to maximize the contribution by customer by catalog. This analysis is the basis for the Company's determination of which of the Company's 14 catalogs (and how frequently) will be mailed to a particular customer as well as the promotional incentive content of the catalog(s) such customer receives.

     In addition to mailing to customers who exist on its database, the Company has an ongoing prospect acquisition program designed to attract new customers on a cost effective basis. The primary source of new customers for the Company's catalogs is lists that have been rented from other mailers and compilers. Prior to mailing to these non proprietary lists, the lists are edited using statistical segmentation tools to enhance their probable performance. Other sources of new customers include space advertisements, promotional inserts in outbound merchandise packages and friend's name cards inserted in mailed catalogs.

     During 1993, the Company mailed approximately 322 million catalogs. Of the approximately 19 million names on the Company's proprietary customer list, approximately seven million customers, or approximately 37%, have made at least one purchase from one of the Company's catalogs within the preceding 12 months.

TELEMARKETING AND CUSTOMER SERVICE

     Excellence in customer service is a critical element of the Company's goal to become the preferred choice for its customers. The Company designs its service standards to exceed its customers' expectations and supports this with an unconditional merchandise guarantee. Under the Company's return policy, a customer may return merchandise for a refund, exchange or replacement if not satisfied for any reason. The Company's return rate for 1993 was approximately 13% of gross shipments.


     In 1993, the Company received approximately 64% of its orders through its toll-free telephone service. The Company maintains telemarketing facilities in San Diego, California, Hanover, Pennsylvania, DeSoto, Texas, Roanoke, Virginia and LaCrosse, Wisconsin that offer convenient customer access seven days per week, 24 hours per day. The telemarketing facilities utilize state-of-the-art telephone switching equipment which enables the Company to route calls between telemarketing centers and enhance prompt customer service. During 1993, the Company's telemarketing centers processed approximately 11.7 million calls and received approximately 5.6 million orders. The remaining calls included requests for copies of catalogs, order status inquiries and other general inquiries. At peak capacity, the Company's approximately 1,000 full and part time telemarketing service representatives are capable of handling approximately 11,000 calls per hour.


     The Company trains its telemarketing service representatives to be courteous, efficient and knowledgeable about the Company's products. Each telemarketing service representative initially receives 40 hours of training in selling skills, products, services, systems and communication skills through simulated as well as actual phone calls. A substantial portion of the evaluation of telemarketing service representatives' performance is based on meeting customer service standards. While primarily trained with product knowledge to serve customers of one or more specific catalogs, telemarketing service representatives also receive cross-training which enables them to take overflow calls from other catalogs. The Company utilizes customer surveys as an important measure of performance and customer satisfaction.

     The Company's computerized database provides its telemarketing service representatives with information concerning a customer's previous orders, permitting the service representative to establish a personalized dialogue with the customer. Telemarketing service representatives are provided selling information which they are trained to use to describe promotional items. With the installation of the new management information systems in 1994, telemarketing service representatives will be able to provide customers with more detailed inventory information.


DISTRIBUTION



     The Company maintains distribution centers in Hanover, Pennsylvania, DeSoto, Texas, Roanoke, Virginia and LaCrosse, Wisconsin. The Company's long range plan is to maximize efficiencies in merchandise handling and distribution by consolidating the warehousing and distribution of like items in specific fulfillment centers. The Company plans to consolidate the Apparel Group catalogs into the Tweeds Roanoke facility and to construct in 1994 an additional 500,000 square foot state-of-the-art facility on a separate site in Roanoke which, upon its completion, will handle all of Domestications fulfillment needs. The Company's facilities processed approximately 13 million packages in 1993.


     The Company obtains rate discounts from the United States Postal Service by automatically weighing each parcel and sorting and trucking packages to a number of United States Postal Service drop points throughout the country. The Company's size enables it to efficiently handle packages in this manner. From time to time, the Company uses United Parcel Service, Federal Express and other expedited delivery services. The Company, on average, shipped approximately 48,000 packages per day in 1993.

PURCHASING

     The Company's large sales volume permits it to achieve a variety of purchasing efficiencies, including the ability to obtain prices and terms which are more favorable than those available to smaller companies. Major goods and services used by the Company are purchased or leased from selected suppliers by its central buying staff. These goods and services include: paper, catalog printing and printing related services such as order forms and color separations, communication systems including telephone time and switching devices, packaging materials, expedited delivery services, computers and associated network software and hardware. The Company's objective is to achieve favorable "total costs" reflecting a long-term mutual commitment by the Company and each supplier for competitive rates and terms as well as the quality, future maintenance, replacement and modification needs of the Company.

     The Company typically enters into annual agreements for paper and printing with a limited number of suppliers. These agreements permit periodic price increases or decreases based on prevailing market conditions, changes in supplier costs and continuous productivity improvements. The Company's telephone systems are typically contracted for on a three to four year basis. During 1993, the Company purchased approximately 55 thousand tons of paper and approximately 60 million minutes of telephone time. The Company believes it has developed and maintains strong relationships with suppliers for key goods and services.

PRODUCT SOURCING


     The Company acquires products for resale in its catalogs from numerous domestic and foreign vendors. No single source supplied more than 8% of the Company's products in 1993. The Company's vendors are selected based on their ability to reliably meet the Company's production and quality requirements, as well as their financial strength and willingness to meet the Company's needs on an ongoing basis.


MANAGEMENT INFORMATION SYSTEMS


     The Company is currently in the process of upgrading its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. The migration of the Company's business applications is the first phase of the Company's overall systems plan developed with the assistance of outside consultants which defines the mid-and long-term systems and computing strategy for the Company. As part of this plan, the Company has purchased and will be installing new integrated software for use in managing all phases of the Company's operations. The new software is an upgraded version of existing software installed in over 60 mail order companies which has been designed to meet the Company's requirements as a high volume publisher of multiple catalogs. The Company plans to bring the new systems on-line for several catalogs in 1994 with expected completion in 1995. Delivery, installation and implementation are expected to commence shortly. The Company currently estimates that the total cost to install and implement the new systems, including the cost of dedicated internal personnel, will be approximately $13 to $15 million. See "Investment Considerations -- Computer Systems Conversion."



     The new software system is an on-line, real-time system which includes order processing, fulfillment, inventory management, list maintenance and reporting. The implementation of the software will provide the Company with a flexible system that offers highly sophisticated data manipulation, a high degree of marketing-oriented and fulfillment functionality and extensive reporting capabilities. The new management information systems are designed to permit the Company to achieve substantial improvements in the way its financial, merchandising, inventory and accounting functions are performed. The new system was selected to support the Company's decentralized operating structure because it can be customized for and by each catalog unit.

CREDIT MANAGEMENT

     The Company's customers are able to purchase merchandise using checks or money orders, the Company's credit cards or third party credit cards. Several of the Company's catalogs, including Domestications, International Male and Gump's, offer their own credit cards. Approximately 73% of 1993 sales were paid using third party credit cards, 19% were paid for with checks or money orders and 8% were paid with the Company's credit cards.


     In December 1992, the Company entered into a three year $75 million credit facility with General Electric Credit Corporation ("GECC") which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit cards. The Company is obligated to repurchase uncollectible accounts and is required to maintain a specified percentage of all outstanding receivables sold under the program as a deposit with GECC to service its obligations under the agreement. The Company is required to pay certain servicing fees to GECC and the Company earns the finance charge income that GECC charges to the accounts. GECC's servicing responsibilities include credit processing, collections, billing/payment processing, reporting and credit card issuance.



     At January 1, 1994, $47 million of outstanding accounts receivable were being serviced under this agreement, of which $13 million was retained as deposits.


INVENTORY MANAGEMENT


     The Company's inventory management strategy is designed to maintain inventory levels that provide optimum in-stock positions while maximizing inventory turnover rates and minimizing the amount of unsold merchandise at the end of each season. The Company manages inventory levels by monitoring sales and fashion trends and making purchasing adjustments as necessary and by promotional sales. Additionally, the Company sells excess inventory in its special sale catalogs, its outlet stores and to jobbers.


SEASONALITY

     Although the Company experiences quarterly variations in sales, such variations are due primarily to fluctuations in circulation levels rather than seasonality and are further ameliorated by the Company's diversified portfolio of catalogs. The Company traditionally mails more catalogs in the second half of the year.

COMPETITION

     The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs and retail stores, including department stores, specialty stores and discount stores. Competitors also exist in each of the Company's catalog specialty areas, including Spiegel and Chadwick's of Boston in women's fashion; Spiegel, Touch of Class, Linen Source, Lands' End, Coming Home and Horchow in home furnishings; Lillian Vernon, Taylor Gift, Williams Sonoma, Chef's Corner, Harriet Carter and Dr. Leonards in general merchandise; and Bachrach's, Collections, Road Runner Sports and J. Crew in men's fashions. The Company also considers general catalog companies such as J.C. Penney and retail stores as part of its competition. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies. The Company believes that the principal bases upon which it competes are quality, value, service, product offerings, catalog design, convenience, efficiency and safety.

TRADEMARKS


     Each of the Company's catalogs has its own federally registered trademark. Domestications, Tapestry, Hanover House, Colonial Garden Kitchens, Mature Wisdom, International Male, Undergear, Silhouettes, Simply Tops, Gump's, Tweeds, The Company Store, Fashion Favorites, Fashion Galaxy and Outtakes are registered trademarks of the Company. Essence is a trademark used by the Company under license by Essence Communications, Inc. Show Place, Great Kitchens and Beautiful Style are trademarks of Sears. The Company also owns numerous trademarks, copyrights and service marks on its logos, products and catalog offerings. The Company has also protected various trademarks internationally. The Company vigorously protects such marks and believes there is substantial goodwill associated with them.

GOVERNMENT REGULATION

     The Company is subject to Federal Trade Commission regulations governing its advertising and trade practices, Consumer Product Safety Commission regulations governing the safety of the products it sells in its catalogs and other regulations relating to the sale of merchandise to its customers. The Company is also subject to the Department of Treasury-Customs regulations with respect to any goods it imports. To date, such governmental regulations have not had a material adverse effect on the Company's business.

     The imposition of a sales and use tax collection obligation on out-of-state catalog companies in states to which they ship products is the subject of a case recently decided by the United States Supreme Court. While the Court reaffirmed an earlier decision which allowed direct marketers to make sales into states where they do not have a physical presence without collecting sales taxes with respect to such sales, the Court further noted that Congress has the power to change this law. The Company believes that it collects sales tax in all jurisdictions where it is currently required to do so.

PROPERTIES

     The Company's corporate headquarters are located in a modern
84,700-square-foot facility in Weehawken, New Jersey. The facility houses merchandising and marketing personnel, an art department including photographic studios, catalog production personnel and corporate and administrative offices. The Weehawken facility is leased for a 15-year term expiring in 2005.


     The Company also occupies a leased office building in Hanover, Pennsylvania and five warehouse/fulfillment locations in the Hanover area providing a total of approximately 1,163,000 square feet of space, including its principal fulfillment center consisting of a twenty acre leasehold with a 265,000 square foot warehouse and other improvements. The other four warehouse/fulfillment locations are leased pursuant to short-term leases. The Company intends to consolidate all or most of the facilities with short-term leases into its new fulfillment center that will be constructed for Domestications in Roanoke, Virginia.



     Administrative offices in Hanover, Pennsylvania are located in a two-story building of 123,300 square feet, with a lease expiring in 1994, which contains renewal options for three five-year periods. Brawn of California, Inc., occupies 30,000 square feet of new office space in San Diego, California pursuant to a fifteen-year lease that expires in 2004.



     Gump's occupies 4,700 square feet of office space in addition to 49,800 square feet of space for its retail store in San Francisco, California. In addition, Gump's occupies a leased warehouse/fulfillment center in DeSoto, Texas of approximately 43,000 square feet. This lease expires in 1995.



     The Company Store occupies 185,000 square feet for its warehouse center pursuant to a short-term lease. Additionally, a 150,000 square foot manufacturing and assembly facility and 58,000 square foot telemarketing and customer service facility in LaCrosse are owned.



     In January 1994, the Company purchased a 50% interest in Blue Ridge Associates (the "Partnership"), a partnership which owns the Tweeds Roanoke, Virginia fulfillment center. The Company made a capital contribution of $1.1 million to the Partnership. In addition, the Partnership and the Company entered into a 15 year lease covering the facility. Under the terms of the lease agreement and subject to certain conditions specified therein, the Partnership, as lessor, agreed to expand the facility by not less than 100,000 square feet in accordance with plans and specifications reasonably acceptable to the parties. The expanded facility will be leased to the Company on the same terms as the existing facility, subject to an adjustment in the amount of rent payments and the expiration date.

     The following chart lists each of the Company's principal properties:


                                      OWNED
                                       OR      APPROXIMATE                   CATALOG
             LOCATION                LEASED   SQUARE FOOTAGE                 USE(A)
- -----------------------------------  -------  --------------   -----------------------------------
WAREHOUSE AND DISTRIBUTION CENTERS
  Emigsville, PA...................   Leased        144,000
  Hanover, PA......................    Owned        264,000
  Hanover, PA......................   Leased        433,300
  Landsville, PA...................   Leased         23,000
  York, PA.........................   Leased        319,000
  DeSoto, TX.......................   Leased         43,000    Gump's(b)
  Roanoke, VA......................   Leased        175,000    Tweeds(c)
  LaCrosse, WI.....................   Leased        185,000    The Company Store
  Roanoke, VA......................    Owned        500,000    Domestications distribution
                                                               facility to be constructed in 1994
                                                               on a 53 acre site
CORPORATE AND ADMINISTRATIVE
  OFFICES
  San Diego, CA....................   Leased         30,000    Men's Apparel(d)
  San Francisco, CA................   Leased          4,700    Gump's
  Edgewater, NJ....................   Leased         65,000    Tweeds
  Weehawken, NJ....................   Leased         84,700    Corporate Headquarters
TELEMARKETING AND CUSTOMER SERVICE
  Hanover, PA......................   Leased        123,300
  LaCrosse, WI.....................    Owned         58,000(e)
RETAIL STORES
  Beverly Hills, CA................   Leased          1,200    Scandia Down
  Costa Mesa, CA...................   Leased          1,200    Scandia Down
  San Diego, CA....................   Leased          3,800    Men's Apparel
  San Francisco, CA................   Leased         49,800    Gump's(f)
  West Hollywood, CA...............   Leased          3,600    Men's Apparel
  Hanover, PA......................   Leased         12,500    Outlet Store
  LaCrosse, WI.....................   Leased         13,000    The Company Store
  Oshkosh, WI......................   Leased          2,000    The Company Store
  Kenosha, WI......................   Leased          5,500    The Company Store
  Madison, WI......................   Leased          5,500    The Company Store
MANUFACTURING AND ASSEMBLY
  LaCrosse, WI.....................    Owned        150,000    The Company Store


- ---------------

(a) Unless otherwise noted, the facility services multiple catalogs.
(b) Also a telemarketing center for Gump's.
(c) Also a telemarketing center for Tweeds. The Company owns a 50% interest in the Partnership which owns this property.

(d) Also a telemarketing center for Men's Apparel.


(e) Also used for executive offices for The Company Store.


(f) Also used for Gump's executive offices. To be replaced by a new store in the fall of 1994.


     The Company also leases 18 properties, all of which are subleased. All of such properties are part of the Company's discontinued restaurant operations.

EMPLOYEES


     As of December 31, 1993, the Company employed approximately 2,280 persons on a full time basis and approximately 530 persons on a part time basis. Approximately 120 employees of The Company Store manufacturing facility are members of the International Ladies Garment Workers Union. The Company believes its relations with its employees are good.


LEGAL PROCEEDINGS

     The Company is involved in various routine lawsuits of a nature which is deemed customary and incidental to its businesses. In the opinion of management, the ultimate disposition of such actions will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and executive officers of the Company are:


             NAME               AGE                          POSITION
- ------------------------------  ---   -------------------------------------------------------
Alan G. Quasha................  44    Chairman of the Board and Director
Jack E. Rosenfeld.............  55    President, Chief Executive Officer and Director
Michael P. Sherman............  41    Executive Vice President-Corporate Affairs, General
                                      Counsel and Secretary
Wayne P. Garten...............  41    Executive Vice President and Chief Financial Officer
Edward J. O'Brien.............  50    Senior Vice President and Treasurer
David E. Ullman...............  36    Vice President-Controller
Ralph Destino.................  57    Director
J. David Hakman...............  52    Director
S. Lee Kling..................  65    Director
Theodore H. Kruttschnitt......  51    Director
Jeffrey Laikind...............  58    Director
Elizabeth Valk Long...........  43    Director
Edmund R. Manwell.............  51    Director
Geraldine Stutz...............  65    Director
Robert F. Wright..............  68    Director


INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

     Alan G. Quasha has been President of Quadrant Management, Inc., an indirect wholly-owned subsidiary of NAR which manages NAR's U.S. assets, since its formation in early 1988. From 1980 to September 1991, he was a partner in the New York City law firm of Quasha Wessely & Schneider. In addition to his Directorship at the Company, Mr. Quasha serves as a director of Harken Energy Corporation, E-Z Serve Corporation, Tejas Power Corporation and NAR. Mr. Quasha is also a director of Richemont. Mr. Quasha, a designee of NAR, was elected a Director of the Company and Chairman of the Board in October 1991.

     Jack E. Rosenfeld has served as President and Chief Executive Officer of the Company since October 1990. Mr. Rosenfeld previously served as Executive Vice President of the Company from May 1988 until October 1990. From 1987 through April 1988, Mr. Rosenfeld was President of Rosenfeld & Co., a consulting firm and provided consulting services to the Company. Mr. Rosenfeld is also a director of PSC, Inc., a manufacturer of bar code equipment and Electric Fuel, Ltd., a developer and manufacturer of electronic batteries and fueling systems for motor vehicles. Mr. Rosenfeld was elected a Director of the Company in 1974.


     Michael P. Sherman has served as Executive Vice President-Corporate Affairs of the Company since 1990 and as General Counsel and Secretary of the Company since 1986. Mr. Sherman also served as Senior Vice President of the Company from 1986 through 1990. Mr. Sherman joined the Company in 1983 and was elected Vice President-Assistant Secretary of the Company in the same year.



     Wayne P. Garten has served as Executive Vice President of the Company since October 1990 and as Chief Financial Officer of the Company since 1989. Mr. Garten also served as Senior Vice President of the Company from 1989 through 1990. Mr. Garten joined the Company in 1983 and was elected Vice President of the Company in 1984. Mr. Garten was elected Vice President-Finance of the Company in 1989.

     Edward J. O'Brien has served as Senior Vice President and Treasurer of the Company since 1991. Mr. O'Brien joined the Company in 1986 and was elected Vice President of the Company in 1988.


     David E. Ullman joined the Company in August 1991 and was promoted to Vice President-Controller in December 1992. Prior to joining the Company, Mr. Ullman was with Arthur Andersen & Co. for ten years, most recently as a manager in the Audit and Business Advisory Group.


     Ralph Destino has been the Chairman of Cartier, Inc., a luxury goods store, since 1985. Cartier, Inc. is a subsidiary of Richemont, an affiliate of NAR. Mr. Destino also serves as a director of The Leslie Fay Companies, a manufacturer of dresses, suits, coats and sportswear which filed for protection under the U.S. bankruptcy laws. Mr. Destino, a designee of NAR, was elected a Director of the Company in October 1991.


     J. David Hakman has been the Chief Executive Officer of Hakman Capital Corporation, Burlingame, California, an investment and merchant banking firm, since 1980. Mr. Hakman also serves as a director of Concord Camera Corp., a firm which manufactures and distributes cameras. Mr. Hakman is also the Chairman and a director of AFD Acquisition Corp., which filed for protection under Chapter 11 of the U.S. Code in June 1991 and emerged from Chapter 11 in September 1993. Mr. Hakman was appointed a Director of the Company in May 1989 and was elected a Director of the Company in October 1991.



     S. Lee Kling is Chairman of the Board of Kling Rechter & Co., a merchant banking company. He served as Chairman and a director of Landmark Bancshares Corporation, a bank holding company in St. Louis, Missouri, from 1974 through 1991, when it merged with Magna Group Inc. He served as Landmark's Chief Executive Officer from 1974 through 1990. Mr. Kling serves on the Boards of Directors of E-Systems, Inc., a diversified electronics company, Falcon Products, Inc., a manufacturer of commercial furniture, Bernard Chaus Inc., a sportswear manufacturer and distributor, Top Air Manufacturing Co., a manufacturer of agricultural equipment, Lewis Galoob Toys, Inc., a toy company, Magna Group, Inc., National Beverage Corp. and NationsMart Corp. Mr. Kling was elected as a Director of the Company in 1983.


     Theodore H. Kruttschnitt has been the owner and sole proprietor of California Innkeepers, Burlingame, California, an owner/operator of hotels and motor hotels, since May 1970. Mr. Kruttschnitt is also Chairman of the Board of Burlingame Bancorp, a commercial bank holding company, and serves on the Board of Directors of Cooper Development Company, a firm which invests in personal care products businesses. Mr. Kruttschnitt was appointed a Director of the Company in May 1989 and was elected a Director of the Company in October 1991.

     Jeffrey Laikind has been a Managing Director of Prudential Securities Investment Management (formerly Prudential Bache Securities Inc.), a money management firm, since 1985. Mr. Laikind is also a director of NAR and a member of the advisory board of Quadrant. Mr. Laikind, a designee of NAR, was elected a Director of the Company in October 1991.

     Elizabeth Valk Long has been the President of TIME Magazine since July 1991 and a senior vice president of Time Inc., periodical and book publishers, since April 1989. She served as the publisher of TIME from July 1991 until September 1993; the publisher of PEOPLE from November 1988 until July 1991; and the publisher of LIFE Magazine from December 1986 until November 1988. Ms. Long, a designee of NAR, was elected a Director of the Company in October 1991.

     Edmund R. Manwell is Senior Partner at the law firm of Manwell & Milton, San Francisco, California. Mr. Manwell has been associated with this firm since 1982. Mr. Manwell also serves as a director of Dreyer's Grand Ice Cream, Inc. Mr. Manwell was appointed a Director of the Company in May 1989 and was elected a Director of the Company in October 1991.

     Geraldine Stutz has been the President and Publisher of Panache Press at Random House Inc., a publishing company, since 1986. She was previously the Chief Executive Officer and Managing Partner of Henri Bendel, a New York specialty store. Ms. Stutz also serves as a director of Tiffany & Co. and the Jones Apparel Group. Ms. Stutz, a designee of NAR, was elected a Director of the Company in October 1991.


     Robert F. Wright has been the President of Robert F. Wright Associates, Inc., business consultants, since 1988. Prior thereto, he was a senior partner of the accounting firm Arthur Andersen & Co. Mr. Wright is a director of Reliance Standard Life Insurance Company and affiliates, Williams Real Estate Co., Inc. and The Navigator Group, Inc., a casualty and property insurance company. Mr. Wright also serves on the advisory board of Quadrant Management, Inc., an indirect wholly-owned subsidiary of NAR. Mr. Wright, a designee of NAR, was elected a Director of the Company in October 1991.


GENERAL

     The Company's Board of Directors is divided into three classes of Directors serving three-year terms. One class of Directors is elected by the shareholders at each annual meeting to serve until the third annual meeting or until their successors are elected and qualified. In the case of a vacancy, Directors are appointed by the Directors then in office to serve the remainder of the term.


     Pursuant to Nomination and Standstill Agreement between Theodore H. Kruttschnitt, J. David Hakman and Edmund R. Manwell and the Company, the Board was expanded to 11 members and Mr. Kruttschnitt was appointed as a Class III Director, Mr. Hakman as a Class I Director and Mr. Manwell as a Class II Director. The Company also agreed to nominate each of Messrs. Kruttschnitt, Hakman and Manwell for election upon the expiration of their respective terms provided Mr. Kruttschnitt continues to own certain specified levels of Common Stock. Pursuant to an agreement with Mr. Kruttschnitt, upon completion of this Offering Mr. Kruttschnitt will resign as a Director of the Company.


     Pursuant to the Stock Purchase Agreement, dated October 25, 1991, between the Company and NAR (the "Stock Purchase Agreement"), the Company agreed to recommend in its proxy statement for each annual or special meeting of shareholders at which directors are to be elected during the five year period from October 25, 1991, and at each such shareholders' meeting, as part of the management slate for election to the Board of Directors, such number of persons designated by NAR as will result in the Board's including six persons designated by NAR. In addition, NAR agreed that for a period of five years from October 25, 1991, so long as the Board of Directors of the Company consists of 11 persons of whom six are designees of NAR, it will not nominate or propose for nomination or elect persons to the Board if as a result more than six persons designated by it would be on the Board at any one time except following an acquisition by a third party of 20% or more of the voting stock or total assets of the Company. Messrs. Destino, Laikind, Quasha and Wright and Ms. Stutz and Ms. Long were designated pursuant to such agreement and were nominated and elected to serve as directors of the Company at the Company's 1991 Special Meeting of Shareholders.


     The Board of Directors has standing Executive, Audit, Stock Option and Executive Compensation and Nominating Committees.


     Pursuant to the Company's Bylaws, its officers are chosen annually by the Board of Directors and hold office until their respective successors are chosen and qualified.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 10, 1994, and as adjusted to reflect the sale of 5,845,396 shares by the Company and 4,154,604 shares by the Selling Shareholders in the Offering. The information includes beneficial ownership by each Selling Shareholder, each person (or group of affiliated persons) who is known to the Company to own beneficially more than 5% of the Common Stock, by each of the Company's Directors and executive officers, and by all Directors and executive officers as a group. The persons named on the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.



                                        BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                          PRIOR TO OFFERING                            AFTER OFFERING
                                      -------------------------   SHARES BEING   --------------------------
                NAME                    SHARES       PERCENT(A)     OFFERED        SHARES      PERCENT(B)
- ------------------------------------- ----------     ----------   ------------   ----------   -------------
Alan G. Quasha(c).................... 51,895,263(d)     58.1%              --    51,895,263(d)      54.5%
  c/o Quadrant Management, Inc.
  127 East 73rd Street
  New York, NY 10021
NAR Group Limited(e)................. 51,895,263(d)     58.1               --    51,895,263(d)      54.5
  c/o P.M.M. Services
  (B.V.I.) Limited
  P.O. Box 438
  Road Town, Tortola,
  British Virgin Islands
Theodore H. Kruttschnitt(f)..........  5,320,887(h)      6.3        3,500,000     1,820,887(h)       2.0
  1350 Bayshore Boulevard
  Suite 850
  Burlingame, CA 94010
Jack E. Rosenfeld(i).................  3,849,598(j)      4.6               --     3,849,598(j)       4.3
  c/o Hanover Direct, Inc.
  1500 Harbor Boulevard
  Weehawken, NJ 07087
Sun Life Insurance Company of
  America............................  1,309,207         1.6          654,604       654,603            *
  1999 Avenue of the Stars
  Los Angeles, CA 90067
Ralph Destino(g).....................     20,000(k)        *               --        20,000(k)         *
J. David Hakman(f)...................     28,434(l)        *               --        28,434(l)         *
S. Lee Kling(m)......................     18,511           *               --        18,511            *
Jeffrey Laikind(g)...................     82,000(n)        *               --        82,000(n)         *
Edmund R. Manwell(f).................     33,628(n)        *               --        33,628(n)         *
Geraldine Stutz(g)...................     59,649(n)        *               --        59,649(n)         *
Elizabeth Valk Long(g)...............     30,000(n)        *               --        30,000(n)         *
Robert F. Wright(g)..................     70,000(n)        *               --        70,000(n)         *
Michael P. Sherman(o)................    236,798(p)        *               --       236,798(p)         *
Wayne P. Garten(q)...................    227,976(r)        *               --       227,976(r)         *
Edward J. O'Brien(s).................     84,060           *               --        84,060            *
David E. Ullman(t)...................      5,253           *               --         5,253            *
Directors and executive officers as a
  group (15 persons)................. 10,086,794(u)     11.9               --     6,566,794(u)       7.3

- ---------------


 *      Less than 1%
(a)     Percentages computed on the basis of 84,242,384 shares of Common Stock outstanding as of March 10, 1994 in accordance with Rule 13d-3 promulgated under the Exchange
        Act.
(b)     Percentages computed on the basis of 90,087,780 shares of Common Stock to be outstanding after the Offering (see also note j).
(c)     Elected a Director and Chairman of the Board of the Company in October 1991. All of
        the shares beneficially owned by NAR could also be deemed to be beneficially owned by Alan G. Quasha, due to his shared investment and voting power with NAR. Excludes options for 20,000 shares exercisable within 60 days.
(d)     Includes warrants and options for 5,053,735 shares exercisable within 60 days.
(e)     All of the shares beneficially owned by NAR could also be deemed to be beneficially owned by Alan G. Quasha, due to his shared investment and voting power with NAR.
(f)     Appointed a Director of the Company in May 1989.
(g)     Elected a Director of the Company in October 1991.
(h)     Includes options for 15,000 shares exercisable within 60 days. Amendment No. 8 to the Statement on Schedule 13D filed by Mr. Kruttschnitt with the Commission on
        September 29, 1992 indicates that Mr. Kruttschnitt is a member of a group which includes Mr. J. David Hakman and Mr. Edmund R. Manwell.
(i)     President, Chief Executive Officer and a Director of the Company since October
        1990.
(j)     Includes options for 2,627,210 shares exercisable within 60 days.
(k)     Options exercisable within 60 days.
(l)     Includes options for 15,000 shares exercisable within 60 days.
(m)     Elected a Director of the Company in 1983.
(n)     Includes options for 20,000 shares exercisable within 60 days.
(o)     Served as the Executive Vice President-Corporate Affairs of the Company since 1990.
(p)     Includes options for 31,500 shares exercisable within 60 days.
(q)     Served as Executive Vice President and Chief Financial Officer of the Company since
        October 1990.
(r)     Includes options for 32,150 shares exercisable within 60 days.
(s)     Served as Senior Vice President and Treasurer of the Company since 1991.
(t)     Served as Vice President Controller of the Company since December 1992.
(u)     Excludes 46,841,528 shares and warrants and options for 5,053,735 shares beneficially owned by NAR but could also be deemed to be beneficially owned by Alan
        G. Quasha. Includes options for 20,000 shares exercisable within 60 days and owned by Alan G. Quasha.



RELATIONSHIP WITH SUN LIFE



     In May 1991, the Company obtained a $10 million 12% short-term working capital line (the "Interim Credit Agreement") from Sun Life. In connection with the transaction, the Company paid a fee of 1.25% and issued warrants to Sun Life to purchase 973,713 shares of Common Stock at $4.00 per share which were subsequently adjusted to allow for the purchase of 1,610,644 shares at $2.42 per share in connection with the anti-dilution provision of the warrant agreement. The Interim Credit Agreement was paid off in October 1991.



     In July 1991, the Company issued additional warrants to Sun Life to purchase 291,667 shares of Common Stock at $5.25 per share which were subsequently adjusted to allow for the purchase of 349,601 shares at $2.19 per share in accordance with the anti-dilution provision of the warrant agreement in order to induce Sun Life to enter into an Intercreditor Agreement with the Company.



     Pursuant to the terms of these warrants, Sun Life may require the Company to register the warrants or the shares of Common Stock acquired upon exercise of the warrants.



     In August 1993, the Company issued $20 million of 9.25% Senior Subordinated Notes in a private placement with Sun Life. The Company is required to redeem $6 million of the 9.25% Notes without penalty by May 1, 1994 if the Company has not established or acquired a new distribution facility by such date.

     In March 1994, Sun Life exercised all of its warrants and purchased 1,309,207 shares in a "net-issue" exchange, 654,604 of which will be sold in the Offering.


                             RELATIONSHIP WITH NAR


     Upon completion of the Offering, NAR will own 46,841,528 shares of Common Stock and warrants and options to purchase 5,053,735 shares of Common Stock constituting 54.3% of the outstanding Common Stock of the Company on a fully diluted basis (approximately 53.7% if the Underwriters' over-allotment option is exercised in full). Although pursuant to the Stock Purchase Agreement, NAR has agreed to nominate only six of the Company's 11 Directors until 1996, NAR has the power to elect the entire Board of Directors and, except as otherwise provided by law or the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders meeting. See "Management -- General." NAR is a private investment holding company that is a joint venture between the family of Alan G. Quasha, a Director and the Chairman of the Board of the Company, and Richemont. Richemont is the ultimate parent of a family of some of the world's leading luxury goods trademarks, including Cartier, Piaget, Baume & Mercier, Alfred Dunhill and Montblanc. NAR's U.S. assets are managed by Quadrant Management, Inc., an indirect wholly-owned subsidiary of NAR ("Quadrant") whose management has participated in a number of restructurings in a variety of industries since 1980. See "Principal and Selling Shareholders." NAR obtained control of the Company in the fall of 1991. See "The Company -- History and Organization -- Restructuring."


     The Company has entered into a consulting arrangement with Quadrant pursuant to which it renders management consulting, business advisory and investment banking services to the Company for annual compensation of $750,000. Such agreement was in effect during 1993 and has been renewed for 1994.

     A subsidiary of NAR has provided a secured limited guarantee of $10 million which allows the Company to borrow in excess of its availability under the Credit Facility based on a formula, up to the facility's limit of $52.5 million. This limited guarantee was reduced by approximately $5.1 million during the fourth quarter of 1993, and the Company's expects the guarantee to be eliminated in the first quarter of 1994 based on the Company's fiscal year-end results.

                          DESCRIPTION OF CAPITAL STOCK

     The following general summary of the material terms of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by reference to, the pertinent portions of the Company's Certificate of Incorporation.

GENERAL


     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, 12,270,503 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), 40,000 shares of Class B 8% Cumulative Preferred Stock, par value $.01 and stated value $1,000 per share (the "Class B Preferred"), 861,900 shares of 7.5% Cumulative Convertible Preferred Stock, par value $.01 and stated value $20 per share (the "7.5% Preferred"), 234,900 shares of Series A Convertible Additional Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 4,765,100 shares of Additional Preferred Stock, par value $.01 per share (the "Additional Preferred"). On December 13, 1993, the Company converted all the outstanding shares of 7.5% Preferred into shares of Common Stock. Pursuant to an Option Agreement, dated as of July 20, 1992, the Company exercised its right to require the exchange, as of January 1, 1994, of the 40,000 shares of Class B Preferred and the 12,270,503 shares of Class B Common Stock outstanding for 18,937,169 shares of Common Stock. As of January 1, 1994, there were 82,933,177 shares of Common Stock and 234,900 shares of Series A Preferred Stock outstanding.


COMMON STOCK

     General. There are no redemption or sinking fund provisions applicable to the shares of Common Stock and such shares are not entitled to any preemptive rights.

     Voting. Each holder of Common Stock is entitled to one vote for each share registered in the holder's name on the books of the Company. Since none of the shares of Common Stock have cumulative voting rights, the holders of more than 50% of the shares can elect all the Directors of the Company in each class of Directors, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of the Directors. The Board of Directors of the Company is divided into three classes of Directors, serving staggered three-year terms. See "Management -- General."

     Dividends. Subject to the prior rights of holders of any then issued and outstanding preferred stock, the holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company from the assets of the Company which are legally available therefor.

     Liquidation. Upon the liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive, pro rata, after the prior rights of creditors and holders of any preferred stock have been satisfied, all the remaining assets of the Company available for distribution.

     Transfer Agent and Registrar. Chemical Bank is the Transfer Agent and Registrar for the Common Stock.

ADDITIONAL PREFERRED

     Additional Preferred may be issued at such times, to such persons and for such consideration as the Board of Directors may determine to be in the Company's best interest without (except as otherwise required by law) further authority from the shareholders. Such shares of authorized and unissued Additional Preferred may be issued with such designations, voting powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of such rights, as the Company's Board of Directors may authorize, including but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

SERIES A PREFERRED STOCK

     Dividends. The holders of record of shares of Series A Preferred Stock are entitled to receive preferential cumulative dividends, when and as declared by the Board of Directors of the Company out of funds legally available therefor, at a rate of 6% of the stated value per annum. Dividends on the Series A Preferred Stock commenced to accrue on September 30, 1993.

     Liquidation Preference. In the event of any distribution of assets upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company, the holder of each share of the then outstanding Series A Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to the then stated value of each share of Series A Preferred Stock, before any payments or distributions are made to, or set aside for, any other equity security of the Company other than any other series of preferred stock. If the assets of the Company are insufficient to pay such amounts in full, then the entire assets of the Company shall be distributed pro rata to the holders of shares of preferred stock after the holders of the Class B Preferred and the 7.5% Preferred have been paid in full. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the Company.

     Conversion. On September 30, 1994, each holder of the Series A Preferred Stock shall automatically, without any action being required on the part of such holder, have one-third of each such holders holdings of Series A Preferred Stock (the "First Conversion Allotment") converted into a number of shares of Common Stock of the Company determined by dividing the then stated value of the shares by the Conversion Price. On September 30, 1995, each holder of the Series A Preferred Stock shall automatically, without any action being required on the part of such holder, have one-half of each such holders holdings of Series A Preferred Stock (the "Second Conversion Allotment") converted into a number of shares of Common Stock determined by dividing the then stated value of the shares by the Conversion Price. On September 30, 1996, all shares of the Series A Preferred Stock that remain outstanding (the "Final Conversion Allotment") shall automatically, without any action being required on the part of the holders thereof, be converted into a number of shares of Common Stock determined by dividing the then stated value of the shares by the Conversion Price. Each of September 30, 1994, September 30, 1995 and September 30, 1996 is referred to herein as a "Conversion Date." The "Conversion Price" shall be an amount equal to the average of the per-share closing prices (regular way) for a round lot of the Common Stock on the AMEX (or, if the Common Stock is then not listed for trading on the AMEX, such other exchange or system on which the Common Stock shall from time to time be traded) on each of the five trading days immediately preceding a Conversion Date.


     No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. Instead of any fractional share of Common Stock that would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Company will pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Conversion Price per share of Common Stock.

     Redemption. The Company shall have the right to redeem the First Conversion Allotment at any time prior to September 20, 1994, the Second Conversion Allotment at any time prior to September 20, 1995 and the Final Conversion Allotment at any time prior to September 20, 1996 at the liquidation value (initial stated value plus accrued but unpaid dividends) of such shares payable in cash.

     Voting Rights. The holders of the Series A Preferred Stock shall not have any voting rights except as may be required by law.

     Preemptive Rights. The Series A Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 90,087,780 shares of Common Stock outstanding (91,062,780 if the Underwriters' over-allotment option is exercised in full). Of these shares, 38,870,968 shares (39,845,968 if the Underwriters' over-allotment option is exercised in full) will be tradeable without restriction and the remainder will be "restricted securities" under the Securities Act, and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and thereunder. NAR, Sun Life, Mr. Kruttschnitt and certain executive officers of the Company are entitled to certain rights with respect to registration of their shares of Common Stock under the Securities Act.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted shares for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 900,878 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock on the AMEX during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have expired since the later of the date on which such restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company.



     The Company and certain shareholders who own 50,562,209 restricted shares have agreed with the Underwriters not to sell or otherwise dispose of any shares for 180 days after the date of this Prospectus without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters. A Selling Shareholder who owns 654,603 restricted shares has agreed with the Underwriters not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters.


                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the tax position of certain U.S. expatriates) and therefore does not address all aspects of U.S. federal tax that may be relevant to non-U.S. holders in light of their specific circumstances. Nor does this discussion deal with U.S. state and local or non-U.S. tax consequences of the ownership or disposition of Common Stock. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Each prospective holder of Common Stock is urged to consult a tax advisor with respect to the U.S. federal tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state or municipality or other tax jurisdiction.

DIVIDENDS


     Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of such holder. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of such holder, are subject to tax at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may, under certain circumstances: (i) be entitled to the benefit of a dividends received deduction under U.S. federal income tax law; and (ii) be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.


     Under current U.S. Treasury regulations, dividends paid to an address in a foreign country may be presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed U.S. Treasury regulations, not currently in effect, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK


     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States; (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and the gain from such sale is considered to be derived from sources within the United States under applicable U.S. federal tax principles; or (iii) the Company has been at some time during the five-year period ending on the date of the disposition of the Common Stock a "U.S. real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly at any time during such five-year period, more than 5% of the Common Stock. Gain from the sale of Common Stock held as a capital asset by an individual non-U.S. holder will generally not be considered to be derived from sources within the United States for the purposes of the foregoing unless either: (i) such individual's "tax home" for United States federal income tax purposes is in the United States; or (ii) such gain is attributable to an office or other fixed place of business maintained by such individual within the United States. The Company has not been at any time during the five-year period ending on the date of this registration statement and does not anticipate becoming a "U.S. real property holding corporation" for federal income tax purposes.


     In addition, in certain circumstances, capital gain realized on the sale of Common Stock may be exempted from United States taxation under an applicable income tax treaty.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual non-U.S. holder at the time of death will generally be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENT AND BACKUP WITHHOLDING TAX

     U.S. information reporting requirements, other than the reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends paid with respect to the Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's U.S. taxpayer identification number) in the manner required by U.S. law and applicable regulations or to report certain payments which are taxable for United States federal income tax purposes. Under current U.S. Treasury regulations, the payor of the dividends may generally rely on the payees' address outside the United States in determining that the withholding or applicable treaty exemption provisions discussed above apply, and, consequently, that the backup withholding provisions do not apply. Under proposed U.S. Treasury regulations, not currently in effect, however, a payor of dividends would be permitted to rely on an applicable treaty exemption as the basis for an exemption from the backup withholding provisions only if the recipient satisfies applicable certification requirements.

     As a general proposition, U.S. information reporting and backup withholding requirement will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but, currently, not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a U.S. person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" determined under United States federal income tax law, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Common Stock is currently subject to both U.S. backup withholding and information reporting unless the holder certifies non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

     These backup withholding and information reporting rules are under review by the Treasury Department and their application to the Common Stock could be changed by the enactment of new requirements.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Alex. Brown & Sons Incorporated are acting as representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company, the Selling Shareholders and the Underwriters, the Company, for its own account, and the Selling Shareholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER
                                        UNDERWRITERS                          OF SHARES
                                                                             -----------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated.............................................
     Alex. Brown & Sons Incorporated.......................................
                                                                             -----------
                  Total....................................................   10,000,000
                                                                             -----------
                                                                             -----------

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any shares are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.


     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.



     The Company and a Selling Shareholder have granted options to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.


     The Company and certain other shareholders of the Company, prior to the Offering, have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (except for shares offered pursuant to the Offering) without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days (and in the case of one Selling Shareholder, 90 days) after the date of this Prospectus. See "Shares Eligible for Future Sale."

     More than 10% of the net proceeds of the Offering are expected to repay a loan made by Merrill Lynch to Theodore H. Kruttschnitt. Accordingly, the Offering is being conducted in accordance with Section 44(c)(8) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Whitman Breed Abbott & Morgan, New York, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS


     The consolidated balance sheets of Hanover Direct, Inc. (successor to The Horn & Hardart Company) and subsidiaries as of January 1, 1994 and December 26, 1992, and the related consolidated statements of income (loss), shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended January 1, 1994 and schedules included and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in its method of accounting for income taxes as discussed in Notes 1 and 10 to the consolidated financial statements.


     The consolidated balance sheets of Company Store Holdings, Inc. and subsidiaries (Debtors-in-Possession) as of August 1, 1992 and July 27, 1991, and the related consolidated statements of operations, shareholders' investment (deficit) and cash flows for each of the three years in the period ended August 1, 1992 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports which include an explanatory paragraph that describes Company Store Holdings, Inc.'s filing for bankruptcy and its ability to continue as a going concern, discussed in Note 2 to the consolidated financial statements.

     The financial statements of Tweeds, Inc. as of and for the years ended June 30, 1991 and July 30, 1990 which are incorporated herein by reference, have been so included in reliance upon the report of Deloitte & Touche, independent auditors (of which the report contains explanatory language with respect to the substantial doubt about the entity's ability to continue as a going concern), incorporated herein by reference, given upon the authority of said firm as experts in auditing and accounting.

     The balance sheets of Tweeds, Inc. as of January 31, 1993 and February 2, 1992, and the related statements of operations, stockholders' equity and cash flows for the year ended January 31, 1993, and the period from July 1, 1991 to February 2, 1992 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Gump's Inc. at February 27, 1993 and February 29, 1992 and February 23, 1991 and for each of the three years in the period ended February 27, 1993, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon (which contain an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein are incorporated by reference.

Such consolidated financial statements are included in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus constitutes a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Common Stock offered hereby. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549.



     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the offices of the AMEX at 86 Trinity Place, New York, New York 10006 on which exchange the Common Stock is listed and traded.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission are incorporated in this Registration Statement by reference: (a) the Annual Report on Form 10-K for the fiscal year ended January 1, 1994 and (b) the Current Reports on Form 8-K dated February 17, 1994 and March 10, 1994.


     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 5(d) of the Exchange Act, prior to the termination of the offering of the Common Stock, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of the Registration Statement from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Michael P. Sherman, Executive Vice President, General Counsel and Secretary, Hanover Direct, Inc., 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants..............................................   F-2
Consolidated Balance Sheets as of December 26, 1992 and January 1, 1994...............   F-3
Consolidated Statements of Income (Loss) for the Years Ended December 28, 1991,
  December 26, 1992 and January 1, 1994...............................................   F-5
Consolidated Statements of Shareholders' (Deficit) Equity for the Years Ended
  December 28, 1991, December 26, 1992 and January 1, 1994............................   F-6
Consolidated Statements of Cash Flows for the Years Ended December 28, 1991,
  December 26, 1992 and January 1, 1994...............................................   F-7
Notes to Consolidated Financial Statements for the Years Ended December 28, 1991,
  December 26, 1992 and January 1, 1994...............................................   F-8
Schedule II -- Amounts Receivable from Related Parties and Underwriters, Promoters and
  Employees other than Related Parties for the Years Ended December 28, 1991,
  December 26, 1992 and January 1, 1994...............................................   S-1
Schedule VIII -- Valuation and Qualifying Accounts for the Years Ended December 28,
  1991, December 26, 1992 and January 1, 1994.........................................   S-2

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Hanover Direct, Inc.:

     We have audited the accompanying consolidated balance sheets of Hanover Direct, Inc. (a Delaware corporation) (successor to The Horn & Hardart Company, see Note 1 to the Consolidated Financial Statements) and subsidiaries as of December 26, 1992 and January 1, 1994, and the related consolidated statements of income (loss), shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended January 1, 1994. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules referred to below based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Direct, Inc. and subsidiaries as of December 26, 1992 and January 1, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1994 in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 10 to the Consolidated Financial Statements, effective December 29, 1991 the Company changed its method of accounting for income taxes.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to financial statement schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN & CO.

New York, New York
February 28, 1994

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  AS OF DECEMBER 26, 1992 AND JANUARY 1, 1994


                                                                     DECEMBER 26,       JANUARY 1,
                                                                         1992              1994
                                                                     ------------       ----------
                                                                            (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents........................................    $  2,553          $   2,583
  Accounts receivable, net of allowance for doubtful accounts
     of $2,892 in 1992 and $2,509 in 1993..........................      22,840             19,043
  Inventories......................................................      58,270             80,429
  Deferred tax asset, net..........................................       2,800              2,975
  Prepaid catalog costs............................................      18,277             25,571
  Other current assets.............................................       2,058              2,374
                                                                     ------------       ----------
          Total Current Assets.....................................     106,798            132,975
                                                                     ------------       ----------
Property and Equipment, at cost
  Land.............................................................         205              1,171
  Buildings and building improvements..............................       4,462              7,862
  Leasehold improvements...........................................       5,696              6,242
  Furniture, fixtures and equipment................................      16,309             22,551
  Construction in progress.........................................          --              5,434
                                                                     ------------       ----------
                                                                         26,672             43,260
  Accumulated depreciation and amortization........................     (15,761)           (18,341)
                                                                     ------------       ----------
          Net Property and Equipment...............................      10,911             24,919
                                                                     ------------       ----------
Excess of Cost Over Net Assets of Acquired Businesses, net.........       8,710             18,463
Deferred Tax Asset, net............................................       7,200              7,656
Other Assets, net..................................................         733              4,825
                                                                     ------------       ----------
          Total Assets.............................................    $134,352          $ 188,838
                                                                     ------------       ----------
                                                                     ------------       ----------


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                  AS OF DECEMBER 26, 1992 AND JANUARY 1, 1994


                                                                       DECEMBER 26,     JANUARY 1,
                                                                           1992            1994
                                                                       ------------     ----------
                                                                       (IN THOUSANDS, EXCEPT SHARE
                                                                       AND PER SHARE AMOUNTS)
                          LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current Liabilities:
  Current portion of long-term debt and capital lease obligations....    $     73        $   2,024
  Accounts payable...................................................      49,741           78,905
  Dividends payable..................................................          --              886
  Accrued liabilities................................................      21,363           20,653
  Customer prepayments and credits...................................       4,055            5,031
                                                                       ------------     ----------
          Total Current Liabilities..................................      75,232          107,499
                                                                       ------------     ----------
Noncurrent Liabilities:
  Long-term debt.....................................................      43,184           32,313
  Capital lease obligations..........................................         105            1,823
  Other..............................................................       2,747            1,335
                                                                       ------------     ----------
          Total Noncurrent Liabilities...............................      46,036           35,471
                                                                       ------------     ----------
          Total Liabilities..........................................     121,268          142,970
                                                                       ------------     ----------
Commitments and Contingencies
  Preferred Stock:
  7.5% cumulative, convertible, $.01 par value, authorized 861,900
     shares; issued 529,114 shares in 1992...........................       6,526               --
  Class B 8% cumulative, convertible, $.01 par value, authorized and
     issued 40,000 shares in 1992....................................      26,316               --
                                                                       ------------     ----------
          Total Preferred Stock......................................      32,842               --
                                                                       ------------     ----------
Shareholders' (Deficit) Equity:
  6% Preferred Stock, convertible, $10 stated value, authorized
     5,000,000 shares; issued 234,900 shares in 1993.................          --            2,378
  Class B Common Stock, $.01 par value, authorized and issued
     12,270,503 shares in 1992.......................................         123               --
  Common Stock, $.66 2/3 par value, authorized 150,000,000 shares;
     issued 58,154,584 shares in 1992 and 83,136,542 shares in
     1993............................................................      38,774           55,423
  Capital in excess of par value.....................................     178,149          209,834
  Accumulated deficit................................................    (229,049)        (215,805)
                                                                       ------------     ----------
                                                                          (12,003)          51,830
Less:
  Treasury stock, at cost (2,169,713 shares in 1992
     and 1,120,032 shares in 1993)...................................      (7,170)          (3,130)
  Notes receivable from sale of Common Stock.........................          --           (1,774)
  Deferred compensation..............................................        (585)          (1,058)
                                                                       ------------     ----------
  Shareholders' (Deficit) Equity.....................................     (19,758)          45,868
                                                                       ------------     ----------
          Total Liabilities and Shareholders' (Deficit) Equity.......    $134,352        $ 188,838
                                                                       ------------     ----------
                                                                       ------------     ----------


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
  FOR THE YEARS ENDED DECEMBER 28, 1991, DECEMBER 26, 1992 AND JANUARY 1, 1994

                                                                   1991       1992       1993
                                                                 --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER
                                                                         SHARE AMOUNTS)
REVENUES.......................................................  $623,650   $586,562   $642,511
                                                                 --------   --------   --------
Operating costs and expenses:
  Cost of sales and operating expenses.........................   409,098    381,716    408,387
  Selling expenses.............................................   174,401    138,494    157,811
  General and administrative expenses..........................    57,329     51,950     57,237
  Restructuring expenses.......................................     8,900         --         --
                                                                 --------   --------   --------
                                                                  649,728    572,160    623,435
                                                                 --------   --------   --------
INCOME (LOSS) FROM OPERATIONS..................................   (26,078)    14,402     19,076
  Interest expense.............................................   (20,525)   (13,379)    (4,925)
  Interest income..............................................     2,184        244      2,168
  Other income (expense).......................................    (6,437)        --        888
                                                                 --------   --------   --------
Income (loss) from continuing operations before income taxes...   (50,856)     1,267     17,207
Income tax provision (benefit).................................       225        219       (130)
                                                                 --------   --------   --------
INCOME (LOSS) FROM CONTINUING OPERATIONS.......................   (51,081)     1,048     17,337
Provision for loss on disposal of discontinued operations......   (21,119)        --         --
                                                                 --------   --------   --------
Income (loss) before extraordinary items and cumulative effect
  of accounting change.........................................   (72,200)     1,048     17,337
Extraordinary items............................................     6,915      9,201         --
Cumulative effect of accounting change for income taxes........        --     10,000         --
                                                                 --------   --------   --------
NET INCOME (LOSS)..............................................   (65,285)    20,249     17,337
Preferred stock dividends......................................      (466)    (3,197)    (4,093)
                                                                 --------   --------   --------
Net income (loss) applicable to Common Shareholders............  $(65,751)  $ 17,052   $ 13,244
                                                                 --------   --------   --------
                                                                 --------   --------   --------
Net income (loss) per share:
  Income (loss) from continuing operations.....................  $  (3.16)  $  (0.06)  $   0.17
  (Loss) from discontinued operations..........................     (1.30)        --         --
                                                                 --------   --------   --------
  Income (loss) before extraordinary items and cumulative
     effect of accounting change...............................     (4.46)     (0.06)      0.17
Extraordinary items............................................      0.43       0.24         --
Cumulative effect of accounting change for income taxes........        --       0.26         --
                                                                 --------   --------   --------
Net income (loss) per share....................................  $  (4.03)  $   0.44   $   0.17
                                                                 --------   --------   --------
                                                                 --------   --------   --------

                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

  FOR THE YEARS ENDED DECEMBER 28, 1991, DECEMBER 26, 1992 AND JANUARY 1, 1994

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                               PREFERRED STOCK
                                                  CLASS B 8%        PREFERRED STOCK     PREFERRED STOCK    CLASS B COMMON STOCK
                                                  CUMULATIVE        7.5% CUMULATIVE      SERIES A, 6.0%       $.01 PAR VALUE
                                              ------------------   ------------------   ----------------   --------------------
                                              SHARES     AMOUNT     SHARES    AMOUNT    SHARES    AMOUNT     SHARES      AMOUNT
                                              -------   --------   --------   -------   -------   ------   -----------   ------
BALANCE AT DECEMBER 29, 1990................        0   $      0          0   $     0         0   $   0              0    $  0
Net loss....................................
Issuance of warrants........................
Executive employment contracts..............
Shares to 401k savings plan.................
Payment on notes receivable.................
Issuance of Class B Common Stock............                                                                13,333,334     133
Amortization of deferred compensation.......
Termination of Employee Stock Ownership
 Plan.......................................
                                              -------   --------   --------   -------   -------   ------   -----------   ------
BALANCE AT DECEMBER 28, 1991................        0   $      0          0   $     0         0   $   0     13,333,334    $133
Net income..................................
Issuance of Common Stock to and redemption
 of Class B Common Stock by NAR.............                                                               (13,333,334)   (133)
Issuance of Class B Common Stock............                                                                12,270,503     123
Amortization of deferred compensation.......
Issuance of Common Stock in connection with
 Rights Offering............................
14% Exchange Offer..........................
7 1/2% Exchange Offer.......................
Stock Dividend to NAR.......................
Issuance of Common Stock....................
Transfer of ESOP shares to treasury.........
                                              -------   --------   --------   -------   -------   ------   -----------   ------
BALANCE AT DECEMBER 26, 1992................        0   $      0          0   $     0         0   $   0     12,270,503    $123
Net income..................................
Mergers of H&H & THC into
 Hanover Direct, Inc........................   40,000     25,516    569,532     7,158
Exchange of Class B 8% Preferred and Common
 Stock......................................  (40,000)   (25,516)                                          (12,270,503)   (123)
Conversion of 7.5% Preferred Stock..........                       (569,532)   (7,158)
Issuance of Preferred Stock.................                                            234,900   2,342
Stock dividends.............................                                                         36
Amortization of deferred compensation.......
Issuance of Common Stock....................
                                              -------   --------   --------   -------   -------   ------   -----------   ------
BALANCE AT JANUARY 1, 1994..................        0   $      0          0   $     0   234,900   $2,378             0    $  0
                                              -------   --------   --------   -------   -------   ------   -----------   ------
                                              -------   --------   --------   -------   -------   ------   -----------   ------


                                                                                                                       NOTES
                                                  COMMON STOCK        CAPITAL                                        RECEIVABLE
                                               $.66 2/3 PAR VALUE    IN EXCESS                  TREASURY STOCK       FROM SALE
                                              --------------------    OF PAR      ACCUM.     ---------------------   OF COMMON
                                                SHARES     AMOUNT      VALUE     (DEFICIT)     SHARES      AMOUNT      STOCK
                                              ----------   -------   ---------   ---------   ----------   --------   ---------
BALANCE AT DECEMBER 29, 1990................  14,812,863   $ 9,874   $ 124,228   $(180,350)    (900,943)  $ (7,865)   $  (270)
Net loss....................................                                       (65,751)
Issuance of warrants........................                             3,286
Executive employment contracts..............   1,281,458       854       6,287               (1,281,458)    (3,845)
Shares to 401k savings plan.................                               (56)                  12,502        109
Payment on notes receivable.................                                                                              270
Issuance of Class B Common Stock............                             1,867
Amortization of deferred compensation.......
Termination of Employee Stock Ownership
 Plan.......................................
                                              ----------   -------   ---------   ---------   ----------   --------   ---------
BALANCE AT DECEMBER 28, 1991................  16,094,321   $10,728   $ 135,612   $(246,101)  (2,169,899)  $(11,601)   $     0
Net income..................................                                        17,052
Issuance of Common Stock to and redemption
 of Class B Common Stock by NAR.............  20,000,000    13,334      24,146
Issuance of Class B Common Stock............                               410
Amortization of deferred compensation.......
Issuance of Common Stock in connection with
 Rights Offering............................  14,396,798     9,603      11,086
14% Exchange Offer..........................   4,099,625     2,733       5,123
7 1/2% Exchange Offer.......................   3,448,840     2,299       5,773                   45,006        393
Stock Dividend to NAR.......................                            (3,764)                 601,233      5,249
Issuance of Common Stock....................     115,000        77        (237)
Transfer of ESOP shares to treasury.........                                                   (646,053)    (1,211)
                                              ----------   -------   ---------   ---------   ----------   --------   ---------
BALANCE AT DECEMBER 26, 1992................  58,154,584   $38,774   $ 178,149   $(229,049)  (2,169,713)  $ (7,170)   $     0
Net income..................................                                        13,244
Mergers of H&H & THC into
 Hanover Direct, Inc........................
Exchange of Class B 8% Preferred and Common
 Stock......................................  18,937,169    12,625      13,014
Conversion of 7.5% Preferred Stock..........   2,278,128     1,519       5,639
Issuance of Preferred Stock.................
Stock dividends.............................                              (438)                 684,890      2,946
Amortization of deferred compensation.......
Issuance of Common Stock....................   3,766,661     2,505      13,470                  364,791      1,094     (1,774)
                                              ----------   -------   ---------   ---------   ----------   --------   ---------
BALANCE AT JANUARY 1, 1994..................  83,136,542   $55,423   $ 209,834   $(215,805)  (1,120,032)  $ (3,130)   $(1,774)
                                              ----------   -------   ---------   ---------   ----------   --------   ---------
                                              ----------   -------   ---------   ---------   ----------   --------   ---------


                                              DEFERRED
                                               COMP.       TOTAL
                                              --------   ---------
BALANCE AT DECEMBER 29, 1990................  $ (7,101)  $ (61,484)
Net loss....................................               (65,751)
Issuance of warrants........................                 3,286
Executive employment contracts..............    (1,297)      1,999
Shares to 401k savings plan.................                    53
Payment on notes receivable.................                   270
Issuance of Class B Common Stock............                 2,000
Amortization of deferred compensation.......     1,145       1,145
Termination of Employee Stock Ownership
 Plan.......................................     4,850       4,850
                                              --------   ---------
BALANCE AT DECEMBER 28, 1991................  $ (2,403)  $(113,632)
Net income..................................                17,052
Issuance of Common Stock to and redemption
 of Class B Common Stock by NAR.............                37,347
Issuance of Class B Common Stock............                   533
Amortization of deferred compensation.......       607         607
Issuance of Common Stock in connection with
 Rights Offering............................                20,689
14% Exchange Offer..........................                 7,856
7 1/2% Exchange Offer.......................                 8,465
Stock Dividend to NAR.......................                 1,485
Issuance of Common Stock....................                  (160)
Transfer of ESOP shares to treasury.........     1,211           0
                                              --------   ---------
BALANCE AT DECEMBER 26, 1992................  $   (585)  $ (19,758)
Net income..................................                13,244
Mergers of H&H & THC into
 Hanover Direct, Inc........................                32,674
Exchange of Class B 8% Preferred and Common
 Stock......................................                     0
Conversion of 7.5% Preferred Stock..........                     0
Issuance of Preferred Stock.................                 2,342
Stock dividends.............................                 2,544
Amortization of deferred compensation.......       599         599
Issuance of Common Stock....................    (1,072)     14,223
                                              --------   ---------
BALANCE AT JANUARY 1, 1994..................  $ (1,058)  $  45,868
                                              --------   ---------
                                              --------   ---------


                 See Notes to Consolidated Financial Statements

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED DECEMBER 28, 1991, DECEMBER 26, 1992 AND JANUARY 1, 1994



                                                                         1991         1992         1993
                                                                       --------     --------     --------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................................................  $(65,285)    $ 20,249     $ 17,337
Adjustments to reconcile net income (loss) to net cash provided
  (used) by operating activities:
  Depreciation and amortization......................................    11,568        5,188        4,122
  Noncash portion of loss provision..................................    19,516           --           --
  Noncash portion of extraordinary gains.............................    (6,915)      (9,201)          --
  Noncash portion of cumulative effect of an accounting change.......        --      (10,000)          --
  Noncash portion of ESOP termination................................     4,734           --           --
  Noncash portion of contract settlement.............................     2,652           --           --
  Deferred taxes.....................................................        --           --         (631)
  Other, net.........................................................       216          368          (33)
Changes in assets and liabilities, net of effects of acquired businesses and dispositions of assets:
  Payment for repurchase of mail order customer receivables..........        --      (35,301)          --
  Net proceeds from sale of mail order customer receivables..........    11,332       37,008           --
  Accounts receivable, net...........................................    (4,427)      13,321        8,907
  Inventories........................................................    10,662       (9,854)     (12,081)
  Prepaid catalog costs..............................................    12,606        9,470       (5,305)
  Other current assets...............................................     3,254         (671)         282
  Accounts payable...................................................   (23,937)     (17,292)      24,530
  Accrued liabilities................................................    (9,811)     (12,821)     (10,650)
  Dividend payable...................................................        --           --          886
  Customer prepayments and credits...................................        --       (3,508)         684
                                                                       --------     --------     --------
Net cash provided (used) by operating activities.....................   (33,835)     (13,044)      28,048
                                                                       --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease in restricted cash........................................       557        5,765           --
  Acquisitions of property and equipment.............................    (1,320)      (1,431)      (4,239)
  Purchase of businesses.............................................        --           --         (100)
  Net proceeds from sales of property................................     3,025       17,256           --
  Other, net.........................................................      (647)          --         (313)
                                                                       --------     --------     --------
Net cash provided (used) by investing activities.....................     1,615       21,590       (4,652)
                                                                       --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net payments under revolving credit facility.......................  $     --     $     --     $(20,965)
  Proceeds from issuance of debt.....................................    21,602        9,583       20,000
  Net proceeds from issuance of Preferred Stock and Class B Common
    Stock............................................................    29,281       27,533           --
  Payments of long-term debt and capital lease obligations...........   (18,060)     (68,720)     (19,856)
  Proceeds from Rights Offering......................................        --       19,748           --
  Cash dividends paid................................................        --           --         (890)
  Payment of debenture issuance costs................................    (2,665)        (825)          --
  Payment of debt issuance costs.....................................        --           --       (1,560)
  Loan to ESOP.......................................................    (1,050)          --           --
  Proceeds from issuance of Common Stock.............................        --           --          912
  Other, net.........................................................    (1,593)          --       (1,007)
                                                                       --------     --------     --------
Net cash provided (used) by financing activities.....................    27,515      (12,681)     (23,366)
                                                                       --------     --------     --------
Net increase (decrease) in cash and cash equivalents.................    (4,705)      (4,135)          30
Cash and cash equivalents at the beginning of the year...............    11,393        6,688        2,553
                                                                       --------     --------     --------
Cash and cash equivalents at end of the year.........................  $  6,688     $  2,553     $  2,583
                                                                       --------     --------     --------
                                                                       --------     --------     --------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid......................................................  $ 21,325     $ 12,547     $  4,883
  Income taxes paid..................................................       755          226           71
  Issuance of warrants...............................................     3,286           --           --


                See Notes to Consolidated Financial Statements.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  FOR THE YEARS ENDED DECEMBER 28, 1991, DECEMBER 26, 1992 AND JANUARY 1, 1994


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Merger -- Hanover Direct, Inc. ("HDI") was formed in connection with the September 8, 1993 merger (the "Merger") involving HDI, The Horn & Hardart Company ("H&H") and The Hanover Companies ("THC"), a wholly-owned subsidiary of H&H. The Merger consisted of the merger of H&H into HDI, followed by the merger of THC into HDI. The purpose of the Merger was to create a single corporation to replace the then-existing two-tier structure whereby H&H and THC were both subject to the filing requirements of Section 13 of the Securities Exchange Act of 1934, as amended. The financial statements of THC had previously been included in the consolidated financial statements of H&H.


     The Merger was consummated by (i) the exchange to holders of shares of H&H Common Stock shares of HDI Common Stock, (ii) the exchange to holders of shares of THC 7.5% Preferred Stock shares of HDI's 7.5% Preferred Stock, and (iii) the exchange to holders of shares of THC Class B Preferred Stock shares of HDI's Class B Preferred Stock, each such distribution being on a one-for-one-basis.


     The Merger was accounted for similarly to a pooling-of-interests and, accordingly, HDI's Consolidated Financial Statements include the results of H&H and THC for all applicable periods presented.

     Principles of Consolidation -- The Consolidated Financial Statements include the accounts of HDI and all subsidiaries (the "Company"). Intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

     Fiscal Year -- The Company operates on a 52/53 week fiscal year. The years ended December 28, 1991 and December 26, 1992 were 52 week years. The year ended January 1, 1994 was a 53 week year.

     Inventories -- Inventories consist principally of merchandise held for resale and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     Prepaid Catalog Costs -- Costs related to mail order catalogs and promotional material are amortized over their estimated productive lives, based on projected net shipments, not exceeding six months.

     Depreciation and Amortization -- Depreciation and amortization of property and equipment are provided on the straight-line method at rates based on the lesser of the estimated useful lives of the assets or terms of leases as follows: buildings and building improvements, 30 years; furniture, fixtures and equipment, 3-10 years; and leasehold improvements, over the terms of the related leases. Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

     Construction in Progress -- Construction in progress includes the costs to upgrade the Company's management information systems. These costs will be depreciated and amortized over five years or the life of any leases, whichever is shorter, and depreciation will commence when the assets are placed in service. The Company capitalized $5.3 million of such costs as of January 1, 1994.

     Excess of Cost Over Net Assets of Acquired Businesses -- Excess of cost over the net assets of acquired businesses is being amortized on a straight-line basis over periods up to forty years. Accumulated amortization was $3,458,000 and $3,878,000 at December 26, 1992 and January 1, 1994, respectively.

     Mailing Lists -- The costs of acquired mailing lists are amortized over a five year period. Mailing lists, included in Other Assets, amounted to $89,000 and $2,274,000 at December 26, 1992 and January 1, 1994, respectively, and are carried net of accumulated amortization of $6,020,000 and $6,295,000, respectively.

     Change in Accounting for Income Taxes -- Effective December 29, 1991 (beginning of fiscal year 1992), the Company adopted Statement of Financial Accounting Standards No. 109 -- Accounting for Income Taxes ("SFAS 109"). This standard requires, among other things, recognition of future tax benefits, measured by enacted rates, attributable to deductible temporary differences between financial statement and income tax

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
bases of assets and liabilities and to tax net operating loss carryforwards, to the extent that realization of such benefits is "more likely than not".

     Cash and Cash Equivalents -- For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid temporary investments with an original maturity of less than ninety days as cash equivalents.


     Net Income (Loss) Per Share -- Net income (loss) per share was computed using the weighted average number of common shares outstanding. The weighted average number of shares used in the calculation for both primary and fully diluted net income (loss) per share in 1991 and 1992 were 16,287,723 and 38,467,015 shares, respectively. For 1993 the weighted average number of shares for primary and fully diluted net income (loss) per share were 75,625,330 and 77,064,131 shares, respectively. Common share equivalents for purposes of net income (loss) per share are stock options and warrants.


     Supplemental Earnings Per Share -- Assuming that the rights offering and exchange offers discussed in Notes 2 and 7 had been consummated at the beginning of fiscal year 1992, the weighted average number of shares outstanding would have been 68,795,471, and earnings per share for 1992 would have been as follows:

     Income from continuing operations.................................$.09
     Net income........................................................$.37

     The supplemental earnings per share was calculated assuming that the Company eliminated $9 million of interest on the debt that was retired and the Company incurred additional dividends on $.8 million on the preferred stock.

     Assuming that the conversions of the 7.5% Preferred Stock and the exchange of the Class B 8% Preferred Stock and the Class B Common Stock had been consummated at the beginning of fiscal year 1993, the weighted average number of shares outstanding for primary and fully diluted earnings per share would have been 84,408,807 and 85,847,608 and earnings per share would have been $.21 and $.20, respectively. This supplemental earnings per share calculation assumes that the Company eliminated $4.1 million of preferred stock dividends.

     Supplemental Disclosure of Noncash Activities

                                                                         1992       1993
                                                                        -------   --------
                                                                          (IN THOUSANDS)
    Exchange of THC 8% Cumulative Preferred Stock and issuance of
      20,000,000 shares of Common Stock...............................  $35,847   $     --
                                                                        -------   --------
                                                                        -------   --------
    Exchange of 14% Senior Subordinated Debentures for Common Stock
      and THC 7.5% Preferred Stock....................................  $18,575   $     --
                                                                        -------   --------
                                                                        -------   --------
    Exchange of 7 1/2% Convertible Subordinated Debentures for Common
      Stock and THC 7.5% Preferred Stock..............................  $11,900   $     --
                                                                        -------   --------
                                                                        -------   --------
    Dividend on 7.5% Preferred Stock paid-in-kind.....................  $    --   $    610
                                                                        -------   --------
                                                                        -------   --------
    Dividend on Class B 8% Preferred Stock paid in Common Stock.......  $    --   $  2,508
                                                                        -------   --------
                                                                        -------   --------
    Exchange of 8.0% Class B Preferred Stock for Common Stock.........  $    --   $ 25,516
                                                                        -------   --------
                                                                        -------   --------
    Exchange of Class B Common Stock for Common Stock.................  $    --   $    123
                                                                        -------   --------
                                                                        -------   --------
    Exchange of 7.5% Convertible Preferred Stock for Common Stock.....  $    --   $  7,158
                                                                        -------   --------
                                                                        -------   --------
    Issuance of 6.0% Preferred Stock..................................  $    --   $  2,342
                                                                        -------   --------
                                                                        -------   --------
    Capital Lease Obligations.........................................  $    --   $  2,541
                                                                        -------   --------
                                                                        -------   --------
    Issuance of Common Stock for notes receivable.....................  $    --   $  1,915
                                                                        -------   --------
                                                                        -------   --------

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

                                                                         1992       1993
                                                                        -------   --------
                                                                          (IN THOUSANDS)
    Acquisition of businesses:
      Fair value of assets acquired...................................            $ 38,578
      Fair value of liabilities assumed...............................             (26,180)
      Common stock issued.............................................             (12,298)
                                                                                  --------
      Net cash paid...................................................            $    100
                                                                                  --------
                                                                                  --------

     There were no significant noncash activities in 1991.

2. TRANSACTIONS WITH NAR GROUP LIMITED

     On October 25, 1991 the Company's shareholders approved several transactions among the Company, THC and NAR Group Limited ("NAR") pursuant to which NAR acquired 13,333,334 shares of Class B Common Stock of the Company and 40,000 shares of 8% Cumulative Preferred Stock of THC (the "Hanover Preferred Stock"), for an aggregate purchase price of $40 million. The purchase price was paid by the surrender by NAR of $15.1 million principal amount of the Company's 7 1/2% Convertible Subordinated Debentures due March 1, 2007 (valued under the Purchase Agreement at $7.5 million) plus $31.3 million in cash (representing the difference between $32.5 million and the sum of (i) accrued interest on the debentures and (ii) $1 million of reimbursable expenses payable to NAR under the stock purchase agreement). NAR also received warrants to purchase 1,210,901 shares of the Company's Common Stock at exercise prices ranging from $4.00 to $5.25 per share and expiring in five years. The exercise prices were subsequently adjusted to prices ranging from $2.19 to $2.42 per share in accordance with the anti-dilution provisions of the warrant agreements.

     The Company entered into this transaction in July 1991, expecting that this transaction would close by September 30, 1991 so it could apply the proceeds to repay an interim borrowing which matured on the same date. Unforeseeable delays prevented the Company from obtaining required consents from certain creditors which were conditions to closing the transactions. As a result of these delays, the Company was required to satisfy the maturing interim borrowing out of working capital. Using working capital to satisfy these borrowings caused increased strain on the Company's already poor cash flow which further strained its relationship with its vendors. The Company closed the above transactions on October 25, 1991 and received an equity infusion of approximately $40 million. A working capital line of credit of approximately $30 million had previously been made available to the Company by a subsidiary of NAR. Although the Company believed that the resulting capital provided to it would be sufficient to return the Company to profitability and enable the Company to pay off $46.1 million of debt that was due in October 1992, it became apparent thereafter, that due to the Company's high debt service requirements and other operational difficulties, it still did not possess the sufficient liquidity to obtain the necessary merchandise on a timely basis. The Company, therefore, required additional capital to permit it to maintain satisfactory credit relations with its vendors and other trade creditors, as well as to satisfy the debt that was due in October 1992.

     The stock purchase agreement had granted NAR an option to cause the Company to conduct a rights offering in the event that the Company did not achieve certain earnings in the fourth quarter of 1991. In the event that NAR exercised that option it would have been committed to purchase any shares of Common Stock not subscribed for in such Rights Offering by the Company's other shareholders. Thus, it appeared to the Company that the most likely source of additional capital was NAR. Because the Company had a significant loss in the fourth quarter of 1991, in December 1991 NAR indicated to the Company that it would not exercise its option to cause the Company to conduct a Rights Offering but indicated that it would be willing to make an additional equity investment in the Company on terms other than those contemplated by the agreement.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     In July 1992, the Company and NAR entered into a Definitive Agreement, the terms of which were subsequently approved by the Company's shareholders on September 23, 1992, at which time the following transactions were consummated:

     - NAR exchanged its 40,000 shares of the Hanover Preferred Stock and 13,333,334 shares of the Class B Common Stock for 20 million shares of Common Stock of the Company.

     - NAR purchased 12,270,503 shares of the Company's Class B Common Stock and 40,000 shares of a newly-created Class B 8% Cumulative Preferred Stock (the "Class B Preferred Stock"), for an aggregate purchase price of $28.4 million. Pursuant to the terms of the Preferred Stock, the Company had the right to require the exchange of the Hanover Preferred Stock and the Class B Common Stock into 18,937,169 shares of Common Stock at any time after the date on which the per-share closing price had been greater than $6.00 for 20 consecutive trading days.


     - The Company conducted a rights offering (the "Rights Offering") in which the Company's shareholders (other than NAR) subscribed to 7,636,905 shares of Common Stock at $1.50 per share for an aggregate of $11.5 million. NAR purchased the remaining 6,759,893 shares not subscribed for $1.50 per share for an aggregate of approximately $10 million. NAR received a standby commitment fee of $177,000 and an underwriting fee of $405,000 representing 4% of the offering price of all shares it purchased that were not purchased by other shareholders in the Rights Offering.


     On January 1, 1994, the Company exercised its right to require the exchange of 40,000 shares of the Class B Preferred Stock and 12,270,503 shares of the Class B Common Stock into 18,937,169 shares of Common Stock.

3. ACQUISITIONS

  Gump's

     In July 1993, the Company acquired substantially all of the mail order and retail assets of Gump's, Inc. ("Gump's"). Gump's is an upscale catalog marketer of exclusive gifts and the legendary San Francisco retailer. The consideration given for the assets acquired was $13.2 million and consisted of $6.9 million in cash and 1,327,330 shares of Common Stock valued at $4.78 per share or $6.3 million. The $6.9 million of cash used for the purchase of the assets was comprised of (i) proceeds of the sale of Gump's accounts receivable aggregating $2.8 million; (ii) $2.6 million of Gump's cash acquired by the Company as part of the assets acquired; and (iii) $1.5 million of additional credit under the Company's revolving credit facility, as amended.

     In connection with the above transaction, the Company amended its agreement with General Electric Capital Corp. ("GECC") for the sale and servicing of accounts receivable to include the Gump's accounts receivable under its $75 million facility. The Company also amended its revolving credit facility to increase the maximum credit available by $5 million for Gump's and to include two wholly-owned subsidiaries of the Company as borrowers under the revolving credit facility.

  The Company Store

     In August 1993, the Company acquired certain assets of Company Store Holdings, Inc. ("CSH"), The Company Store, Inc., Scandia Down Corporation and Southern California Comfort Corporations (collectively, "The Company Store"). The Company Store is a direct marketer of down comforters, other down products and home furnishings.

     The consideration given for the assets acquired was $7 million and consisted of (i) 516,824 shares of the Company's Common Stock, valued at $4.64 per share, or $2.4 million, and (ii) two promissory notes in the aggregate principal amount of $1.1 million issued by a subsidiary of the Company, with interest thereon at six percent (6%) per annum due on October 31, 1994 and $3.5 million principal amount of secured notes issued

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
by certain subsidiaries of the Company with interest thereon at six percent (6%) per annum, with principal and interest payments payable monthly on a fifteen year amortization, with the remaining balance due and payable on August 31, 1998.

     In October 1993, the Company amended its revolving credit facility to increase the maximum credit available by $5 million for The Company Store and to include The Company Store as a borrower under the facility.

  Tweeds

     In September 1993, the Company acquired all of the outstanding shares of Tweeds, Inc. Tweeds is a well-known European-inspired women's fashion catalog.

     The purchase price was $8.8 million and consisted of: (i) $.1 million in cash; (ii) 771,774 shares of the Company's Common Stock, valued at $4.60 per share, or $3.6 million and (iii) the assumption of $5.1 million of liabilities. In October 1993, the Company amended its revolving credit facility to increase its maximum credit available by $2.5 million for Tweeds and to include Tweeds as a borrower under the facility.

  Accounting for Acquisitions

     The acquisitions of Gump's, The Company Store and Tweeds have been accounted for using the purchase method of accounting with an estimated excess of cost over net assets of acquired businesses of approximately $10.2 million recorded, based upon the fair values of the assets acquired and liabilities assumed. In addition, the Company recorded $2.5 million representing the fair value of acquired mailing lists. The operating results of the acquired companies are included in consolidated net income from their respective dates of acquisition.


     The following represents the unaudited pro forma results of operations for the years ended December 26, 1992 and January 1, 1994 as if these three acquisitions had occurred at the beginning of fiscal years 1992 and 1993 (in thousands except per share amounts):



                                                                          (UNAUDITED)
                                                                       1992         1993
                                                                     --------     --------
    Revenues.......................................................  $733,454     $723,749
                                                                     --------     --------
                                                                     --------     --------
    Income (loss) before extraordinary items and cumulative effect
      of accounting change for income taxes........................  $ (3,720)    $ 10,160
                                                                     --------     --------
                                                                     --------     --------
    Net income applicable to Common Shareholders...................  $ 12,284     $  6,067
                                                                     --------     --------
                                                                     --------     --------
    Per Share:
      Income (loss) per share before extraordinary items and
         cumulative effect of accounting change for income taxes...  $   (.17)    $    .08
    Extraordinary items............................................       .23           --
    Cumulative effect of accounting change for income taxes........       .24           --
                                                                     --------     --------
    Net income.....................................................  $    .30     $    .08
                                                                     --------     --------
                                                                     --------     --------


     The pro forma information does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

  The Safety Zone



     In September 1993, the Company acquired 20% of the outstanding common stock of Aegis Safety Holdings, Inc. ("Aegis"), a direct marketer of safety and anti-hazard products through The Safety Zone catalog. The consideration for the investment was the provision by the Company of certain catalog fulfillment and financial services to Aegis at the Company's cost until August 1998, subject to certain early termination provisions. The Company also acquired an option to purchase an additional 460,714 shares at $7.00 per share, subject to anti-dilution provisions which would increase its ownership to 50% of Aegis common stock. This option expires at the end of 1996. Aegis has an option to require the Company to acquire all of Aegis' then outstanding stock after December 31, 1998 if the Company has exercised its option and certain other conditions have been satisfied. The Company has agreed to extend a secured working capital line of up to $1 million to Aegis in 1994. Aegis had approximately $9 million in net sales for the eleven months ended January 1, 1994.


  Boston Publishing Company


     In February 1994, the Company entered into an agreement with Boston Publishing Company, Inc. ("BPC") whereby the Company acquired a 20% equity interest in BPC and agreed to provide certain catalog related services to the Boston based publisher. The Company will also provide BPC with a secured three-year revolving credit facility of up to $3 million, a secured $.75 million short-term loan, and a $.5 million five year convertible note. The note is convertible into equity representing approximately 4% of BPC. The Company also acquired an option to acquire an additional 1,536,345 shares at $2.08 per share subject to anti-dilution provisions which would increase its ownership to 50% in BPC. The BPC shareholders will have the right to require the Company to purchase their shares in fiscal year 1997 under certain circumstances.



     BPC publishes the Museum Collections catalog featuring unique, well-valued museum replicas, reproductions and adaptations; and the Finishing Touches catalog, featuring decorative merchandise for the home. BPC had approximately $12 million (unaudited) in revenues in 1993.



     The investments in Aegis and BPC are accounted for by the equity method of accounting.



4.  SEARS LICENSING AGREEMENT



     In January 1994, the Company entered into a licensing agreement (the "Sears Agreement") with the direct marketing subsidiary of Sears Roebuck and Co. ("Sears"), to produce specialty catalogs for customers of the recently discontinued Sears catalog. The specialty catalogs include: Show Place, based on the Domestications catalog, Great Kitchens, based on the Colonial Garden Kitchens catalog, and Beautiful Style, based on the Silhouettes catalog. The Sears Agreement has an initial three-year term and continues thereafter unless terminated by either party. Profits and losses from the venture are to be shared between the parties on an equal basis.


     The Company also issued to Sears a performance warrant to purchase 3.5 million shares of Common Stock in 1999 if the licensed business with Sears has revenues of at least $250 million and earnings before interest and taxes of at least $30 million in 1998. Alternately, Sears will be entitled to purchase 7 million shares of Common Stock in 1999 if the licensed business with Sears has revenues of at least $500 million and earnings before interest and taxes of at least $60 million in 1998. If neither of these goals are achieved, the performance warrant will expire unexercised in 1999. The Company will be required to value the performance warrant at such time as it is deemed to have become measurable for accounting purposes because the required events have become probable or have occurred (which may be prior to the date the warrant is exercisable under the Sears Agreement) (the "Measurement Date"). The value would be the difference, if any, between the closing market price of the Common Stock at the Measurement Date and the exercise price of the

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
performance warrant, multiplied by the applicable number of shares. The value would be amortized from the Measurement Date through 1998 and would be subject to change each reporting period based on the closing market price of the Common Stock as of such reporting date. The warrant exercise price is $10.57 per share. The Company is obligated to meet various operational performance standards and if the Company is unable to meet these standards, Sears would be entitled to terminate the agreement. The Company is also entitled to terminate the agreement in certain circumstances, including if Sears fails to comply with any material provision of the Sears Agreement.

5.  ACCOUNTS RECEIVABLE, NET

     On December 22, 1992, the Company repurchased all receivables then owned by certain trusts ($52.7 million), and concurrently entered into an agreement with an unrelated third party which provides for the sale and servicing of accounts receivable originating from the Company's revolving credit card.

     The Company remains obligated to repurchase uncollectible accounts pursuant to the recourse provisions of the agreement and is required to maintain a specified percentage of all outstanding receivables sold under the program as a deposit with the third party to secure its obligations under the agreement. The Company is required to pay certain servicing fees to the third party and the Company earns the finance charge income that is charged to the accounts.

     The uncollected balances of accounts receivable sold under this program were $51.3 million, of which $15.3 million represents deposits under the agreement and $2.7 million are accounts not purchased under the agreement which are included in Accounts receivable at December 26, 1992. At January 1, 1994, the uncollected balances of accounts receivable under this program were $47.0 million, of which $13.0 million represents deposits under the agreement. The total reserve balance maintained for the repurchase of uncollectible accounts was $5.5 million and $3.1 million at December 26, 1992 and January 1, 1994, respectively, of which $3.5 million and $1.7 million, respectively, are included in Accrued liabilities and the remaining balance is included in the allowance for doubtful accounts.

     Receivables sold under this agreement are considered financial instruments with off-balance sheet risk as defined in Statement of Financial Accounting Standards No. 105.

     Because the Company's sales are primarily made to individual customers located throughout the United States, the Company believes there are no concentrations of credit risks.

6. ACCRUED LIABILITIES

     Accrued liabilities consists of the following (in thousands):

                                                               DECEMBER
                                                                  26,             JANUARY 1,
                                                                 1992                1994
                                                              -----------         ----------
    Compensation............................................  $     3,298          $  3,642
    Interest................................................        1,033               746
    Insurance...............................................        1,434               736
    Reserve for future sales returns........................        3,901             4,911
    Reserve for repurchase of accounts receivable sold with
      recourse..............................................        3,500             1,735
    Net liabilities of discontinued operations..............        4,944               977
    Other...................................................        3,253             7,906
                                                              -----------         ----------
                                                              $    21,363          $ 20,653
                                                              -----------         ----------
                                                              -----------         ----------

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

7. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):


                                                               DECEMBER 26,         JANUARY 1,
                                                                   1992                1994
                                                               ------------         ----------
    Revolving Credit Facility................................    $ 21,195            $    230
    Industrial Revenue Bonds with variable interest rates
      averaging 4.3% in 1992 and 3.7% in 1993 due 2003.......       8,000               8,000
    6% Notes Payable due 1994................................          --               1,100
    6% Mortgage Notes Payable due 1998.......................          --               3,452
    9.25% Senior Subordinated Notes due 1998.................          --              20,000
    7 1/2% Convertible Subordinated Debentures due 2007......         751                 751
    14% Senior Subordinated Debentures.......................         825                  --
    8% Subordinated Notes....................................      12,360                  --
    Other....................................................          76                  56
                                                               ------------         ----------
                                                                   43,207              33,589
    Less current portion.....................................          23               1,276
                                                               ------------         ----------
    Noncurrent portion.......................................    $ 43,184            $ 32,313
                                                               ------------         ----------
                                                               ------------         ----------


  Revolving Credit Facility

     On May 5, 1993, the Company consummated a three-year, $40 million credit facility with a financial institution, replacing the previous facility with Quadrant Capital Corporation ("QCC"), a subsidiary of NAR, that had been entered into in 1991. The new facility (the "Revolving Credit Facility") provides for cash borrowings and letters of credit based on eligible inventory, with a $10 million sublimit for letters of credit. The interest rate on the funds borrowed under the Revolving Credit Facility is the prime rate of Philadelphia National Bank plus two percent per annum. Subsequent to May 5, 1993, the Company amended the Revolving Credit Facility to include Gump's, The Company Store and Tweeds, as borrowers under the agreement and the limit was increased to $52.5 million. The facility is guaranteed by the Company and is secured by inventory and other assets of its principal operating subsidiaries. In addition, a subsidiary of NAR provided a secured limited guarantee of $10 million which allowed the Company to borrow funds in excess of its availability, based on a formula, up to the facility's limit. The guarantee is reduced based upon availability under the agreement and the Company's cash flow, as defined, and accordingly, was reduced by $5.1 million in the fourth quarter of 1993 and will be eliminated in March 1994.

     The loan agreement contains working capital and net worth covenants, debt incurrence restrictions, dividend restrictions, and prepayment penalties.

     The face amount of unexpired documentary letters of credit at December 26, 1992 and January 1, 1994 were $1.7 million and $5.7 million, respectively. In addition, the Company had issued $5.7 million of standby letters of credit at December 26, 1992.

  Industrial Revenue Bonds due 2003

     The Industrial Revenue Bonds are due on December 1, 2003 and are secured by the related assets purchased from the proceeds of the bonds and by an irrevocable letter of credit in the amount of $8.6 million. The obligations are guaranteed by the Company.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

  6% Notes Payable due 1994

     In connection with the purchase of The Company Store, a subsidiary of the Company entered into two secured promissory notes in the aggregate amount of $1.1 million. The promissory notes bear interest at 6% per annum and are due October 31, 1994. The promissory notes are secured by equipment of The Company Store.

  6% Mortgage Notes Payable due 1998


     In connection with the purchase of The Company Store, certain subsidiaries of the Company entered into two secured notes in the aggregate amount of $3.5 million with interest at 6% per annum with principal and interest payments payable monthly on a fifteen year amortization with the remaining balance due on August 31, 1998. The mortgage notes payable are non-recourse notes and are not guaranteed by the Company. The mortgage notes payable are secured by the manufacturing and office facilities of The Company Store.


  9.25% Senior Subordinated Notes due 1998


     On August 17, 1993, the Company issued $20 million of 9.25% Senior Subordinated Notes due 1998 ("9.25% Notes") in a private placement with an insurance company. The Company utilized the funds to retire approximately $14 million of other subordinated debt. Under the terms of the 9.25% Notes, the Company must redeem $6 million without penalty by February 15, 1994, (subsequently amended to May 1, 1994) if the Company has not established or acquired a new distribution facility by such date.


     The 9.25% Notes mature on August 1, 1998 and require quarterly interest payments. The 9.25% Notes require that the Company maintain certain minimum net worth, working capital, debt to earnings and fixed charge coverage ratios. Under the terms of the related Registration Rights Agreement, the Company is required to file a "shelf" registration statement under the Securities Act of 1933, by February 13, 1994 (subsequently extended until March 15, 1994) and use its best effort to cause the registration to be declared effective by June 13, 1994.

  7 1/2% Convertible Subordinated Debentures due 2007

     On September 23, 1992, the Company consummated an exchange offer with holders of these debentures, pursuant to which the Company issued 40,500 shares of its Common Stock and 13,500 shares of 7.5% Preferred Stock (hereinafter defined) in exchange for $540,000 of the debentures that were tendered. This resulted in an extraordinary gain of $.3 million in 1992.


     On November 9, 1992, the Company, with the consent of a majority of holders of these debentures, amended the indenture to allow, for the 30 day period ending on December 4, 1992, holders of the debentures to be able to convert their debentures into Common Stock at a conversion price of $3.33 per share instead of $10.31 per share. As a result, the Company converted approximately $11.4 million of these debentures into 3,408,340 shares of Common Stock and recorded an extraordinary gain of approximately $1.6 million based on the fair market value of the shares issued.


  14% Senior Subordinated Debentures

     In 1992, the Company defaulted with respect to the payment of interest on these debentures. The Company and holders of 75% of the 14% Debentures entered into an exchange agreement (the "14% Exchange Offer") by which such holders would exchange their debentures for a combination of cash and 7.5% Preferred Stock (hereinafter defined) and Common Stock of the Company. On September 23, 1992, the Company consummated the 14% Exchange Offer resulting in the exchange of $23.5 million (of the $24.3 million) of 14% Debentures outstanding for $4.85 million in cash and 4,099,625 shares of its Common

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

Stock and 403,088 shares of 7.5% Cumulative Convertible Preferred Stock ("7.5% Preferred Stock"). A subsidiary of QCC owned and exchanged approximately $1.7 million or 7% of these debentures.

     The Company recorded an extraordinary gain in 1992 of approximately $6.2 million as a result of the 14% Exchange Offer. The gain was calculated based on the cash and the fair market value of the securities issued in exchange for the debt retired, net of approximately $1.3 million in transaction costs. The gain also includes interest that was forgiven as part of the 14% Exchange Offer amounting to approximately $3.7 million.

     The defaulted interest was paid to the remaining bondholders on November 4, 1992 and the Company was no longer in default. On August 17, 1993, the Company paid off the remaining $825,000 of 14% debentures with proceeds from the 9.25% Notes.

  8% Subordinated Notes

     The 8% Subordinated Notes were due on October 15, 1994. They had originally been due in October, 1991, and carried an interest rate of 11%. In connection with the restructuring of the Company's debt obligations in 1991, these notes were partially paid down by $5.0 million, and extended to 1994 with the interest rate lowered to 8%. The Company was required to pay an amount equal to 3% per year if, at final maturity or earlier redemption, NAR's compound annual rate of return on the Company's Common Stock, together with any dividends on the Class B Preferred, had exceeded 20% after adjustment to eliminate general market changes as reflected in movements of the Dow Jones Industrial Average. The Company redeemed all of the outstanding notes at the face amount plus accrued interest on August 17, 1993, with the proceeds of the 9.25% Notes.

  General


     At January 1, 1994, the aggregate annual principal payments required on all long-term debt were as follows (in thousands): 1994 -- $1,276, 1995 -- $161, 1996 -- $437, 1997 -- $181, 1998 -- $22,783 and thereafter $8,751.


8. CAPITAL STOCK


     On September 8, 1993 HDI was formed through a series of mergers involving H&H and THC. The Merger was consummated by (i) the exchange to holders of shares of H&H Common Stock shares of the HDI's Common Stock, (ii) the exchange to holders of shares of THC 7.5% Preferred Stock shares of 7.5% Preferred Stock, and (iii) the exchange to holders of shares of THC Class B Preferred Stock shares of the HDI's Class B Preferred Stock, each such distribution being on a one-for-one-basis.


     On December 13, 1993, the Company converted all of the 7.5% Preferred Stock into 2,278,128 shares of Common Stock. The holders of the 7.5% Preferred Stock were paid all outstanding dividends in cash amounting to $197,000. These shares had been issued in connection with the 1992 7 1/2% Exchange Offer. Each share was convertible into four shares of Common Stock at the time on which the per-share closing price of the Common Stock on the American Stock Exchange exceeded $6.00 for 20 trading days in a consecutive 30 day trading period, which occurred on November 11, 1993.

     On January 1, 1994, 12,270,503 shares of Class B Common Stock and 40,000 shares of Class B Preferred Stock were exchanged into 18,937,169 shares of Common Stock.

     Dividends on the Class B Preferred Stock aggregated $3.3 million in fiscal 1993 and were paid through the issuance of 684,890 shares of Common Stock and $693,000 in cash. The Common Stock issued in connection with these dividends was valued at the average per-share closing price of the Common Stock during the 20 consecutive trading days immediately preceding the date on which the dividends were paid. On

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

January 1, 1994, the Company had accrued dividends payable of $886,000 on the Class B Preferred Stock which were paid in cash on February 22, 1994.


  6% Series A Convertible Preferred Stock



     On December 10, 1993, in connection with the Company's acquisition of Tweeds, the Company entered into an exchange agreement with a major vendor of Tweeds. Under the exchange agreement, the Company issued 234,900 shares of its 6% Series A Preferred Stock (6% Preferred Stock) for an installment note, dated March 29, 1993, as amended, in the amount of approximately $2.4 million issued by Tweeds. Dividends on the 6% Preferred Stock began accruing on September 30, 1993.



     The 6% Preferred Stock shall be converted into Common Stock of the Company over a three year period on September 30, 1994, 1995, and 1996. The conversion price shall be an amount equal to the average of the per share closing prices for the five trading days proceeding the conversion dates.



     The 6% Preferred Stock has a stated value of $10 per share and has a liquidation preference of an amount equal to the stated value of each share of the 6% Preferred Stock plus accrued dividends or $2,385,000 at January 1, 1994. The Company has the right to redeem the 6% Preferred Stock at its initial stated value plus accrued dividends, payable in cash.


  Warrants

     The warrants outstanding at January 1, 1994, are as follows:

WARRANTS        EXERCISE       EXPIRATION
 ISSUED          PRICE            DATE
- ---------       --------       ----------
3,151,945        $ 2.42         05/08/96
  349,601          2.19         05/10/96
3,157,884          2.91         07/08/96
  334,550          2.19         07/10/96
- ---------
6,993,980
- ---------
- ---------

     Of the above warrants issued, 5,033,735 warrants are held by NAR and affiliates.

     In addition, as previously discussed, the Company issued to Sears a performance warrant to purchase up to 7 million shares of Common Stock in 1999. This performance warrant is not reflected in the above table.


     At January 1, 1994, there were 82,933,177 shares of Common Stock and 234,900 shares of 6% Series A Preferred Stock outstanding. Additionally, an aggregate of 18,367,717 shares of Common Stock were reserved for (i) the exercise of outstanding options (535,250), (ii) the exercise of outstanding warrants (13,993,980) including the Sears performance warrant discussed above,
(iii) the Executive Equity Incentive Plan (1,736,170), (iv) the Restricted Stock Award Plan (314,200), and (v) the All Employee Equity Investment Plan (1,788,117).


  Other Transactions

     In July 1993, the Company filed a Form S-3 with the Securities and Exchange Commission registering 3,750,000 shares of the Company's Common Stock for the purpose of the Gump's acquisition and future business combination transactions. As of January 1, 1994, 2,615,928 shares have been issued in connection with the Gump's, The Company Store and Tweeds acquisitions.

     On February 16, 1994, the Company entered into an agreement with Sun Life Insurance Company of America ("Sun Life") whereby Sun Life will exercise its 1,960,245 warrants in a cashless or net-issue exchange with the Company and the Company will issue 1,309,207 shares of Common Stock. The number of

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
shares of the Company's Common Stock to be received by Sun Life upon the "cashless" exercise of its warrants was determined based upon the average closing price of the Common Stock on the American Stock Exchange for the ten day trading period ended on February 15, 1994, which is $7.163 per share.

  Dividend Restrictions


     The Company is restricted from paying dividends on its Common Stock or from acquiring any of its capital stock by certain debt covenants contained in agreements to which the Company is a party.


9.  EMPLOYEE BENEFIT PLANS

  Stock Option Plan

     Pursuant to the Company's Stock Option Plan (the "Plan"), an aggregate of 2,830,519 shares were approved by shareholders for issuance to employees and consultants of the Company. The option price and the periods over which an option is exercisable are specified by the Compensation Committee of the Board of Directors.

     Options expire five years from the date of grant and principally vest over three to four years. Payment for shares purchased upon the exercise of an option shall be in cash or stock of the Company. If paid in cash, a partial payment may be made with the remainder in installments evidenced by promissory notes at the discretion of the Compensation Committee.

     Changes in options outstanding and options available for grant, expressed in number of shares, are as follows:

                                                           1991         1992         1993
                                                        ----------   ----------   ----------
     Options outstanding, beginning of period.........   1,231,623      945,965      603,765
     Expired..........................................     (28,433)    (164,200)    (214,165)
     Cancelled........................................    (257,225)    (178,000)     (24,350)
                                                        ----------   ----------   ----------
     Options outstanding, end of period...............     945,965      603,765      365,250
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------
     Options exercisable, end of period...............     571,833      502,675      365,250
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------
     Available for grant of options, end of period....   1,012,118    1,345,318    1,583,833
                                                        ----------   ----------   ----------
                                                        ----------   ----------   ----------

     The option prices range from $2.75 per share to $9.625 per share, with amounts as follows: $2.75 -- 200,000 shares, $5.00 -- 144,550 shares,
$7.00 -- 6,200 shares, $8.00 -- 7,000 shares and $9.625 -- 7,500 shares.

     Prior to 1992, three directors were granted non-qualified options outside of the Plan to purchase a total of 50,000 shares. Of these options 45,000 shares expire in 1994 and 5,000 shares expire in 1995. The option price ranges from $5.00 per share to $7.25 per share. The table above does not include these option grants.

     On September 23, 1992, six directors were granted options to purchase 20,000 shares each, at market price, which at that time was $1.75 per share. These option grants were approved at the 1993 annual meeting of shareholders and expire in 1997. The table above does not include these option grants.

  Hanover Direct, Inc. Savings Plan

     The 401(K) Savings Plan (the "Plan") allows eligible employees to contribute a percentage of their base compensation to the Plan. The Company makes matching contributions of one-third of the employees' pre-tax contributions. Participants may invest contributions in various investment funds, in addition to a guaranteed investment fund or in the Company's Common Stock.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     The Company's contributions charged to expense for 1991, 1992 and 1993 were $241,000, $265,000 and $431,000, respectively.

  Supplemental Retirement Plan

     The Supplemental Retirement Plan (the "Plan") allows eligible employees to make contributions to a trust where, prior to October 1993, they were invested for each participant in life insurance having a cash surrender value and carrying a term benefit payable to the beneficiary selected by the participant. The Company makes matching contributions. In October 1993, the Company amended and restated the Plan. Participant contributions are invested by the trust for each participant in a tax free money market fund. Company contributions in 1991, 1992 and 1993 amounted to $130,000, $179,000 and $130,000, respectively.

     The Plan permits eligible employees to contribute up to 4% of their salary. The Company matches all participant contributions, up to the 4% threshold. The Plan is not tax-qualified under the applicable provisions of the Internal Revenue Code of 1986, as amended.

  Incentive Compensation Plan

     Bonus arrangements with certain executives and key employees generally provide for additional compensation based upon the attainment of certain profit levels, as well as other performance measures. These bonuses approximated $1.6 million and $.4 million in 1992 and 1993, respectively. There were no bonuses paid in 1991. Under the bonus plan, 25% of the bonus is paid in restricted stock that participants vest in over a three year period. In fiscal 1993, 89,220 shares were issued in connection with the Incentive Compensation Plan.

  Executive Equity Incentive Plan

     On December 17, 1992, the Board of Directors adopted the 1993 Executive Equity Incentive Plan (the "Incentive Plan"). Such plan was approved by Shareholders at the 1993 Annual Meeting. Pursuant to the Incentive Plan, options to purchase shares of the Company's Common Stock will be granted from time to time by the Compensation Committee of the Board of Directors to selected executives of the Company or its affiliates. For each such option granted, the selected executive will receive the right to purchase on a specified date (the "Tandem Investment Date") a number of shares of the Company's Common Stock ("Tandem Shares") equal to one-half the maximum number of shares of the Company's Common Stock covered by such option. An aggregate of 2,400,000 shares of the Company's Common Stock have been reserved for issuance under the Incentive Plan. Company financing is available under the Incentive Plan to pay for the purchase price of the Tandem Shares.

     The purchase price per share of the Company's Common Stock upon exercise of a stock option was $2.50 ("Option Price") for all options granted before the ratification of the Incentive Plan by the Shareholders, and the fair market value of a share of the Company's Common Stock on the date of grant of such option for all other options. Options granted under the Incentive Plan become exercisable three years after the date of grant and expire six years from the date of grant. The purchase price shall be paid in full at the time of purchase in cash, or shares of the Company's Common Stock valued at their fair market value or in combination thereof. The difference between the Option Price and the fair market value of the Common Stock on the Tandem Investment Date aggregated $601,000 and is being amortized over the three year period that the options become exercisable. The amortization for fiscal 1993 was $170,000.


     In 1993, 663,830 shares were purchased at prices ranging from $3.125 to $4.50 for a total consideration of $2,133,156. The employees paid $710,000 and the Company accepted notes in the amount of $1,423,000 which are due in 1999. The notes bear interest at 3.96% to 5.54%, and 1,327,660 options were granted to such employees at prices ranging from $2.50 to $4.50.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

  Restricted Stock Award Plan

     On December 17, 1992, the Board of Directors adopted the 1993 Restricted Stock Award Plan (the "Restricted Stock Plan"). Each full-time or permanent part-time employee of the Company or its affiliates selected by the Compensation Committee who holds a key position that the Compensation Committee shall have designated for eligibility in the Restricted Stock Plan, has attained the age of 18, has performed at least 12 months of continuous service with the Company or an affiliate of the Company, and is not covered by a collective bargaining agreement may participate in the Restricted Stock Plan. Pursuant to the Restricted Stock Plan, the Compensation Committee from time to time may award shares of the Company's Common Stock ("Award Shares") to such participants. The Award Shares received by such participants are not transferable (other than by will or the laws of descent and distribution) until the vesting date or when such participant attains the age of 65, dies, or becomes permanently disabled, and are subject to forfeiture in the event the participant ceases to be an employee prior to that date. An aggregate of 500,000 shares of the Company's Common Stock have been reserved for issuance under the Restricted Stock Plan. During 1993, 185,800 shares were awarded to participants aggregating $650,000. Such amount is being amortized over a three year vesting period. Amortization in 1993 was $188,000.

  All Employee Equity Investment Plan

     On December 17, 1992, the Board of Directors adopted the 1993 All Employee Equity Investment Plan (the "Investment Plan"), subject to the approval of Shareholders at the 1993 Annual Meeting. Each full-time or permanent part-time employee of the Company or its affiliates who has attained the age of 18, has met certain standards of continuous service with the Company or an affiliate of the Company and is not covered by a collective bargaining agreement may participate in the Investment Plan.

     An eligible employee shall be granted a right to purchase a specific number of shares of the Company's Common Stock by the Compensation Committee, based on the eligible employee's salary level. The purchase price of the Company's Common Stock in the Investment Plan shall be the average market value of a share of the Company's Common Stock during the 20 days prior to the first day of the subscription period, less a 40% discount. The Shares received by such participants are not transferable (other than by will or the laws of descent and distribution) until the vesting date or when such participant attains the age of 65, dies, or becomes permanently disabled, and are subject to forfeiture in the event the participant ceases to be an employee prior to that date. An aggregate of 2,000,000 shares of the Company's Common Stock have been reserved for issuance under the Investment Plan. During fiscal 1993, 211,883 shares were purchased by employees at an average discounted price of $2.32. The difference between the market price and discounted price aggregated $422,000 and is being amortized over a three year vesting period. Amortization in 1993 was $46,000.

  Employee Stock Ownership Plan

     The Employee Stock Ownership Plan (the "ESOP") was terminated December 28, 1991. Because the value of the unallocated shares was not sufficient upon termination to fully satisfy the ESOP's indebtedness to the Company, a charge of $4.7 million was recognized in 1991 and is reflected in Other income (expense). Shares allocated to participants at December 28, 1991 were approximately 288,000. These shares became vested upon termination of the ESOP. In November 1992, after receiving approval of the termination from the Internal Revenue Service, the Company transferred 646,053 nonvested shares into its Treasury. The vested shares were distributed in 1993.

10.  INCOME TAXES

     Effective December 29, 1991, the Company adopted Statement of Financial Accounting Standards No. 109 -- Accounting for Income Taxes (SFAS 109). In accordance with this statement, for the year ended December 26, 1992, the Company recognized a deferred tax asset of $10 million, reflecting the cumulative

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
effect of the accounting change for the benefit expected to be realized from the utilization of net operating loss carryforwards ("NOLs") and deductible temporary differences. For the year ended January 1, 1994, the Company recognized an additional deferred tax asset of $.6 million, reflecting the effect of the increase in the Federal corporate income tax rate (from 34% to 35%) on the benefit expected to be realized from the utilization of NOLs carryforwards and deductible temporary differences.

     At January 1, 1994, the Company had tax NOLs totalling $147 million, which expire as follows: In the year 2000 -- $1 million, 2001 -- $21 million, 2003 -- $15 million, 2004 -- $14 million, 2005 -- $21 million, 2006 -- $47 million, 2007 -- $28 million.

     The Company also has $.9 million of charitable contribution carryforwards that expire in 1994 through 1997 and $1.7 million of general business tax credit carryforwards that expire in 1998 through 2003.

     Under Section 382 of the Internal Revenue Code of 1986, certain transactions the Company entered into during 1991 resulted in an ownership change with respect to the Company and, thus, in the imposition of an annual limitation ("the Section 382 limitation") of approximately $4 million on the amount of taxable income of the Company which may be offset by the Company's pre-change NOL, charitable contribution and business tax credit carryforwards. The Company's available NOLs for tax purposes consists of $97 million of pre-change NOL (subject to the Section 382 limitation) and $50 million of post-change NOL (not subject to the Section 382 limitation). The Company's charitable contribution carryforwards and business tax credit carryforwards are pre-change items subject to the Section 382 limitation.

     The unused portion of the $4 million annual Section 382 limitation for any year may be carried forward to succeeding years to increase the annual limitation for those succeeding years. In addition, the Company's entire $97 million of pre-change NOL may be used to offset future taxable income realized within five years of the date of change of ownership from built-in gains (generally, taxable income from the sale of appreciated assets held by the Company at the date of change in ownership) without reference to the Section 382 limitation.

     A reconciliation of the Company's net income for financial statement purposes to taxable income (loss) for the years ended December 26, 1992 and January 1, 1994 is as follows (in thousands):

                                                                       1992         1993
                                                                     --------     --------
    Net income.....................................................  $ 20,249     $ 17,337
    Income tax provision (benefit).................................       219         (130)
                                                                     --------     --------
    Income before income taxes.....................................    20,468       17,207
                                                                     --------     --------
    Differences between income before taxes for financial statement purposes and taxable income:
      Cumulative effect of accounting change for income taxes......   (10,000)          --
      State income taxes...........................................      (219)        (501)
      Utilization of carryovers....................................        --       (2,543)
      Permanent differences........................................     3,687           28
      Net change in temporary differences..........................   (41,678)     (14,191)
                                                                     --------     --------
                                                                      (48,210)     (17,207)
                                                                     --------     --------
    Taxable income (loss)..........................................  $(27,742)    $     --
                                                                     --------     --------
                                                                     --------     --------

     Changes during 1992 and 1993 in temporary differences principally relate to restaurant closing expenses and losses on asset disposals accrued in 1990 and 1991, which are deductible for income tax purposes in the year in which the assets are actually disposed and expenses are paid.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     The components of the net deferred tax asset at January 1, 1994 are as follows (in millions):

                                                                              NON-
                                                                   CURRENT   CURRENT   TOTAL
                                                                   -------   -------   ------
    Federal tax NOL, charitable contribution and business tax
      credit carryforwards.......................................   $  --    $  55.2   $ 55.2
    Allowance for doubtful accounts..............................      .8         --       .8
    Accrued liabilities..........................................     3.6         --      3.6
    Tax basis in net assets of discontinued operations in excess
      of financial statement amount..............................      .3         --       .3
    Other........................................................      .4         --       .4
                                                                   -------   -------   ------
    Deferred Tax Asset...........................................     5.1       55.2     60.3
      Valuation allowance........................................    (2.1)     (47.6)   (49.7)
                                                                   -------   -------   ------
    Deferred Tax Asset, net......................................   $ 3.0    $   7.6   $ 10.6
                                                                   -------   -------   ------
                                                                   -------   -------   ------

     The Company has established a valuation allowance for a portion of the deferred tax asset, due to the Section 382 limitation and limiting the utilization of the remaining deferred tax asset.

     SFAS 109 requires that the future tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not". In 1992 management determined, based upon the conversion of interest-bearing debentures to equity, the issuance of additional Common Stock, the disposal of unprofitable discontinued restaurant operations, the Company's history of prior operating earnings in the direct marketing business and its expectations for the future, that the operating income of the Company will, more likely than not, be sufficient to utilize $30 million of deductible temporary differences and NOLs prior to their expiration. In making such determination, the Company adjusted 1992 income by eliminating interest expense related to retired debt and assumed that such adjusted 1992 income level could be obtained in each of the next three years.


     Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse. Future levels of operating income and taxable income are dependent upon general economic conditions, competitive pressures on sales and margins, postal and other delivery rates, and other factors beyond the Company's control. Accordingly, no assurance can be given that sufficient taxable income will be generated for utilization of the NOLs and reversals of temporary differences. At January 1, 1994, the Company has maintained the $30 million amount of expected future operating income that will "more likely than not" utilize the deductible temporary differences and NOLs prior to their expiration. Management believes that although the 1993 operating results might justify a higher amount, in view of its history of operating losses, the $30 million represents a reasonable conservative estimate of the future utilization of the NOLs and the Company will continue to evaluate the likelihood of future profit and the necessity of future adjustments to the deferred tax asset valuation allowance.


     The Company's tax returns for years subsequent to 1984 have not been examined by the Internal Revenue Service ("IRS"). Availability of the NOLs might be challenged by the IRS upon examination of such returns which could affect the availability of NOLs incurred prior or subsequent to the change in ownership or both. The Company believes, however, that IRS challenges that would limit the utilization of NOLs will not have a material adverse effect on the Company's financial position.


     The Federal income tax provision was $5.9 million in 1993 which was offset by the utilization of certain NOLs. In addition, a $.6 million deferred tax benefit was recorded in 1993 as a result of the increase in the Federal corporate income tax rates from 34% to 35%. The Company's Federal income tax provision consists of

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
zero in 1991 and 1992. The Company's provision for state income taxes consists of $.2 million in 1991, $.2 million in 1992 and $.5 million in 1993.


     Total tax expense for each of the three fiscal years presented differ from the amount computed by applying the statutory tax rate of 35% (34% in 1992 and 1991) due to the following:


                                                                 1991         1992         1993
                                                               PERCENT      PERCENT      PERCENT
                                                              OF PRE-TAX   OF PRE-TAX   OF PRE-TAX
                                                                 LOSS        INCOME       INCOME
                                                              ----------   ----------   ----------
     Tax (benefit) at statutory rate........................     (34.0)%       34.0%        35.0%
     Cumulative effect of accounting change for income
       taxes................................................        --        (16.6)          --
     State and local taxes..................................       0.3          1.1          1.9
     Effect of federal rate change on deferred tax asset....        --           --         (3.7)
     Stock issuance expenses................................        --          5.5           --
     Net reversal of temporary differences..................        --        (69.2)       (28.9)
     Loss for which no tax benefit could be recognized......      30.8           --           --
     Utilization of contribution and NOL carryover..........        --           --         (5.4)
     Tax NOL for which no benefit could be recognized.......        --         46.1           --
     Other..................................................       3.2          0.2          0.3
                                                              ----------   ----------   ----------
                                                                   0.3%         1.1%        (0.8)%
                                                              ----------   ----------   ----------
                                                              ----------   ----------   ----------


11.  LEASES

     Certain leases to which the Company is a party provide for payment of real estate taxes and other expenses. Most leases are operating leases and include various renewal options with specified minimum rentals. Rental expense for operating leases related to continuing operations were as follows (in thousands):

                                                                    1991     1992     1993
                                                                   ------   ------   ------
     Minimum rentals.............................................  $6,807   $8,910   $9,458
                                                                   ------   ------   ------
                                                                   ------   ------   ------

     Future minimum lease payments under noncancellable operating and capital leases relating to continuing operations, that have initial or remaining terms in excess of one year, together with the present value of the net minimum lease payments as of January 1, 1994, are as follows (in thousands):


                                                                         OPERATING   CAPITAL
                                 YEAR ENDING                              LEASES     LEASES
       ----------------------------------------------------------------  ---------   -------
       1994............................................................   $ 7,257    $   873
       1995............................................................     4,527        732
       1996............................................................     3,425        694
       1997............................................................     2,703        454
       1998............................................................     2,627         --
       Thereafter......................................................    17,706         --
                                                                         ---------   -------
       Total minimum lease payments....................................   $38,245      2,753
                                                                         ---------
                                                                         ---------
       Less amount representing interest (a)...........................                  182
                                                                                     -------
       Present value of minimum lease payments (b).....................              $ 2,571
                                                                                     -------
                                                                                     -------


- ---------------

(a) Amount necessary to reduce net minimum lease payments to present value calculated at the Company's incremental borrowing rate at the inception of the leases.
(b) Reflected in the balance sheet as current and noncurrent capital lease obligations of $50,000 and $105,000 in 1992 and $748,000 and $1,823,000 in
    1993, respectively.

12. DISCONTINUED RESTAURANT OPERATIONS

     In 1992, the Company sold substantially all of the properties remaining from its discontinued restaurant operations. The Company realized net proceeds from such sales of approximately $17.3 million of which approximately $14.9 million was used to reduce outstanding indebtedness. In addition, in exchange for notes, cash and stock valued at $3.9 million, the Company was relieved of $20.4 million in future rent obligations.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

     Revenues applicable to discontinued operations were $10 million in 1991. Interest expense allocated to discontinued operations was $1.6 million and $1.9 million for the years 1991 and 1992, respectively. There was no interest expense allocated to discontinued operations for the year ended January 1, 1994.

     At December 26, 1992 and January 1, 1994, reserves for discontinued restaurant operations approximated $3.5 million and $2.6 million, respectively. Charges against these reserves were $7.7 million and $0.9 million for the years ended December 26, 1992 and January 1, 1994, respectively.

     The future minimum lease payments under noncancellable leases as of January 1, 1994, are as follows: 1994 -- $1.7 million; 1995 -- $1.7 million;
1996 -- $1.5 million; 1997 -- $1.5 million; 1998 -- $1.4 million and thereafter $14.8 million. The above amounts exclude annual sublease income of $1.8 million from subleases which have the same expiration as the underlying leases.

13. RESTRUCTURING CHARGES AND TRANSACTION COSTS

     In 1991, in connection with the restructuring activities, the Company recorded charges of approximately $5.8 million. These charges were primarily related to severance costs ($.6 million), the costs associated with the restructuring of certain catalogs, including inventory costs ($2.6 million), and other restructuring costs ($2.6 million). The operating results of 1991 also include charges of approximately $4.8 million which were directly related to the stock purchase agreement transaction. These charges include approximately $1.7 million of transaction fees which have been classified as Other income (expense) and increased compensation costs directly related to the change in control provisions included in certain executive employment contracts. In addition, the Company incurred a charge of $3.1 million in connection with the settlement of the employment contract of the former Chairman and CEO of the Company.

14. MANAGEMENT COMPENSATION AGREEMENTS

     In connection with consummating the transactions in the stock purchase agreement and as a condition thereto, the Company entered into an employment agreement (the "Employment Agreement") with Jack E. Rosenfeld, the President and Chief Executive Officer of the Company. The Employment Agreement provides for
(1) a five-year term commencing on October 25, 1991, at a base salary of $500,000 per year; (2) a payment to a trust on behalf of Mr. Rosenfeld of 916,667 shares of Common Stock in lieu of a cash payment of $1,564,000 to which he would have been entitled in connection with a change in control, 250,000 of such shares to vest in equal annual installments over three years with the vested shares distributable to Mr. Rosenfeld at the end of the employment term or the earlier termination of his employment; (3) the grant of an option to Mr. Rosenfeld, which has expired, to purchase shares of Common Stock in the event the Company achieved certain earnings in the fourth quarter of 1991; and (4) the grant of registration rights under the Securities Act of 1933, as amended, for shares of Common Stock owned by Mr. Rosenfeld. On October 25, 1991, NAR entered into an agreement with Mr. Rosenfeld pursuant to which he may purchase from NAR prior to October 25, 1996, 1,213,605 shares of Common Stock at a price per share of $2.00 (subject to adjustment) plus 10% per year through the exercise period. This agreement was amended on September 23, 1992 to provide that NAR would grant to Mr. Rosenfeld in March 1993 the right to purchase an additional 1,213,605 shares of Common Stock ("Rights Shares") at a price per share of $1.50 (subject to adjustment) plus 10% per year from September 1992 through the exercise period.

     In connection with the stock purchase agreement, the Company entered into employment agreements with each of Messrs. Michael P. Sherman, Wayne P. Garten and Edward J. O'Brien, executive officers of the Company. These agreements were substantially the same as such officers' existing employment agreements, except that they provided for cash payments to Messrs. Sherman, Garten and O'Brien of $281,714, $221,621 and $90,000, respectively, and contribution to a trust on behalf of such officers of 156,979 shares, 147,812 shares and 60,000 shares of Common Stock of the Company, respectively, in connection with the change in control effected by the NAR transaction and in lieu of their right to receive a cash change in control payment.

                     HANOVER DIRECT, INC. AND SUBSIDIARIES

Pursuant to the terms of the trust, such Common Stock was distributed to each such officer during fiscal 1993. Messrs. Sherman, Garten and O'Brien were granted certain registration rights under the Securities Act of 1933, as amended, with respect to the shares of Common Stock granted to each of them.

15. RELATED PARTY TRANSACTIONS

     Approximately $85,000 was paid for the rental of property pursuant to an operating lease to a partnership in which the wife of the Chief Executive Officer and President of the Company, Jack E. Rosenfeld, is a partner. Jack E. Rosenfeld is also a director of the Company.

     On September 23, 1992, a transaction was approved by the Company's shareholders pursuant to which NAR acquired 62% of the Company's Common Stock. See Note 2 for a description of the transaction. At January 1, 1994, NAR owned 57% of the Company's outstanding Common Stock.

     Since January 1993, pursuant to a consulting arrangement, QCC renders management consulting, business advisory and investment banking services to the Company for an annual fee of $750,000.

16. COMMITMENTS AND CONTINGENCIES

     The Company is obligated under various employment contracts with key executives extending through 1995. The aggregate payments due under such contracts is $2.0 million.


     In connection with certain disposal transactions, the Company remains contingently liable with respect to lease obligations for 10 restaurant properties, should the buyers fail to perform under the agreements. The future minimum lease payments as of January 1, 1994, are as follows (in thousands):
1994 -- $459; 1995 -- $445; 1996 -- $366; 1997 -- $278; 1998 -- $192 and
thereafter $737.



     In January 1994, the Company purchased for $1.1 million a 50% interest in Blue Ridge Associates (the "Partnership"), a partnership which owns the Tweeds Roanoke, Virginia fulfillment center. In connection with the Partnership, a subsidiary of the Company is contingently liable with respect to the obligations of the Partnership. The Partnership has a mortgage on the Roanoke fulfillment center in the amount of $6.6 million.


     In May 1992 the United States Supreme Court reaffirmed an earlier decision which allowed direct marketing companies to make sales into states where they do not have a physical presence without collecting sales taxes with respect to those sales. The Court, however, noted that Congress has the power to change this law. Forty-six states plus the District of Columbia have sales or use taxes or authorize local governmental units to impose sales or use taxes. The Company sells merchandise in all fifty states plus the District of Columbia. Various states are increasing their efforts by various means, including lobbying Congress, to impose on direct marketers the burden of collecting sales and use taxes on the sale of products shipped to state residents. The imposition of a sales and use tax collection obligation on the Company in states to which it ships products would result in additional administrative expense to the Company and higher costs to its customers for the same merchandise currently being purchased by them. This may have a negative effect on customer response rates and revenue levels, thereby negatively affecting the Company's sales and profitability. Under the law as it presently exists, the Company believes that it collects sales tax in all jurisdictions that it is required to do so.

     The Company is involved in other various routine lawsuits of a nature which are deemed customary and incidental to its business. In the opinion of management, the ultimate disposition of such actions will not have a material adverse effect on the Company's financial position or results of operations.

17. SUBSEQUENT EVENT

     On February 18, 1994, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission registering 10 million shares of its Common Stock, including 4,154,604 shares on

                     HANOVER DIRECT, INC. AND SUBSIDIARIES
behalf of two selling shareholders. The net proceeds from the offering with respect to the Company's shares will be used for general corporate purposes, including the expansion of the Company's business. The registration statement has not yet become effective.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                   FIRST        SECOND       THIRD        FOURTH
                      1992                        QUARTER      QUARTER      QUARTER      QUARTER
- ------------------------------------------------  --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues........................................  $128,787     $142,861     $144,769     $170,145
Gross profit....................................    42,698       51,337       48,924       61,887
Income from operations..........................     2,133        3,123        2,291        6,855
Income (loss) from continuing operations........    (1,823)        (899)      (1,246)       5,016
Extraordinary items.............................        --        1,209        6,501        1,491
Cumulative effect of accounting change for
  income taxes..................................    10,000           --           --           --
                                                  --------     --------     --------     --------
Net income......................................     8,177          310        5,255        6,507
Preferred stock dividends.......................      (700)        (700)        (800)        (997)
                                                  --------     --------     --------     --------
Net income (loss) applicable to Common
  Shareholders..................................  $  7,477     $   (390)    $  4,455     $  5,510
                                                  --------     --------     --------     --------
                                                  --------     --------     --------     --------
Net income (loss) per share:
  Income (loss) from continuing operations......  $   (.09)    $   (.05)    $   (.07)    $    .06
  Extraordinary items...........................        --          .04          .22          .02
  Cumulative effect of accounting change for
     income taxes...............................       .35           --           --           --
                                                  --------     --------     --------     --------
Net income (loss)...............................  $    .26     $   (.01)    $    .15     $    .08
                                                  --------     --------     --------     --------
                                                  --------     --------     --------     --------

                                                   FIRST        SECOND       THIRD        FOURTH
                      1993                        QUARTER      QUARTER      QUARTER      QUARTER
- ------------------------------------------------  --------     --------     --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues........................................  $121,565     $144,319     $147,890     $228,737
Gross profit....................................    43,585       52,578       51,233       86,728
Income from operations..........................     2,937        3,963        3,056        9,120
Net income......................................     2,477        4,356        2,492        8,012
Preferred stock dividends.......................    (1,000)      (1,005)      (1,006)      (1,082)
                                                  --------     --------     --------     --------
Net income applicable to Common Shareholders....  $  1,477     $  3,351     $  1,486     $  6,930
                                                  --------     --------     --------     --------
                                                  --------     --------     --------     --------
Net income per share............................  $    .02     $    .05     $    .02     $    .09
                                                  --------     --------     --------     --------
                                                  --------     --------     --------     --------

                             (INSIDE BACK COVER)



                              The Company's goal
                               is to become the
                           nation's leading direct
(PHOTOGRAPH 1)              specialty retailer and           (PHOTOGRAPH 2)
                           preferred retail source
                              for its customers.



      The Company                                        The Company recently
   identifies market                                   entered into a strategic
   opportunities to                (LOGO)                 venture with Boston
 introduce new branded                                    Publishing Company,
niche catalogs, such as                                publisher of the Museum
    Kitchen & Home.                                   Collections and Finishing
                                                           Touches catalogs.



                               In January 1994,
                             Hanover entered into
                              an agreement with
                               Sears to produce
(PHOTOGRAPH 3)              specialty catalogs for             (PHOTOGRAPH 4)
                             the 23 million Sears
                             customers no longer
                             being served by the
                            recently discontinued
                                Sears catalog.


     Domestications(R), Tapestry(R), Hanover House(R), Colonial Garden Kitchens(R), Mature Wisdom(R), International Male(R), Undergear(R), Silhouettes(R), Simply Tops(R), Gump's(R), Tweeds(R), and The Company Store(R) are federally registered trademarks of the Company. This prospectus also contains other registered and unregistered trademarks and service marks owned by the Company and by others.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Investment Considerations.............    6
The Company...........................    9
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Consolidated Financial Condition
  and Results of Operations...........   15
Business..............................   22
Management............................   33
Principal and Selling Shareholders....   36
Relationship with NAR.................   38
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   40
Certain United States Tax Consequences
  to Non-U.S. Holders of Common
  Stock...............................   41
Underwriting..........................   44
Legal Matters.........................   45
Experts...............................   45
Available Information.................   46
Incorporation of Certain Documents by
  Reference...........................   46
Index to Consolidated Financial
  Statements..........................  F-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                               10,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                         -----------------------------
                                   PROSPECTUS
                         -----------------------------
                              MERRILL LYNCH & CO.

                               ALEX. BROWN & SONS
                                  INCORPORATED
                                            , 1994
- ------------------------------------------------------
- ------------------------------------------------------

                     APPENDIX TO ELECTRONIC FORMAT DOCUMENT

                             (INSIDE FRONT COVER 1)

(PHOTOGRAPH 1) -- is a cover of a Gump's catalog with an oriental table and vase

(PHOTOGRAPH 2) -- is a cover of a Hanover House catalog with a staircase basket

(PHOTOGRAPH 3) -- is a cover of a Tweeds catalog with a woman on a pier

(PHOTOGRAPH 4) -- is a cover of a Domestications catalog with a bed

                             (INSIDE FRONT COVER 2)

(PHOTOGRAPH 1) -- is a cover of an International Male catalog

(PHOTOGRAPH 2) -- is a cover of The Company Store catalog

(PHOTOGRAPH 3) -- is a cover of an Undergear catalog

(PHOTOGRAPH 4) -- is a cover of a Tapestry catalog

(PHOTOGRAPH 5) -- is a cover of The Safety Zone catalog

(PHOTOGRAPH 6) -- is a cover of a Colonial Garden Kitchens catalog

(PHOTOGRAPH 7) -- is a cover of a Simply Tops catalog

(PHOTOGRAPH 8) -- is a cover of a Silhouettes catalog

(PHOTOGRAPH 9) -- is a cover of an Essence catalog

(PHOTOGRAPH 10) -- is a cover of a Mature Wisdom catalog

                              (INSIDE BACK COVER)

(PHOTOGRAPH 1) -- is a cover of a Kitchen & Home catalog

(PHOTOGRAPH 2) -- are covers of the Finishing Touches and Museum Collections catalog

(PHOTOGRAPH 3) -- are covers of two Sears catalogs -- Beautiful Style and Great
                  Kitchens

(PHOTOGRAPH 4) -- is a cover of the Sears catalog, Show Place

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the issuance and sale of the Common Stock offered hereby, other than underwriting discounts and commissions. The amount of such expenses are as follows:


                                                                                  SELLING
                                                                COMPANY         SHAREHOLDER
                                                              -----------       -----------
    SEC registration fee....................................  $ 18,043.35          9,715.65
    NASD filing fee.........................................     5,557.50          2,992.50
    AMEX listing fee........................................    11,375.00*         6,125.00*
    Printing and engraving expenses.........................   146,250.00*        78,750.00*
    Legal fees and expenses.................................   146,250.00*        78,750.00*
    Accounting fees and expenses............................   130,000.00*        70,000.00*
    Blue Sky fees and expenses (including counsel fees).....    13,000.00*         7,000.00*
    Transfer agent and registrar fees and expenses..........    10,075.00*         5,425.00*
    Miscellaneous expenses..................................    39,449.15*        21,241.85*
                                                              -----------       -----------
              Total.........................................  $520,000.00*      $280,000.00*
                                                              -----------       -----------
                                                              -----------       -----------


- ---------------

* Estimated

ITEM 16.  EXHIBITS.


  EXHIBIT
  NUMBER
  ------
      1    Purchase Agreement.*
      5    Opinion of Whitman Breed Abbott & Morgan as to the legality of the securities being registered.**
   23.1    Consents of Arthur Andersen & Co.
   23.2    Consent of KPMG Peat Marwick.
   23.3    Consent of Deloitte & Touche.
   23.4    Consent of Ernst & Young.
   23.5    Consent of Whitman Breed Abbott & Morgan (included in the opinion set forth as
           Exhibit 5 to this Registration Statement).**
     24    Powers of Attorney of certain directors of the Company (included on Page II-6 of the Registration Statement on Form S-3 (Registration No. 33-52353) filed on
           February 18, 1994).**


- ---------------


* To be filed by amendment.



** Previously filed.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, HANOVER DIRECT, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF WEEHAWKEN, STATE OF NEW JERSEY, ON THE 10TH DAY OF MARCH, 1994.


                                          HANOVER DIRECT, INC.


                                          By:     /s/  JACK E. ROSENFELD
                                                     Jack E. Rosenfeld,
                                               President and Chief Executive
                                                           Officer



     PURSUANT TO THE REQUIREMENT OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS, IN THE CAPACITIES INDICATED ON MARCH 10, 1994.



                    NAME                                            TITLE
- ---------------------------------------------   ----------------------------------------------
          /s/  ALAN G. QUASHA*                  Chairman of the Board and Director
               Alan G. Quasha

         /s/  JACK E. ROSENFELD*                Director, President and Chief Executive
              Jack E. Rosenfeld                   Officer
                                                  (principal executive officer)

          /s/  WAYNE P. GARTEN*                 Executive Vice President and Chief Financial
               Wayne P. Garten                    Officer
                                                  (principal financial officer)

          /s/  DAVID E. ULLMAN*                 Vice President-Controller
               David E. Ullman                    (principal accounting officer)

           /s/  RALPH DESTINO*                  Director
                Ralph Destino

          /s/  J. DAVID HAKMAN*                 Director
               J. David Hakman

           /s/  S. LEE KLING*                   Director
                S. Lee Kling

                                                Director
          Theodore H. Kruttschnitt

          /s/  JEFFREY LAIKIND*                 Director
               Jeffrey Laikind

        /s/  ELIZABETH VALK LONG*               Director
             Elizabeth Valk Long

                    NAME                                            TITLE
- ---------------------------------------------   ----------------------------------------------
         /s/  EDMUND R. MANWELL*                Director
              Edmund R. Manwell

          /s/  GERALDINE STUTZ*                 Director
               Geraldine Stutz

         /s/  ROBERT F. WRIGHT*                 Director
              Robert F. Wright


- ---------------

     * Michael P. Sherman, pursuant to a Power of Attorney executed by each of the directors and officers noted above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to Registration Statement on Form S-3 on behalf of each of the persons noted above, in the capacities indicated.


                                               /s/  MICHAEL P. SHERMAN
                                                    Michael P. Sherman

                                                                     SCHEDULE II



                              HANOVER DIRECT, INC.


             AMOUNTS RECEIVABLE FROM RELATED PARTIES, UNDERWRITERS,


              PROMOTERS, AND EMPLOYEES OTHER THAN RELATED PARTIES


                           YEAR ENDED JANUARY 1, 1994



              COLUMN A                 COLUMN B    COLUMN C          COLUMN D                 COLUMN E
- ------------------------------------  ----------   --------   -----------------------   ---------------------

                                                                    DEDUCTIONS             BALANCE AT END
                                      BALANCE AT              -----------------------         OF PERIOD
                                      BEGINNING                AMOUNTS      AMOUNTS     ---------------------
           NAME OF DEBTOR             OF PERIOD    ADDITIONS  COLLECTED   WRITTEN OFF   CURRENT   NON CURRENT
- ------------------------------------  ----------   --------   ---------   -----------   -------   -----------
Spence Halper, E.V.P.(a)
  Year Ended January 1, 1994........     $ --      $100,000   $      --       $--         $--      $ 100,000
Wayne P. Garten, E.V.P.(b)
  Year Ended January 1, 1994........     $ --      $235,802   $ 135,802       $--         $--      $ 100,000
Edward J. O'Brien Sr.V.P.(c)
  Year Ended January 1, 1994........     $ --      $113,837   $  63,837       $--         $--      $  50,000
Charles Pellenberg, E.V.P.(a)
  Year Ended January 1, 1994........     $ --      $125,000   $      --       $--         $--      $ 125,000
Jack Rosenfeld, C.E.O.(a)
  Year Ended January 1, 1994........     $ --      $187,500   $      --       $--         $--      $ 187,500
Michael P. Sherman, E.V.P.(d)
  Year Ended January 1, 1994........     $ --      $229,802   $ 129,802       $--         $--      $ 100,000


- ---------------


(a) Notes receivable issued in connection with Executive Equity Incentive Plan. The Notes bear interest at 5.54% and are due March 1999.



(b) Notes receivable represents $100,000 for the Executive Equity Incentive Plan bearing interest at 5.54% due March 1999. The $135,802 represents a personal loan with interest at 8% and such loan was repaid in fiscal 1993.



(c) Notes receivable represents $50,000 for the Executive Equity Incentive Plan bearing interest at 5.54% due March 1999. The remaining $63,837 represents a personal loan with interest at 8% and such loan was repaid in fiscal 1993.



(d) Notes receivable represents $100,000 for the Executive Equity Incentive Plan bearing interest at 5.54% due March 1999. The remaining $129,802 represents a personal loan with interest at 8% and such loan was repaid in fiscal 1993.

                                                                   SCHEDULE VIII



                              HANOVER DIRECT, INC.


                       VALUATION AND QUALIFYING ACCOUNTS


      YEARS ENDED JANUARY 1, 1994, DECEMBER 26, 1992 AND DECEMBER 28, 1991



        COLUMN A             COLUMN B                 COLUMN C                 COLUMN D       COLUMN E
- -------------------------  -------------   -------------------------------   -------------   -----------
                                                      ADDITIONS
                                           -------------------------------
                                                               CHARGED TO
                            BALANCE AT                           OTHER                       BALANCE AT
                             BEGINNING     CHARGED TO COSTS     ACCOUNTS     DEDUCTIONS -      END OF
       DESCRIPTION           OF PERIOD       AND EXPENSES       DESCRIBE       DESCRIBE        PERIOD
- -------------------------  -------------   ----------------   ------------   -------------   -----------
1993:
Allowance for doubtful
  accounts receivable....  $   6,386,000      $3,676,000      (5) $134,000   (1)$5,952,000   $ 4,244,000
Reserves for discontinued
  operations.............      3,464,000                                     (2)   906,000     2,558,000
Deferred tax asset
  valuation allowance....     53,000,000                      (6)2,600,000   (4) 5,900,000    49,700,000
1992:
Allowance for doubtful
  accounts receivable....      7,040,000       6,024,000                     (1) 6,678,000     6,386,000
Reserves for discontinued
  operations.............     11,185,000                                     (2) 7,721,000     3,464,000
Deferred tax asset
  valuation allowance....  (3)53,000,000                                                      53,000,000
1991:
Allowance for doubtful
  accounts receivable....      4,994,000       6,756,000                     (1) 4,710,000     7,040,000
Reserves for discontinued
  operations.............     17,270,000       5,229,000                     (2)11,314,000    11,185,000


- ---------------


(1) Accounts written-off.



(2) Utilization of reserves.



(3) The Company adopted SFAS 109 effective December 29, 1991.



(4) Utilization of valuation allowance.



(5) Represents acquired allowance for doubtful accounts receivable.



(6) Represents increase in available net operating losses and effect of increase in corporate income tax rates from 34% to 35%.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT                            PAGE NO.
- ------   -------------------------------------------------------------------------  ---------
  1      Purchase Agreement*......................................................
  5      Opinion of Whitman Breed Abbott & Morgan as to the legality of the securities being registered**............................................
 23.1    Consents of Arthur Andersen & Co.........................................
 23.2    Consent of KPMG Peat Marwick.............................................
 23.3    Consent of Deloitte & Touche.............................................
 23.4    Consent of Ernst & Young.................................................
 23.5    Consent of Whitman Breed Abbott & Morgan (included in the opinion set forth as Exhibit 5 to this Registration Statement)**.....................
 24      Powers of Attorney of certain directors of the Company (included on Page
         II-6 of the Registration Statement on Form S-3 filed on February 18,
         1994)....................................................................


- ---------------


 * To be filed by amendment.



** Previously filed.